Exhibit 2.1

EXECUTION VERSION

MASTER TRANSACTION AGREEMENT

among

FIAT S.p.A.,

NEW CARCO ACQUISITION LLC,

CHRYSLER LLC

and

the other SELLERS identified herein

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Section 3.24	No Additional Representations	29

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF FIAT

Section 4.01	Organization, Standing and Power	29

Section 4.02	Authority; Execution and Delivery; Enforceability	30

Section 4.03	Noncontravention; Consents	30

Section 4.04	Litigation	31

Section 4.05	[Reserved]	31

Section 4.06	Distribution	31

Section 4.07	Suppliers	31

Section 4.08	Certain Business Practices	31

Section 4.09	Brokers and Other Advisors	32

Section 4.10	Fiat Intellectual Property and IT Systems	32

Section 4.11	Wherewithal to Perform Obligations	33

Section 4.12	No Additional Representations	33

ARTICLE IV-A REPRESENTATIONS AND WARRANTIES OF PURCHASER

Section 4A.01	Organization, Standing and Power	33

Section 4A.02	Authority; Execution and Delivery; Enforceability	34

Section 4A.03	Noncontravention; Consents	34

Section 4A.04	Litigation	35

Section 4A.05	Non-Operation of Purchaser	35

Section 4A.06	Capitalization; Issuance of Equity Interests	35

Section 4A.07	Brokers and Other Advisors	35

Section 4A.08	No Additional Representations	36

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MASTER TRANSACTION AGREEMENT dated as of April 30, 2009 (this “Agreement”), among FIAT S.p.A., a Società per Azioni organized under the laws of Italy (“Fiat”) , NEW CARCO ACQUISITION LLC, a Delaware limited liability company and an indirect wholly-owned subsidiary of Fiat (“Purchaser”), CHRYSLER LLC, a Delaware limited liability company (“the Company”), and the Subsidiaries of the Company identified on the signature pages hereto (each of the Company and such Subsidiaries, a “Seller” or “Selling Group Member” and, collectively, “Sellers”).

WHEREAS, the Company is, directly and through its Subsidiaries, engaged in the business of developing, manufacturing, distributing and selling a range of automotive products, mainly full-size, mid-size and compact cars, minivans, sport utility vehicles, parts and accessories, and of providing leasing and fleet-management services for retail and commercial customers, at various locations in the United States and around the world (such business, the “Company Business”);

WHEREAS, Sellers have filed or will file voluntary petitions for relief (the “Petitions”) under chapter 11 of title 11 of the United States Code, 11 U.S.C. §§ 101, et seq., as amended (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”) and the Sellers will be debtors in possession under the Bankruptcy Code;

WHEREAS, in accordance with the terms and conditions set forth herein, Purchaser wishes to purchase from the Sellers the Purchased Assets in accordance with sections 105, 363 and 365 of the Bankruptcy Code;

WHEREAS, Purchaser has entered into Equity Subscription Agreements with each of the VEBA Trust, the U.S. Treasury and Canada, each dated as of the date hereof (the “Equity Subscription Agreements”), pursuant to which Purchaser has agreed to issue, on the Closing Date, to (i) the VEBA Trust the Class A Membership Interests in Purchaser set forth in the Schedule of Members (the “Schedule of Members”) to the Operating LLC Agreement attached as Exhibit H (the “VEBA LLC Interest”), (ii) the U.S. Treasury the Class A Membership Interests in Purchaser set forth in the Schedule of Members (the “UST LLC Interest”), (iii) Canada the Class A Membership Interests in Purchaser set forth in the Schedule of Members (the “Canada LLC Interest”, and together with the UST LLC Interest and the VEBA LLC Interest, the “Other LLC Interests”);

WHEREAS, in exchange for the Purchased Assets, in accordance with the terms and conditions set forth herein, Purchaser (i) wishes to assume from the Sellers the Assumed Liabilities and (ii) pay to the Company cash consideration in the amount of $2,000,000,000 (the “Cash Consideration”);

WHEREAS, in accordance with the terms and conditions set forth herein, Fiat (i) desires to contribute or cause to be contributed to Purchaser, among other things, certain rights to Fiat technology, including Fiat Group Automobiles S.p.A. product platforms, Fiat Powertrain Technologies S.p.A. powertrains and other key technology, management services, access to international markets and other distribution enhancements under and pursuant to the terms and conditions of the Master Industrial Agreement, (ii) will retain through its wholly-owned Subsidiary Class B Membership Interests in Purchaser initially representing 20% of the total Membership Interests in Purchaser (by vote and value on a fully diluted basis), but that upon the occurrence of certain events set forth in the Operating LLC Agreement may increase up to a 35% Membership Interest in Purchaser (by vote and value on a fully diluted basis) and (iii) shall have options for Fiat or its designated Subsidiaries to purchase additional Membership Interests as set forth in the Operating LLC Agreement, such that Fiat may, directly or indirectly, own a 51% total Membership Interest in Purchaser (by vote and value on a fully diluted basis) upon full exercise of such options;

WHEREAS, Fiat and the Company desire to cooperate in (i) the development of joint purchasing programs; (ii) the sale of certain Fiat products into the United States, Canada and Mexico (the “NAFTA Region”) with the support of the Company’s distribution network; (iii) the sale of certain Company products outside the NAFTA Region through the Fiat distribution network; (iv) research and development activities; and (v) branding opportunities; and

WHEREAS, in connection with the transactions contemplated hereby, it is necessary to reorganize the ownership structure of the Company.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the Sellers, Purchaser and Fiat hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.01 Specific Definitions. As used in this Agreement, and unless the context requires a different meaning, the terms defined in the Definitions Addendum have the meanings specified or referred to therein.

ARTICLE II

CONTRIBUTION; CLOSING; PURCHASE AND SALE

Section 2.01 Closing Transactions. Subject to the terms and conditions of this Agreement, at the Closing, (A) Fiat and certain of its Affiliates, Purchaser, and the Sellers and their Affiliates shall enter into the Master Industrial Agreement and the other Transaction Agreements to which they are a party, (B) Purchaser will, and Fiat shall cause Purchaser to, issue the Other LLC Interests to the VEBA Trust, Canada (or its designee), and the U.S. Treasury (or its designee) pursuant to the Equity Subscription Agreements, (C) Purchaser will pay the Cash Consideration, (D) the Purchaser will issue the Closing Date VEBA Note and (E) Purchaser shall, and Fiat shall cause Purchaser to, purchase the Purchased Assets and assume the Assumed Liabilities from the Company.

Section 2.02 Closing. On the terms and subject to the conditions of this Agreement, at the Closing (as defined below), the Sellers, Fiat and the Purchaser shall take or cause to be taken the actions and make or cause to be made the transfers described in Section 2.01, Section 2.06, Section 2.07, Section 2.08 and Section 2.09. The “Closing” is to be held at the offices of Sullivan & Cromwell LLP, 1701 Pennsylvania Ave, N.W., Washington,

D.C. 20006-5805 at 10:00 a.m. Washington, D.C. time on the second Business Day following the satisfaction or waiver (in accordance with this Agreement) of the conditions to the obligations of the parties hereto set forth in Section 8.01 and Section 8.02 (other than those conditions that by their nature are to be satisfied at the Closing), or at such other place or at such other time or on such other date as Fiat and the Company may mutually agree upon in writing (the “Closing Date”). All the transactions set forth in Section 2.01, Section 2.06, Section 2.07, Section 2.08 and Section 2.09 will be considered to have taken place simultaneously on the Closing Date, and no such transaction will be considered to have been made until all steps taken at the Closing shall have been completed, except that the issuance of the Other LLC Interests to the VEBA Trust, the U.S. Treasury (or its designee) and Canada (or its designee) shall be deemed to occur immediately prior to any such transaction.

Section 2.03 Closing Deliveries by the Company. At the Closing, the Company shall deliver or cause to be delivered to Fiat the following:

(a) stock certificates or similar documents representing all of the outstanding shares of capital stock or other equity interests of the Purchased Companies;

(b) fully executed copies of the Third Party Transaction Agreements to which the Company or any of its Subsidiaries is a party;

(c) counterparts of each Transaction Agreement and each Conveyance Document to which the Company or an Affiliate of the Company is a party executed by the Company and each such Affiliate a party thereto;

(d) a certificate reasonably satisfactory in form and substance to Fiat of the Chief Executive Officer and Chief Financial Officer of the Company certifying as to the matters set forth in Section 8.02(a) and Section 8.02(f);

(e) the same solvency certificate that is provided to U.S. Treasury under the U.S. Treasury Loan Documents;

(f) a duly executed certificate with respect to each of the Sellers that none of the Sellers is a “foreign person” within the meaning of Section 1445 of the Code and the Treasury Regulations promulgated thereunder; and

(g) any other documents or instruments reasonably requested by Fiat to consummate the transactions contemplated hereby, including any other documents or instruments contemplated to be delivered at the Closing under this Agreement.

Section 2.04 Closing Deliveries by Fiat. At the Closing, Fiat shall deliver or cause to be delivered to the Company the following:

(a) fully executed copies of the Third Party Transaction Agreements to which Fiat or any of its Subsidiaries is a party;

(b) counterparts of the Master Industrial Agreement and each of the Transaction Agreements to which Fiat or any Subsidiary of Fiat is a party executed by Fiat and each Subsidiary of Fiat that is a party thereto;

(c) a certificate reasonably satisfactory in form and substance to the Company of Alfredo Altavilla or the Chief Executive Officer of Fiat certifying as to the matters set forth in Section 8.01(a); and

(d) any other documents or instruments reasonably requested by the Company to consummate the transactions contemplated hereby, including any other documents or instruments contemplated to be delivered at the Closing under this Agreement.

Section 2.05 Closing Deliveries by Purchaser. At the Closing, Purchaser shall deliver or cause to be delivered to the Company the following:

(a) the Cash Consideration by wire transfer in immediately available funds to an account of the Company specified by the Company at least three Business Days prior to the Closing Date;

(b) evidence reasonably satisfactory in form and substance to the recipient thereof (or, in the case of the VEBA Trust, the UAW) of the issuance of the Other LLC Interests by Purchaser to the VEBA Trust, the U.S. Treasury (or its designee) and Canada (or its designee);

(c) evidence reasonably satisfactory in form and substance to UAW of the issuance of the Closing Date VEBA Note;

(d) fully executed copies of the Third Party Transaction Agreements to which Purchaser is a party;

(e) counterparts of each Conveyance Document, the Master Industrial Agreement and each Transaction Agreement to which Purchaser is a party executed by Purchaser;

(f) a certificate reasonably satisfactory in form and substance to Fiat of a duly authorized executive officer of Purchaser certifying as to the matters set forth in Section 8.01(a);

(g) documentation of the assumption of the Collective Bargaining Agreement, which documents will be reasonably satisfactory to the UAW, and the UAW Retiree Settlement Agreement executed by Purchaser;

(h) evidence of the filing of the Certificate of Amendment in accordance with Section 5.19(b); and

(i) any other documents or instruments reasonably requested by the Company to consummate the transactions contemplated hereby, including any other documents or instruments contemplated to be delivered at the Closing under this Agreement.

Section 2.06 Purchase and Sale of Purchased Assets. On the terms and subject to the conditions set forth in this Agreement, at the Closing, Purchaser shall purchase, acquire and accept from the Sellers, and the Sellers shall sell, transfer, convey and deliver to Purchaser, all of the Sellers’ right, title and interest in, to and under the Purchased Assets as of immediately prior to the Closing, free and clear of all Liens other than those created by Purchaser and free and clear of any other interest in the Purchased Assets to the extent provided in the Sale Order. For all purposes of this Agreement, the term “Purchased Assets” shall mean all of the properties, assets and rights of Sellers (other than the Excluded Assets) existing as of the Closing, real or personal, tangible or intangible, including all of Sellers’ right, title and interest in:

(a) the Contracts to which any Selling Group Member is a party, including any insurance policies, except to the extent otherwise provided in the Sale Order (“Assumed Contracts”);

(b) trade and account receivables, including all accounts receivable owed to a Selling Group Member by another Selling Group Member or by a Purchased Company (“Trade Receivables”);

(c) (i) restricted or escrowed cash, cash equivalents or marketable securities relating to Assumed Liabilities, Assumed Contracts and Letters of Credit to be replaced under Section 5.20 and (ii) cash and cash equivalents listed on Schedule 2.06(c);

(d) by quitclaim deed, owned real property (“Purchased Owned Real Property”);

(e) leasehold interests in real property leased or subleased (“Purchased Leased Real Property”);

(f) all PP&E, other than the PP&E physically located as of Closing at the Excluded Owned Real Property and the Excluded Leased Real Property, but including the PP&E described on Section 2.06(f) of the Company Disclosure Letter;

(g) (i) subject to Section 2.14, the Equity Interests in the Subsidiaries of the Company listed on Section 2.06(g)(i) (other than the entities listed under the subheading “Wholly Owned Subsidiaries – b. Purchased Companies which are not purchased entities”) of the Company Disclosure Letter (each, a “Purchased Entity”; the Purchased Entities and all of their Subsidiaries, other than Excluded Subsidiaries, the “Purchased Companies”), and (ii) the Equity Interests in the entities (other than Subsidiaries of the Company) listed on Section 2.06(g)(ii) of the Company Disclosure Letter;

(h) Intellectual Property, subject to any rights previously granted to a third party in any of the foregoing to the extent such rights are preserved by the Sale Order;

(i) all Inventory, wherever physically located, including new vehicles, service parts, precious metals, raw materials and work-in-process (the “Purchased Inventory”);

(j) all defenses, counterclaims, rights of recovery, rights of setoff and rights of recoupment, in each case only to the extent primarily related to the Purchased Assets or the Assumed Liabilities;

(k) all Documents of whatever nature and wherever located that are related to the Company Business as currently conducted, including those in the possession or control of the Sellers;

(l) all Permits (and applications therefor) owned, held or maintained by Sellers and related to or useful in the Company Business as currently conducted and expected to be conducted by Purchaser after the Closing, in each case except to the extent provided in the Sale Order;

(m) any claim, right or interest of any of the Sellers in or to any refund, rebate, abatement or other recovery of Taxes, but only to the extent the Taxes to be refunded were paid with respect to the Purchased Assets or with respect to the Purchased Companies in respect of any taxable period (or portion thereof) beginning after the Closing Date, and any refund or other recovery of Conveyance Taxes;

(n) any claim, right or interest of any of the Purchased Companies in or to any refund, rebate, abatement or other recovery of Taxes for any taxable period, but not any such amount that is required to be paid by the Company to Daimler AG or an Affiliate of Daimler AG pursuant to the Original Contribution Agreement, or, if entered into pursuant to Section 5.11, the Tax Settlement Agreement;

(o) to the extent not included by Section 2.06(n), any rights or interests assigned to the Company or its Affiliates pursuant to (i) the Tax Indemnity Agreement to the extent such rights or interests are not superseded by the CGI Indemnity Assignment Agreement, and (ii) the Daimler Transactions, as such rights or interests may be modified by, and to the extent such rights or interests are not extinguished by, the Tax Settlement Agreement;

(p) all guarantees and warranties of third parties to the extent related to Purchased Assets or Assumed Liabilities, except to the extent provided in the Sale Order;

(q) the claims and causes of action listed on Section 2.06(q)of the Company Disclosure Letter; and

(r) any and all rights of any Selling Group Member or any Subsidiary of the Company related to or arising under any Benefit Plan listed on Section 2.06(r) of the Company Disclosure Letter (which such Section 2.06(r) shall include all Benefit Plans (other than the VEBA Trust) maintained for the benefit of any current or former employee or retiree of the Company or any of its Subsidiaries that is or was covered by any Collective Bargaining Agreement) (“Included Plans”) and any assets held in trust to fund, and all insurance policies funding, any of the Liabilities under such Included Plans.

Section 2.07 Excluded Assets. Nothing herein contained shall be deemed to sell, transfer, assign or convey the Excluded Assets to Purchaser, and Sellers shall retain all of its right, title and interest to, in and under the Excluded Assets. For all purposes of this Agreement, the term “Excluded Assets” shall mean:

(a) the Contracts listed on Section 2.07(a) of the Company Disclosure Letter or deemed after the date hereof to be excluded pursuant to Section 2.10 (the “Excluded Contracts”);

(b) cash, cash equivalents and marketable securities not included in the Purchased Assets by operation of Section 2.06(c);

(c) the prepaid assets, financial assets and surety bonds listed on Section 2.07(c) of the Company Disclosure Letter;

(d) all real property owned by Sellers and listed on Section 2.07(d) of the Company Disclosure Letter (the “Excluded Owned Real Property”);

(e) all real property leased by Sellers and listed on Section 2.07(e) of the Company Disclosure Letter (the “Excluded Leased Real Property”);

(f) the PP&E physically located as of Closing at the Excluded Owned Real Property and the Excluded Leased Real Property, excluding the PP&E described in Section 2.06(f) of the Company Disclosure Letter;

(g) the Inventory described on Section 2.07(g) of the Company Disclosure Letter;

(h) any Equity Interest in any direct or indirect Subsidiary of the Company that is not a Purchased Company, including the Sellers and any Excluded Subsidiary;

(i) all of Sellers’ defenses, counterclaims, rights of recovery, rights of setoff and rights of recoupment that are not described in Section 2.06(j);

(j) all Documents that contain or are: (A) confidential personnel and medical records pertaining to any employee other than a Transferred Employee; (B) other books and records that the Sellers are required by Law to retain or that the Sellers determine are necessary or advisable to retain including Tax Returns, financial statements and corporate or other entity filings; provided that Purchaser shall have the right to make copies of any portions of such retained books and records that relate to the Purchased Assets or Assumed Liabilities; (C) any information management systems of Sellers that are subject to third party licensing restrictions that prohibit the transfer thereof; and (D) minute books, stock ledgers and stock certificates of Sellers;

(k) all Permits that are not described in Section 2.06(l);

(l) except as otherwise provided in this Agreement, any claim, right or interest of any of the Sellers in or to any refund, rebate, abatement or other recovery for Taxes that is not described in Section 2.06(m);

(m) all rights under Sellers’ insurance policies and any refunds of premiums or claims due with respect to such insurance policies, to the extent such insurance policies are not Assumed Contracts;

(n) all of Sellers’ rights under or pursuant to any warranties (express or implied), representations and guarantees made by third parties that are not described in Section 2.06(p);

(o) any rights, claims or causes of action of any Selling Group Member against third parties (including avoidance actions or similar causes of action arising under Sections 544 through 553 of the Bankruptcy Code) arising out of events or occurring on or prior to the Closing Date that are not described in Section 2.06(q);

(p) any and all rights of any Selling Group Member or any Subsidiary of the Company related to or arising under any Benefit Plan not listed on Section 2.06(r) of the Company Disclosure Letter (“Excluded Plans”) and any assets held in trust to fund, and all insurance policies funding, any of the Liabilities under such Excluded Plans;

(q) any and all rights of the Sellers or their Affiliates under any Transaction Agreement or any Alliance Agreement; and

(r) those assets set forth on Section 2.07(r) of the Company Disclosure Letter, including the Viper Assets if (i) such assets are sold pursuant to Section 2.15(a)(i) or (ii) the Purchaser elects to exclude such assets pursuant to Section 2.15(b).

Section 2.08 Assumption of Liabilities. On the terms and subject to the conditions and limitations set forth in this Agreement, at the Closing, Purchaser shall assume, effective as of the Closing, and shall timely perform and discharge in accordance with their respective terms, the Assumed Liabilities and no others. For purposes of this Agreement, “Assumed Liabilities” means (without duplication) each of the following Liabilities of Sellers existing as of immediately prior to the Closing:

(a) all Liabilities under Assumed Contracts, including leases relating to Purchased Leased Real Property, other than any Assumed Contract that becomes an Excluded Contract after the Closing Date pursuant to Section 2.10;

(b) all trade or account payables that would be required by GAAP (disregarding intercompany consolidation rules) to be reflected as such on a balance sheet of the Sellers as of the Closing, including all accounts payable due from a Selling Group Member to another Selling Group Member or to a Purchased Company, whether or not invoiced prior to Closing, excluding accounts payable to any supplier that is not a party to any Assumed Contract and any accounts payable that were not incurred in the ordinary course of the business of the Seller (“Trade Payables”);

(c) all Environmental Liabilities present on the Purchased Owned Real Property and the Purchased Leased Real Property, but excluding the Environmental Liabilities described in Section 2.09(h);

(d) all Liabilities (excluding any Liabilities set forth in Section 2.09(d) hereof or any Liabilities with respect to any Excluded Plan that is not a health benefit plan) related to or arising out of the employment or termination of employment of (i) any current or former employee or retiree (and any dependents or beneficiaries thereof) of the Company or any of its Subsidiaries that is or was covered by any Collective Bargaining Agreement or (ii) any Transferred Employee not covered by (i), in each case whether arising prior to, on or after the Closing Date;

(e) any Liabilities to be expressly assumed by Purchaser or any of its Subsidiaries pursuant to ARTICLE VI hereof;

(f) any and all Liabilities or obligations of any Selling Group Member or Subsidiary of any Selling Group Member related to or arising under any Included Plan or any health benefit plan that is an Excluded Plan;

(g) all Liabilities pursuant to product warranties, product returns and rebates on vehicles sold by Sellers prior to the Closing;

(h) all Product Liability Claims arising from the sale after the Closing of Products or Inventory manufactured by Sellers or their Subsidiaries in whole or in part prior to the Closing;

(i) any Liabilities arising out of the claims and causes of action listed on Section 2.06(q) of the Company Disclosure Letter;

(j) all Conveyance Taxes applicable to the transfer of the Purchased Assets pursuant to this Agreement;

(k) the Cure Amounts related to the Assumed Contracts payable by Purchaser pursuant to Section 2.10;

(l) any Liabilities arising as a result of the operation of the Company Business after the Closing, including any Environmental Liabilities arising as a result of Purchaser’s ownership or operation of the Purchased Assets after the Closing;

(m) [Reserved.]

(n) the Liabilities set forth on Section 2.08(n) of the Company Disclosure Letter.

Section 2.09 Excluded Liabilities. Purchaser shall not assume and shall be deemed not to have assumed, and Sellers shall be solely and exclusively liable with respect to, any Liabilities of Sellers other than the Assumed Liabilities (collectively, the “Excluded Liabilities”). For the avoidance of doubt, the Excluded Liabilities include the following:

(a) all Liabilities arising out of, or related to, any Excluded Assets;

(b) all Liabilities under Excluded Contracts;

(c) all Liabilities, other than Liabilities under Included Plans, related to or arising out of the employment of Company Employees who are not Transferred Employees (other than any current or former employee that is or was covered by any Collective Bargaining Agreement);

(d) all Liabilities of any Seller for workers’ compensation claims against any Seller that relate to the period on or before the Closing Date, irrespective of whether such claims are made prior to, on or after the Closing Date;

(e) all Liabilities for expenses of the Sellers (i) for the negotiation and preparation of this Agreement, (ii) relating to the transactions contemplated hereby or (iii) incurred in connection with the commencement and continuance of the Bankruptcy Case (including Bankruptcy-Related Fees);

(f) except as otherwise provided herein and other than Taxes relating to the Purchased Assets for taxable periods (or portions thereof) beginning after the Closing Date, all Liabilities for Taxes of any Selling Group Member;

(g) any and all Liabilities or obligations of any Selling Group Member or Subsidiary of the Company related to or arising under any Excluded Plan that is not a health benefit plan;

(h) all Environmental Liabilities related to the Excluded Owned Real Property or the Excluded Owned Leased property, or any Environmental Liability relating to the ownership or operation of the Company Business or relating to any generation, transport, release or presence of any Hazardous Material on or from any Owned Real Property or Leased Real Property prior to or ongoing at Closing;

(i) all Product Liability Claims arising from the sale of Products or Inventory prior to the Closing;

(j) all Liabilities in strict liability, negligence, gross negligence or recklessness for acts or omissions arising prior to or ongoing at the Closing;

(k) all Liabilities of any Seller for (i) the litigation between certain of the Sellers and Faurecia Interior Systems, Inc. and its Affiliates (collectively, “Faurecia”) in the Oakland County, Michigan Circuit Court, and (ii) any other claims that Faurecia may have or assert against any Seller that relate to the period on or before the Closing Date, irrespective of whether such claims are asserted prior to, on or after the Closing Date; and

(l) all Liabilities of any Seller for claims of any kind or nature whatsoever relating to Getrag Transmission Manufacturing, LLC, Getrag International GmbH or their respective Affiliates, including but not limited to the litigation between certain of the Sellers and Getrag Transmission Manufacturing, LLC and Getrag International GmbH in the Eastern District of Michigan (Case No. 08-14592), irrespective of whether such claims are asserted prior to, on or after the Closing Date.

For the avoidance of doubt, nothing herein shall be deemed to provide or require that Sellers will retain or be liable for any Liabilities of the Purchased Companies after the Closing.

Section 2.10 Excluded Contract Designations; Cure Amounts. At the Closing, or thereafter to the extent permitted by the Bidding Procedures Order, and pursuant to section 365 of the Bankruptcy Code, Sellers shall assume and assign to Purchaser, and Purchaser shall assume from Sellers, the Assumed Contracts. At any time prior to the deadline for rejecting contracts in the Bidding Procedures Order, Purchaser or Fiat may add to Section 2.07(a) of the Company Disclosure Letter any Contract to which a Selling Group Member is a party by giving reasonably detailed written notice thereof to Sellers, thereby designating such Contract an Excluded Contract. Notwithstanding the foregoing, Purchaser or Fiat may not designate any Collective Bargaining Agreement or the GMAC Master AutoFinance Agreement as an Excluded Contract under this Section 2.10 or otherwise. Notwithstanding, any other provision hereof, the Liabilities of Sellers under or related to any Contract, other than any Collective Bargaining Agreement, added to Section 2.07(a) of the Company Disclosure Letter under this Section 2.10 will constitute Excluded Liabilities. The amounts necessary to cure all defaults, if any, and to pay all actual or pecuniary losses that have resulted from such defaults under the Assumed Contracts (the “Cure Amounts”) shall be paid by Purchaser as and when finally determined by the Bankruptcy Court pursuant to the procedures set forth in the Bidding Procedures Order, and not by Sellers and Sellers shall have no liability therefor.

Section 2.11 Non-Assignment of Assets. Notwithstanding any other provision of this Agreement to the contrary, this Agreement shall not constitute an agreement to assign or transfer and shall not effect the assignment or transfer of any Purchased Asset if (a) an attempted assignment thereof, without the approval, authorization or consent of, or granting or issuance of any license or permit by, any third party thereto (each such action, a “Necessary Consent”), would constitute a breach thereof or in any way adversely affect the rights of Purchaser thereunder and (b) the Bankruptcy Court shall not have entered an Order providing that such Necessary Consent is not required. In such event, Sellers and Purchaser will use their reasonable best efforts to obtain the Necessary Consents with respect to any such Purchased Asset or any claim or right or any benefit arising thereunder for the assignment thereof to Purchaser as Purchaser may reasonably request; provided, however, that Sellers shall not be obligated to pay any consideration therefor to any third party from whom consent or approval is requested or to initiate any litigation or legal proceedings to obtain any such consent or approval. If such Necessary Consent is not obtained, or if an attempted assignment thereof would be ineffective or would adversely affect the rights of any Selling Group Member thereunder so that Purchaser would not in fact receive all such rights, such Selling Group Member and Purchaser will cooperate in a mutually agreeable arrangement, to the extent feasible and at no expense to such Selling Group Member, under which Purchaser would obtain the benefits and assume the obligations thereunder in accordance with this Agreement, including subcontracting, sub-licensing, or sub-leasing to Purchaser, or under which such Selling Group Member would enforce for the benefit of Purchaser with Purchaser assuming such Selling Group Member’s obligations and any and all rights of such Selling Group Member against a third party thereto. Without limiting the foregoing, with respect to Intellectual Property licenses, if Sellers are permitted to sublicense only in exchange for a one-time fixed payment or an ongoing fee, Sellers shall notify Purchaser thereof and, only if Purchaser agrees in writing to be responsible to such payment or fee, as applicable, Sellers shall sublicense whatever rights it is permitted to sublicense under the respective Intellectual Property licenses, subject to the payment or fee being paid by Purchaser.

Section 2.12 Further Conveyances and Assumptions. From time to time following the Closing, Sellers and Purchaser shall execute, acknowledge and deliver all such further conveyances, notices, assumptions, releases and other instruments, and shall take such further actions, as may be reasonably necessary or appropriate to assure fully to Purchaser and its respective successors or assigns, all of the properties, rights, titles, interests, estates, remedies, powers and privileges intended to be conveyed to Purchaser under this Agreement and to assure fully to each Selling Group Member and its Affiliates and their successors and assigns, the assumption of the liabilities and obligations intended to be assumed by Purchaser under this Agreement, and to otherwise make effective the transactions contemplated hereby.

Section 2.13 Consideration for the Purchased Assets. The aggregate consideration provided by Purchaser to the Sellers for the Purchased Assets shall be (i) the assumption of the Assumed Liabilities and (ii) the Cash Consideration.

Section 2.14 Designation of Purchased and Excluded Subsidiaries.

(a) At any time and from time to time prior to the earlier of June 30, 2009 and the fifth Business Day prior to the Closing, the Purchaser may with respect to national sales companies, designate any such company, and any Subsidiary thereof, as an Excluded Subsidiary; provided, however, if any such company is so designated, each of its Subsidiaries must also be designated as an Excluded Subsidiary.

(b) At any time and from time to time prior to May 18, 2009, the Purchaser may designate (A) Chrysler Canada Holding ULC, (B) Alpha Holding LP and (C) 3217923 Nova Scotia Company as Excluded Subsidiaries, in which case all direct Subsidiaries of Alpha Holding LP shall be Purchased Entities and all Subsidiaries of Alpha Holding LP shall be Purchased Companies and Alpha Holding LP shall execute and deliver this Agreement as a Seller.

Section 2.15 Viper. (a) Subject to Section 2.15(b) below, notwithstanding any provision of this Agreement to the contrary, (i) Seller may, at its option, sell Intellectual Property and Purchased Inventories that relate solely to Vehicle Production (as defined in the Transition Services Agreement) and are not necessary or useful in any other line of business (the “Viper Assets”) prior to the Closing Date in an arm’s-length transaction to a party other than Purchaser on terms and conditions reasonably acceptable to the Purchaser, provided that the right of the Seller to sell the Viper Assets shall terminate on June 8, 2009 if no binding written agreement to purchase the Viper Assets has been executed and delivered by a bona fide purchaser at such time, and (ii) in connection with any such sale, Seller and Purchaser, as applicable, shall grant to the purchaser of the Viper Assets on terms and conditions reasonably acceptable to the Purchaser a non-exclusive license of other Intellectual Property of the Seller necessary for Vehicle Production as currently conducted. The Purchaser shall at the request of the Seller work in good faith to facilitate such sale. If the sale of the Viper Assets is consummated prior the Closing Date, the Seller shall receive in trust for, segregate and convey to the Purchaser on the Closing

Date all right, title and interest in the proceeds of such sale, which proceeds shall constitute Purchased Assets for all purposes of this Agreement. If any commitment to purchase the Viper Assets is made prior to the Closing Date, but not consummated, the Purchased Assets shall include Seller’s right, title and interest in the Viper Assets and in any agreement evidencing such commitment and any related or ancillary agreements entered into in connection therewith.

(b) Purchaser may at any time elect by written notice to Seller that it elects not to acquire some or all of the Viper Assets (or agreement or proceeds of sale) described in Section 2.15(a), in which case such Viper Assets (or agreement or proceeds) shall constitute Excluded Assets.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the Company Disclosure Letter (it being understood that any information set forth in one section or subsection of the Company Disclosure Letter relating to representations and warranties shall be deemed to apply to and qualify the Section or subsection of this Agreement to which it corresponds in number and each other subsection of this ARTICLE III to the extent that it is readily apparent on its face that such information would be applicable to such other Section or subsection), subject to the entry of the Sale Order and the approval of this Agreement and the Transactions by the Bankruptcy Court, each Selling Group Member represents and warrants to Fiat and Purchaser, as of the date hereof or, if a representation or warranty is made as of a specified date, as of such date, as follows:

Section 3.01 Organization, Standing and Power. Each of the Company and its Significant Subsidiaries is duly organized and validly existing under the Laws of its jurisdiction of organization and, subject to the limitations imposed on the Sellers as a result of having filed a petition for relief under the Bankruptcy Code, has all requisite corporate, limited liability company or partnership power, as the case may be, and authority to own, lease or otherwise hold its properties and assets and to conduct its business as presently conducted. Each of the Company and its Significant Subsidiaries is duly qualified or licensed to do business and is in good standing (where such concept is recognized under applicable Law) in each jurisdiction where the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, other than where the failure to be so qualified, licensed or in good standing, individually or in the aggregate, has not had and would not be reasonably likely to have a Company Material Adverse Effect. The Company has made available to Fiat prior to the execution of this Agreement true and complete copies of the Constitutive Documents of the Company and its Significant Subsidiaries, in each case as in effect on the date of this Agreement.

Section 3.02 Subsidiaries. Section 3.02 of the Company Disclosure Letter lists each Subsidiary of the Company that is a Purchased Company and the jurisdiction of organization thereof. There are no shares of capital stock, options, profits interests, phantom equity awards or other similar obligations related to, or for which the payout is determined by reference to the value of any Purchased Company, or other equity interests or Rights in any Purchased Company issued, reserved for issuance or outstanding. All the outstanding shares of capital stock of each Purchased Company have been duly authorized, validly issued and are fully paid and nonassessable and are owned, directly or indirectly, by Sellers free and clear of all Liens other than Permitted Liens. Sellers, directly or indirectly, have good and valid title to the outstanding stock and other equity interests of the Purchased Companies and, upon delivery by Sellers of the outstanding equity interests of the Purchased Companies (either directly, in the case of Purchased Entities, or indirectly by virtue of such Purchased Company being a Subsidiary of a Purchased Entity) at Closing, good and valid title to the outstanding stock and other equity interests of the Purchased Companies will pass to Purchaser (or, with respect to any Purchased Company that is not a Purchased Entity, the Purchased Entity with regard to which it is a Subsidiary will continue to have good and valid title to such outstanding stock and other equity interests). None of the Equity Interests in the Purchased Entities has been conveyed in violation of, and none of the Equity Interests in the Purchased Companies has been issued in violation of or will be subject to, (x) any preemptive or subscription rights, rights of first offer or first refusal or similar rights or (y) any voting trust, proxy or other agreement or understanding (including options or rights of first offer or first refusal) with respect to the voting, purchase, sale or other disposition thereof.

Section 3.03 [Reserved].

Section 3.04 Authority; Execution and Delivery; Enforceability. Each of the Company and the Significant Subsidiaries of the Company has all requisite power and authority to execute, deliver and perform the Transaction Agreements to which it is, or is specified to be, a party and to consummate the Transactions and comply with the provisions of the Transaction Agreements. The execution, delivery and performance by each of the Company and its Significant Subsidiaries of the Transaction Agreements to which it is, or is specified to be, a party and the consummation by each of the Company and its Significant Subsidiaries of the Transactions and compliance with the provisions of the Transaction Agreements have been or will be duly authorized by all requisite action on its part and the part of its equity holders, if required. The Transaction Agreements dated as of the date hereof to which the Company or any of its Significant Subsidiaries is, or is specified to be, a party has been duly executed and delivered by the Company and each applicable Significant Subsidiary, and each other Transaction Agreement to which the Company or any of its Significant Subsidiaries is, or is specified to be, a party will have been duly executed and delivered by the Company and each applicable Significant Subsidiary on or prior to Closing, and, assuming the due authorization, execution and delivery by each of the other parties other than the Company and its Significant Subsidiaries (or, in the case of any other Transaction Agreement, applicable parties thereto other than the Company and its Subsidiaries), the Transaction Agreement dated as of the date hereof to which the Company or any of its Significant Subsidiaries is, or is specified to be, a party constitutes, and each other Transaction Agreement to which it is, or is specified to be, a party will after the Closing constitute the legal, valid and binding obligation of the Company and its applicable Significant Subsidiaries, enforceable against the Company and each applicable Significant Subsidiary in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors’ rights in general and subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law) (the “Bankruptcy and Equity Exception”).

Section 3.05 Noncontravention; Consents.

(a) Except as set forth in Section 3.05(a) of the Company Disclosure Letter, the execution, delivery and performance by the Company and its Significant Subsidiaries of any Transaction Agreement to which it is, or is specified to be, a party do not, and the consummation of the Transactions and compliance with the provisions of such Transaction Agreements will not (A) conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a benefit under, or to increased, additional, accelerated or guaranteed rights or entitlements of any Person under any provision of (x) the Constitutive Documents of the Company and the Company’s Significant Subsidiaries or (y) subject to the filings and other matters referred to in the immediately following Section 3.05(b), (1) any Contract to which the Company or any of its Subsidiaries is a party or by which any of their respective properties or assets is bound or (2) any Law or any Governmental Order, in each case applicable to the Company or any of its Subsidiaries or their respective properties or assets, other than, in the case of clause (y) above, any such conflicts, violations, defaults, rights, losses or entitlements, as individually or in the aggregate, have not had and would not be reasonably likely to have a Company Material Adverse Effect or (B) result in the creation of any Lien upon any of the properties or assets of the Company or any Company Subsidiary except for any Liens that individually or in the aggregate, have not had and would not be reasonably likely to have a Company Material Adverse Effect.

(b) No material consent, approval, license, permit, order or authorization of, or registration, declaration or filing with, or notice to, any Governmental Entity is required to be obtained or made by or with respect to the Company or any of its Subsidiaries in connection with the execution, delivery and performance by the Company or any of its Subsidiaries of any Transaction Agreement to which it is, or is specified to be, a party or the consummation by the Company of the Transactions or compliance with the provisions of such Transaction Agreements, except for (w) those consents, approvals, orders, authorizations, registrations, declarations, filings and notices not required if the Sale Order is entered or any other order is entered by the Bankruptcy Court, (x) compliance with and filings (if required) under (1) the HSR Act, (2) Council Regulation (EC) No. 139/2004 of the European Community of 20 January 2004, as amended (the “EC Merger Regulation”), (3) the Competition Act (Canada) and the Investment Canada Act of 1985 (Canada) (collectively, the “Canadian Investment Regulations, (4) the Mexican Federal Law on Economic Competition, and (5) the filings and receipt, termination or expiration, as applicable, of such other approvals or waiting periods under any other Antitrust Laws as indicated in writing by Fiat, (y) the consents, approvals, orders, authorizations, registrations, declarations, filings and notices set forth in Section 3.05(b) of the Company Disclosure Letter and (z) such other consents, approvals, orders, authorizations, registrations, declarations, filings and notices the failure of which to be obtained or made, individually or in the aggregate, have not had and would not be reasonably likely to have a Company Material Adverse Effect.

Section 3.06 Financial Statements. (a) Section 3.06(a) of the Company Disclosure Letter sets forth (i) the audited consolidated balance sheets of the Company at December 31, 2007, the audited consolidated statements of operations and statements of cash flows of the Company for the period from January 1, 2007 to August 3, 2007 (predecessor), and the period from August 4, 2007 to December 31, 2007 (successor), and consolidated statements of member’s interest and company equity (deficit) at December 31, 2007 and the notes related thereto (collectively, the “Audited Financial Statements”) and (ii) the unaudited consolidated balance sheets of the Company at December 31, 2008 (the “Balance Sheet”), the unaudited consolidated statements of operations and statements of cash flows of the Company for the period from January 1, 2008 to December 31, 2008, and consolidated statements of member’s interest and Company equity (deficit) of the Company at December 31, 2008 (collectively, the “2008 Financial Statements” and, together with the Audited Financial Statements, the “Financial Statements”). The Financial Statements (i) have been prepared in accordance with the books and records of the Company, (ii) were in accordance with GAAP (and with the Accounting Principles) applied on a consistent basis during the periods covered thereby, in substantial conformity with the requirements of Regulation S-X promulgated by the SEC (except in each case as described in the notes thereto and in the case of the 2008 Financial Statements, for the absence of footnotes), and (iii) fairly present (subject, in the case of the 2008 Financial Statements, to normal year-end adjustments) in all material respects the consolidated financial condition, results of operations and cash flows of the Company and its consolidated Subsidiaries as of the respective dates thereof and for the respective periods indicated therein. Except as set forth on or reserved against in the Balance Sheet, neither the Company nor any of its Subsidiaries has any material Liabilities required by GAAP to be set forth on a consolidated balance sheet of the Company and its consolidated Subsidiaries or in the notes thereto, except Liabilities that individually or in the aggregate, have not had and would not be reasonably likely to have a Company Material Adverse Effect.

(b) The Company maintains a system of internal control over financial reporting designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and maintains records that (i) in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures are made only in accordance with appropriate authorizations, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets. Section 3.06(b) of the Company Disclosure Letter describes (A) any significant deficiencies or material weaknesses in the design or operation of internal controls and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in internal control.

Section 3.07 Absence of Certain Events. Since September 30, 2008 through the date of this Agreement, except as set forth in Section 3.07 of the Company Disclosure Letter, there has not been:

(a) any declaration, setting aside or payment of any dividend or other distribution (whether in cash, securities or other property or by allocation of additional Indebtedness to the Company or a Company Subsidiary without receipt of fair value) with respect to any limited liability company interests of or other equity interests in the Company or any repurchase for value by the Company of any Company Equity Interests or Rights of the Company;

(b) any split, combination or reclassification of any limited liability company interests of or other equity interests in the Company or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for Company Equity Interests or Rights of the Company;

(c) other than as is required by the terms of the Benefit Plans (in effect on the date hereof, made available to Fiat and set forth on Section 3.15(a) of the Company Disclosure Letter), Collective Bargaining Agreement or as may be required by applicable Law or pursuant to the Restructuring Transactions contemplated by Section 5.06 and, in each case, as may be permitted by the Troubled Assets Relief Program established by the U.S. Treasury under the Emergency Economic Stabilization Act of 2008 and modified by the American Recovery and Reinvestment Act of 2009 (the “TARP”) or under any enhanced restrictions on executive compensation agreed to by the Company and the U.S. Treasury, any (A) grant to any director or officer with the title of senior vice president level 98 and higher of the Company or any of its Subsidiaries (collectively, the “Company Key Personnel”) of any increase in compensation, except increases required under employment agreements in effect as of September 30, 2008, (B) granting to any Company Key Personnel of any increase in retention, change in control, severance or termination compensation or benefits, except as was required under any employment agreements in effect as of September 30, 2008, (C) adoption, termination of, entry into, or amendment or modification of, any Benefit Plan or any employment, retention, change in control, severance or termination agreement with any Company Key Personnel, or (D) other than in connection with the UAW Active Labor Modifications and the UAW Retiree Settlement Agreements, entry into or amendment, modification or termination of any Collective Bargaining Agreement or other Contract with any labor organization, union or association of the Company or any of its Subsidiaries;

(d) any material change in accounting methods, principles or practices by the Company or any of its Subsidiaries materially affecting the consolidated assets or Liabilities of the Company, except to the extent required by a change in GAAP, the Accounting Principles or applicable Law, including Tax Laws;

(e) any material election with respect to Taxes by the Company or any of its Significant Subsidiaries or settlement or compromise by the Company or any of its Significant Subsidiaries of any material Tax liability or refund;

(f) any sale, transfer, pledge or other disposition by the Company directly or by a Company Subsidiary of any portion of its assets or properties not in the Ordinary Course of Business and with a sale price or fair value in excess of $50 million;

(g) aggregate capital expenditures in excess of $50 million in a single project or group of related projects or capital expenditures in excess of $125 million in the aggregate;

(h) any acquisition (including by merger, consolidation, combination or acquisition of Equity Interests or assets) of any Person or business or division thereof (other than acquisitions of portfolio assets and acquisitions in the Ordinary Course of Business) in a transaction (or series of related transactions) where the aggregate consideration paid or received

(including non-cash equity consideration) exceeds $100 million, other than transactions solely among the Company and the Company Subsidiaries;

(i) any discharge or satisfaction of any Indebtedness in excess of $25 million, other than the discharge or satisfaction of any Indebtedness when due in accordance with its terms;

(j) any alteration, whether through a complete or partial liquidation, dissolution, merger, consolidation, restructuring, reorganization or in any other manner, the legal structure or ownership of the Company or any of its Significant Subsidiaries or any material joint venture to which any Significant Subsidiary of the Company is a party, or the adoption or alteration of a plan with respect to any of the foregoing (in each case other than pursuant to Section 5.06);

(k) any material amendment or modification adverse to the Company or any of the Company Subsidiaries of any material Affiliate Contract or Company Contract, or termination of any Affiliate Contract or Company Contract to the material adverse detriment of the Company or any of the Company Subsidiaries; or

(l) any event, development or circumstance involving, or any change in the financial condition, properties, assets, liabilities, business, or results of their operations or any circumstance, occurrence or development (including any adverse change with respect to any circumstance, occurrence or development existing on or prior to the end of the most recent fiscal year end) which, individually or in the aggregate, has had or would be reasonably likely to have a Company Material Adverse Effect;

(m) any commitment by the Company or any of its Subsidiaries to do any of the foregoing.

Section 3.08 Related Party Transactions.

(a) Section 3.08(a)(i) of the Company Disclosure Letter contains a true and complete list of all Contracts, transactions, Indebtedness, waivers, concessions, or other arrangements (including any direct or indirect ownership interest or other rights (including as a licensee) in any property or assets used in or necessary for use in the conduct of the business of the Company and its Subsidiaries and as proposed to be conducted under the Company’s 2009 and 2010 Annual Operating Plan and the Final Joint Restructuring Plan) or acknowledgments (including any oral or written settlement agreement, settlement proposal or similar agreement or proposal relating to the Original Contribution Agreement or the transactions contemplated thereby) that (i) with respect to officers or directors of the Company and its Subsidiaries or other Persons, the Company would be required to disclose pursuant to Item 404 of Regulation S-K if the Company were subject to such requirements or (ii) that involve CG Investment Group, LLC (“CGI”) or any Affiliate of CGI or Chrysler Holding LLC (“HoldCo”), including Cerberus Capital Management L.P., other than in the case of any such Affiliate, Contracts, transactions, Indebtedness or other arrangements on an Arm’s Length Basis. There are no cost allocations between the Company and its Subsidiaries, on the one hand, and CGI or its Affiliates (other than the Company and its Subsidiaries), on the other hand, and the principles applied to such cost allocation. Except as set forth in Section 3.08(a)(iii) of the Company Disclosure Letter, there are no shared expenses or services between the Company and its Subsidiaries, on the one hand, and CGI or its Affiliates (other than the Company and its Subsidiaries), on the other hand.

Section 3.09 Litigation. Except as set forth in Section 3.09(a) of the Company Disclosure Letter, there is no Action or group of Actions pending or, to the Knowledge of the Company, threatened in writing against or affecting the Company or any of its Subsidiaries that is reasonably likely to result in damages in excess of $15 million nor, except as set forth in Section 3.09(b) of the Company Disclosure Letter, is there any Governmental Order outstanding against the Company or any of its Subsidiaries that, individually or in the aggregate, has had or would reasonably be likely to have a Company Material Adverse Effect.

Section 3.10 Contracts. (a) Section 3.10(a) of the Company Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, and the Company has made available (except, as disclosed in Section 3.10(a) of the Company Disclosure Letter, or where prohibited by applicable confidentiality obligations or Antitrust Laws or other legal restrictions prohibiting the disclosure thereof) to Fiat true and complete copies (together with all material amendments and modifications thereto), of Contracts of the types described below to which the Company or any of its Subsidiaries is a party:

(i) each Collective Bargaining Agreement and each other Contract with any labor organization, union or association of the Company or any of its Subsidiaries;

(ii) each Contract containing a covenant not to compete (other than pursuant to any radius restriction contained in any lease, reciprocal easement or development, construction, operating or similar agreement) or other covenant restricting the development, design, manufacture, processing, installation, sale, marketing, distribution or provision or placement in the stream of commerce of the products and services of the Company or any of its Subsidiaries that, in either case, (i) materially limits the conduct of the business of the Company and its Subsidiaries, taken as a whole, as presently conducted or (ii) would bind or would purport to bind Purchaser or Fiat or their respective Subsidiaries after the Closing or would materially limit the conduct of the business of Fiat and its Subsidiaries or Purchaser and its Subsidiaries, in each case, taken as a whole;

(iii) each Contract with payments in excess of $50 million in any twelve-month period containing a “most favored nation” clause or other similar term providing preferential pricing or treatment to any party;

(iv) each Contract with Daimler AG or any Subsidiary or Affiliate of Daimler AG with payments in excess of $10 million in any twelve-month period;

(v) each continuing Contract involving contract manufacturing arrangements or involving an exclusive purchasing obligation on the part of the Company or any of its Subsidiaries, which, in either case, involves an aggregate future liability for the Company and its Subsidiaries in excess of $50 million in any twelve-month period and is not terminable by the Company or its Subsidiaries by notice of not more than 30 days for a cost of less than $5 million;

(vi) each Contract with respect to any Indebtedness of the Company or any of its Subsidiaries in excess of $75 million;

(vii) each Contract under which (i) any Person other than the Company or any of its Subsidiaries has directly or indirectly guaranteed Indebtedness or other Liabilities of the Company or any of its Subsidiaries or (ii) the Company or any of its Subsidiaries has directly or indirectly guaranteed Indebtedness or other Liabilities of any Person, other than the Company or any of its Subsidiaries, in each case in excess of $75 million;

(viii) each Contract under which the Company or any of its Subsidiaries has, directly or indirectly, made or committed to make any advance, loan, extension of credit or capital contribution to, or other investment in, any Person (other than the Company or any of its Subsidiaries and other than extensions of trade credit or dealer credit in the Ordinary Course of Business), in any such case which, individually, is in excess of $25 million;

(ix) each Contract providing for indemnification of any Person with respect to any Liabilities relating to any former business of the Company, any of its Subsidiaries or any predecessor Person, except for indemnification Liabilities entered into in the Ordinary Course of Business, including indemnification obligations relating to personal injury, product liability, reimbursement of recall or campaign expenses, or intellectual property infringement indemnities;

(x) each pending Contract for the acquisition or sale of any properties or assets of the Company or any of its Subsidiaries in excess of $50 million other than inventory sales in the Ordinary Course of Business;

(xi) each Contract with respect to any material joint venture, alliance, partnership or similar material arrangement to which the Company or any of its Subsidiaries is a party or by which any of them is bound;

(xii) each employment agreement between the Company or its Subsidiaries and Company Key Personnel;

(xiii) each lease under which the Company or its Subsidiaries leases in excess of 400,000 square feet of improvements or nine acres of real property; and

(xiv) any Contract not listed in clauses (i)-(xiii) above that would be a “material contract” (as such term is defined in item 601(b)(10) of Regulation S-K of the SEC) of the Company.

(b) All Contracts required to be listed in Section 3.10(a) of the Company Disclosure Letter (the “Company Contracts”) are valid, binding and in full force and effect and are enforceable by the Company or the applicable Subsidiary of the Company in accordance with their terms (subject to the Bankruptcy and Equity Exception), except for such failures to be valid, binding, in full force and effect or enforceable that, individually or in the aggregate, have not had and would not be reasonably likely to have a Company Material Adverse Effect. The Company or the applicable Company Subsidiary has in all material respects performed the obligations required to be performed by it to date under the Company Contracts, and it is not (with or without the lapse of time or the giving of notice, or both) in breach or default thereunder, except for such noncompliance, breaches and defaults that, individually or in the aggregate, have not had and would not be reasonably likely to have a Company Material Adverse Effect. No other party to any Company Contract is (with or without the lapse of time or the giving of notice, or both), to the Knowledge of the Company, in breach or default thereunder, except for such noncompliance, breaches and defaults that, individually or in the aggregate, have not had and would not be reasonably likely to have a Company Material Adverse Effect. Since December 31, 2008, neither the Company nor any Company Subsidiary has received any written notice of the intention of any party to terminate any Company Contract.

Section 3.11 Compliance with Laws. Each of the Company and the Company Subsidiaries is in compliance with all Laws except for instances of possible noncompliance that, individually or in the aggregate, have not had and would not be reasonably likely to have a Company Material Adverse Effect. Except as set forth in Section 3.11 of the Company Disclosure Letter or as, individually or in the aggregate, have not had and would not be reasonably likely to have a Company Material Adverse Effect the Company and the Company Subsidiaries have conducted the Company Business in accordance with all Laws and Governmental Orders applicable to the Company or any Company Subsidiary, and neither the Company nor any Company Subsidiary is in violation of any such Law or Governmental Order. This Section 3.11 does not relate to matters with respect to Taxes, which are the subject of Section 3.16, environmental matters, which are the subject of Section 3.13 and employee and labor matters and Benefit Plans, which are the subject of Sections 3.14 and 3.15.

Section 3.12 Permits. Each of the Company and its Significant Subsidiaries validly holds, has in effect and has complied with the terms of all approvals, authorizations, certificates, franchises, licenses, permits and consents of Governmental Entities, including those required pursuant to Environmental Laws, necessary for it to conduct its business as presently conducted (collectively, “Permits”), and all such Permits are in full force and effect, except for such Permits the absence of or non-compliance with which, or the failure of which to be in full force and effect, individually or in the aggregate, have not had and would not be reasonably likely to have a Company Material Adverse Effect. During the past two years, none of the Company or any of its Significant Subsidiaries has received any written notice of any Action relating to the revocation or modification of any Permits the loss of which, individually or in the aggregate, have not had and would not be reasonably likely to have a Company Material Adverse Effect.

Section 3.13 Environmental, Health and Safety Matters. Except as disclosed in Section 3.13 of the Company Disclosure Letter:

(a) the Company and each of its Subsidiaries are, and have been, in compliance with Environmental Laws, including the receipt of and compliance with all Environmental Permits except for any noncompliance that could not reasonably be expected to result in Environmental Liabilities in excess of $5 million individually, and neither the Company nor any of its Subsidiaries (A) has received any Environmental Claim in writing that alleges that the Company or any of its Subsidiaries is in violation of, or has potential to have Liability under, any Environmental Law involving amounts in each case in excess of $5 million individually, (B) has received within the last three (3) years any written request for information pursuant to Section 104(e) of the Comprehensive Environmental Response Compensation and Liability Act or any other Environmental Law, (C) is subject to any Environmental Liens on any properties or assets owned by it, or (D) is aware of any threatened Environmental Claims, which in each case are reasonably expected to involve amounts in excess of $5 million;

(b) there have been no Releases of, or exposure to, any Hazardous Material that could reasonably be expected to form the basis of any Environmental Claim involving amounts in each case in excess of $5 million individually, against the Company or any of its Subsidiaries or against any Person whose Liabilities for such Environmental Claims the Company or any of its Subsidiaries has, or may have, retained or assumed, either contractually or by operation of law;

(c) neither the Company nor any of its Subsidiaries is subject to any agreement that may require it to pay to, reimburse, guarantee, pledge, defend, indemnify or hold harmless any Person for or against any Environmental Liabilities arising from any Releases, or has retained, assumed, incurred or will incur, either contractually or by operation of Law, any Liabilities that could reasonably be expected to result in any Environmental Claim against the Company or any of its Subsidiaries involving amounts in each case in excess of $5 million individually;

(d) neither the Company nor any of its Subsidiaries currently manufactures, distributes or sells any asbestos or asbestos containing products;

(e) no properties presently or formerly owned, leased or operated by either the Company or any Company Subsidiary, or any entity that is a predecessor to the Company or a Company Subsidiary, contain any landfills, surface impoundments, underground storage tanks or above-ground storage tanks, or otherwise store Hazardous Materials in a manner that would be reasonably expected to give rise to an Environmental Claim or Environmental Liability against the Company or any Company Subsidiary in each case in excess of $5 million individually; and

(f) except as set forth in Section 3.13(e) of the Company Disclosure Letter, the Company and each Company Subsidiary has been and currently is in compliance with all Health and Safety Laws, except any failure to comply that, individually or in the aggregate, have not had and would not be reasonably likely to have a Company Material Adverse Effect, and to the Knowledge of the Company, no material investments that are not contemplated by the Business Plan are required by Health and Safety Laws in the next three years for the Company to remain in compliance with existing or foreseeable Health and Safety Laws.

Section 3.14 Employee and Labor Matters. Except as set forth in Section 3.14 of the Company Disclosure Letter, there is not any labor strike, work stoppage or lockout pending, or, to the Knowledge of the Company, threatened, in writing against or affecting the Company or any of its Subsidiaries. To the Knowledge of the Company, no union organizational campaign is in progress with respect to the employees of the Company or any of its Subsidiaries and no question concerning representation of such employees exists. Except as, individually or in the aggregate, have not had and would not be reasonably likely to have a Company Material Adverse Effect or as set forth in Section 3.14 of the Company Disclosure Letter: (i) none of the Company or any of its Subsidiaries is engaged in any material unfair labor practice; (ii) there are not any unfair labor practice charges or complaints against the Company or any of its Subsidiaries pending, or, to the Knowledge of the Company, threatened, before the National Labor Relations Board; (iii) there are not any pending, or, to the Knowledge of the Company, threatened in writing, union grievances against the Company as to which there is a reasonable possibility of adverse determination; (iv) there are not any pending, or, to the Knowledge of the Company, threatened in writing, charges against the Company or any of its Subsidiaries or any of their current or former employees before the Equal Employment Opportunity Commission or any state or local agency responsible for the prevention of unlawful employment practices; and (v) neither the Company nor any Company Subsidiary has received written communication during the past five years of the intent of any Governmental Entity responsible for the enforcement of labor or employment laws to conduct an investigation of or affecting the Company or any of its Subsidiaries and, to the Knowledge of the Company, no such investigation is in progress.

Section 3.15 Benefit Plans.

(a) Section 3.15(a) of the Company Disclosure Letter lists all material Benefit Plans. For purposes of this Agreement, “Benefit Plan” shall mean each “employee pension benefit plan” (as defined in Section 3(2) of ERISA) (a “Pension Plan”), “employee welfare benefit plan” (as defined in Section 3(1) of ERISA), and each other plan, program, policy or arrangement (written or oral) relating to retirement or pension compensation or benefits, equity or equity based compensation, bonus, incentive or deferred compensation, retention, change in control, severance or fringe compensation or benefits, perquisites or any other employee compensation or benefits, in each case, sponsored, maintained or contributed to, or required to be maintained or contributed to, by the Company or any of its Subsidiaries or any ERISA Affiliate for the benefit of any Company Employees. The Company has made available to Fiat true, complete and correct copies of (A) each material Benefit Plan, (B) the three most recent annual reports on Form 5500 (including all schedules, auditor’s reports and attachments thereto) filed with the IRS with respect to each such Benefit Plan (if any such report was required by applicable Law), (C) the most recent actuarial or other financial report prepared with respect to such Benefit Plan, (D) each trust agreement and insurance or annuity contract or other funding or financing arrangement relating to such Benefit Plan and (E) to the extent not subject to confidentiality restrictions, any material written communications received by the Company or any of its Subsidiaries from any Governmental Entity relating to the Benefit Plans, including any communication from the Pension Benefit Guaranty Corporation (the “PBGC”) in respect of any Benefit Plan subject to Title IV of ERISA.

(b) Except as, individually or in the aggregate, have not had and would not be reasonably likely to have a Company Material Adverse Effect, (A) each Benefit Plan has been administered in accordance with its terms, (B) each of the Company, its Subsidiaries and each Benefit Plan is in compliance with the applicable provisions of ERISA, the Code, all other applicable Laws (including Section 409A of the Code, the TARP or under any enhanced restrictions on executive compensation agreed to by the Company with the U.S. Treasury) and the terms of all applicable collective bargaining agreements, (C) there are no (i) to the Knowledge of the Company, investigations by any Governmental Entity, (ii) termination proceedings or other claims (except routine claims for benefits payable under the Benefit Plans) or (iii) Actions, in each case, against or involving any Benefit Plan or asserting any rights to or claims for benefits under any Benefit Plan that could give rise to any liability, and there are not any facts or circumstances that could give rise to any liability in the event of any such claim or Action, and (D) each Pension Plan (or similar plan under non-U.S. law) that is intended to be a tax-qualified plan under Section 401(a) of the Code (or similar provisions for tax-registered or tax-favored plans of non-U.S. jurisdictions) is qualified and any trust established in connection with any Benefit Plan which is intended to be exempt from taxation under Section 501(a) of the Code (or similar provisions for tax-registered or tax-favored plans of non-U.S. jurisdictions) is exempt from U.S. federal income taxes under Section 501(a) of the Code (or similar provisions under non-U.S. law). To the Knowledge of the Company, no circumstance and no fact or event exists that would be reasonably likely to adversely affect the qualified status of any Benefit Plan.

(c) None of the Pension Plans has failed to satisfy the minimum funding standards (as described in Section 302 of ERISA or Section 412 of the Code), whether or not waived, nor has any waiver of the minimum funding standards of Section 302 of ERISA or Section 412 of the Code been requested.

(d) Except as set forth in Section 3.15(d) of the Company Disclosure Letter, neither the Company nor any ERISA Affiliate has any actual or contingent liability (1) under any employee benefit plan subject to Title IV of ERISA other than the Benefit Plans (except for contributions not yet due) or (2) to the PBGC (except for the payment of premiums not yet due), which liability, in each case, has not been fully paid as of the date hereof, or, if applicable, which has not been accrued in accordance with GAAP except for any Liabilities that have not had or would not be reasonably likely to have a Company Material Adverse Effect. Except as set forth in Section 3.15(d) of the Company Disclosure Letter, neither the Company nor any ERISA Affiliate (or any of their predecessors) is, or within the last six years has been, required to contribute to any “multiemployer plan” (as defined in Section 3(37) of ERISA). The transactions contemplated by the Transaction Agreements will not cause Fiat and its Affiliates (other than the Purchaser and its Subsidiaries) to incur any liabilities or obligations under the Benefit Plans subject to Title IV of ERISA or Section 4980B of the Code.

(e) Except as set forth in Section 3.15(e) of the Company Disclosure Letter, neither the execution of this Agreement nor any of the other Transactions (alone or in conjunction with any other event, including termination of employment) will entitle any director, Company Key Personnel or any other Company Employee to any increase in compensation or benefits, any grant of severance, retention, change in control or other similar compensation or benefits, any acceleration of the time of payment or vesting of any compensation or benefits (including, for this purpose, any retention, stay bonus or other incentive plan, program, arrangement or agreement for which CGI or any of its Affiliates, other than the Company or any Company Subsidiary, has full liability and responsibility as of the date of this Agreement and will retain such liability and responsibility upon consummation of the transactions contemplated by this Agreement) or will require the securing or funding of any compensation or benefits or limit the right of the Company, any of its Subsidiaries or Purchaser or any of its Affiliates to amend, modify or terminate any Benefit Plan.

(f) No amount or other entitlement currently in effect that could be received (whether in cash or property or the vesting of property) as a result of the Transactions (alone or in combination with any other event) by any person who is a “disqualified individual” (as defined in Treasury Regulation Section 1.280G-1) (each, a “Disqualified Individual”) with respect to the Company would be an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code). No Disqualified Individual or Company Key Personnel is entitled to receive any additional payment (e.g., any tax gross-up or any other payment) from the Company or any Company Subsidiary in the event that the additional or excise tax required by Section 409A or 4999 of the Code, respectively, is imposed on such individual.

(g) Except as, individually or in the aggregate, have not had and would not be reasonably likely to have a Company Material Adverse Effect, (A) each Benefit Plan that is intended or required to be registered under the Income Tax Act (Canada) and applicable provincial pension standards legislation is so registered, (B) no circumstance and no fact or event exists that would be reasonably likely to adversely affect the registered status of any Benefit Plan or that could reasonably be expected to result in the revocation of a Benefit Plan’s exemption from Canadian federal income taxation or the imposition of any penalty under the Income Tax Act (Canada), (C) each unregistered Canadian Benefit Plan has been administered in accordance with the Income Tax Act (Canada), (D) any deduction claimed under the Income Tax Act with respect to any contribution to a Canadian Benefit Plan is permitted under the Income Tax Act (Canada), and (E) all taxes under the Income Tax Act (Canada) in respect of trusts established in connection with unregistered Canadian Benefit Plans have been paid on or before their required due dates.

Section 3.16 Taxes. Except as set forth in Section 3.16 of the Company Disclosure Letter, or as would not reasonably be expected to have a Company Material Adverse Effect, (a) all Tax Returns required to have been filed by or with respect to any Purchased Company have been timely filed (taking into account any extension of time to file granted or obtained) and are correct and complete in all material respects, except for Tax Returns, the nonfiling of which is not material to any Purchased Company, (b) all material amounts of Tax required to be paid with respect to any Purchased Company (whether or not shown on any Tax Return) have been timely paid or are being contested in good faith by appropriate proceedings and have been reserved for on the Financial Statements, (c) no deficiency for any material amount of Tax has been asserted or assessed by a Governmental Entity in writing with respect to any Purchased Company that has not been satisfied by payment, settled or withdrawn, (d) there is no audit, claim or controversy currently asserted or threatened in writing with respect to any Purchased Company in respect of any material amount of Tax or failure to file any Tax Return, (e) no Purchased Company has agreed to any extension or waiver of the statute of limitations applicable to any material Tax Return, or agreed to any extension of time with respect to a material Tax assessment or deficiency, which period (after giving effect to such extension or waiver) has not yet expired, (f) no Purchased Company is a party to or the subject of any ruling requests, private letter rulings, closing agreements, settlement agreements or similar agreements with any Governmental Entity for any periods for which the statute of limitations has not yet run, (g) no Purchased Company (A) has any liability for the Taxes of any Person (other than the Purchased Company), including as a transferee or successor, or pursuant to any contractual obligation (other than pursuant to any commercial agreement or contract not primarily related to Tax) or (B) is a party to or bound by any Tax sharing agreement, Tax allocation agreement or Tax indemnity agreement (other than Tax allocation or Tax sharing agreements which will be terminated prior to Closing and with respect to which no post-Closing Liabilities will exist), (h) each of the Purchased Companies has withheld or collected all material Taxes (such Taxes being material either individually or in the aggregate) required to have been withheld or collected and, to the extent required, has paid such Taxes to the proper Governmental Entity, (i) no Purchased Company will be required to make any material adjustments in taxable income for any tax period (or portion thereof) ending after the Closing Date pursuant to Section 481(a) or 263A of the Code or any similar provision of foreign, provincial, state, local or other law as a result of transactions or events occurring, or accounting methods employed, prior to the Closing, nor is any application pending with any Governmental Entity requesting permission for any changes in accounting methods that relate to the Purchased Companies, (j) the Assumed Liabilities were incurred through the ordinary course of operations of the Company Business, (k) there are no Tax liens on any of the Purchased Assets or the assets of any Purchased Company (other than Permitted Liens), (l) none of the Purchased Companies has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify under Section 355(a) of the Code, (m) none of the Purchased Companies has participated in any “listed transactions” or “reportable transactions” within the meaning of Treasury Regulations Section 1.6011-4, (n) the Auburn Hills special purpose entity is treated as a disregarded entity for U.S. Federal income tax purposes, (o) there are no unpaid Taxes with respect to the Purchased Assets for which the Purchaser will have liability as a transferee or successor, and (p) for U.S. federal income tax purposes and all material relevant state and local income tax purposes, each of the Company and the Company Subsidiaries is, and as of the Closing Date will be, classified as either a partnership or a disregarded entity and is not, and as of the Closing Date will not be, treated as a corporation or as an association taxable as a corporation.

Section 3.17 Real Property. The Company and its Subsidiaries have good and insurable title to, or a valid leasehold interest in, all their respective material real property assets that are Purchased Assets (including indirectly through a Purchased Company), subject to (i) Permitted Liens and (ii) defects in title, easements, restrictive covenants, similar encumbrances or impediments, or Liens that, individually or in the aggregate, have not had and would not be reasonably likely to have a Company Material Adverse Effect. Each of the Company and its Subsidiaries has complied with the terms of each lease, sublease, license or other Contract relating to real property to which it is a party, except any failure to comply that, individually or in the aggregate, have not had and would not be reasonably likely to have a Company Material Adverse Effect.

Section 3.18 Company Intellectual Property and IT Systems. (a) The Company and its Subsidiaries owns and controls, or otherwise possesses adequate rights to use all Intellectual Property material in the conduct of its business in substantially the same manner as conducted as of the date hereof. Section 3.18(a)(i) of the Company Disclosure Letter sets forth a true and complete list as of the date hereof of (i) all Registered Intellectual Property owned by the Company and its Subsidiaries which is material to the conduct of the Company Business (excluding the Excluded Assets and Excluded Liabilities) and (ii) all Company Material Licenses. All such Intellectual Property that is material to the conduct of the business of the Company and its Subsidiaries taken as a whole is subsisting and in full force and effect, has not been adjudged invalid or unenforceable and has not been abandoned in whole or in part, except for such instances that, individually or in the aggregate, have not had and would not be reasonably likely to have a Company Material Adverse Effect. Except as set forth in Section 3.18(a)(ii) of the Company Disclosure Letter, no such Intellectual Property that is material to the conduct of the business of such Person is the subject of any licensing or franchising agreement that prohibits or materially restricts the Company’s or any of its Subsidiaries’ conduct of business as presently conducted. The Company does not have Knowledge of any conflict with the rights of others to any Intellectual Property and, to the Company’s Knowledge, neither the Company nor its Subsidiaries is now infringing or in conflict with any such Intellectual Property rights of others in any material respect and, to the Company’s Knowledge, no other Person is now infringing or in conflict in any material respect with any such properties, assets and rights owned or used by or licensed to the Company or any of its Subsidiaries, except for such infringements and conflicts that individually or in the aggregate, have not had and would not be reasonably likely to have a Company Material Adverse Effect. Except as set forth in Section 3.18(a)(iii) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has received any written notice that it is violating or has violated the trademarks, patents, copyrights, inventions, trade secrets, proprietary information and technology, know-how, formulae, rights of publicity or other intellectual property rights of any third party, except for such matters which, individually or in the aggregate, have not had and would not be reasonably likely to have a Company Material Adverse Effect.

(b) Each Company Material License now existing is the legal, valid and binding obligation of the parties thereto, enforceable against such parties in accordance with its terms, except any unenforceability that, individually or in the aggregate, have not had and would not be reasonably likely to have a Company Material Adverse Effect. To the Company’s Knowledge, no default thereunder by any such party has occurred, nor does any defense, offset, deduction, or counterclaim exist thereunder in favor of any such party which have had or would not be reasonably likely to have a Company Material Adverse Effect. Except as set forth in Section 3.18(b) of the Company Disclosure Letter, each Company Material License permits by its terms the transactions contemplated by this Agreement without material impairment of the License.

(c) Except as, individually or in the aggregate, have not had and would not be reasonably likely to have a Company Material Adverse Effect, (i) the Company takes reasonable actions to maintain, enforce and police its material Intellectual Property; and (ii) the Company takes all reasonable actions to protect its material software, websites and other systems (and the information therein) from unauthorized access or use.

(d) Except as, individually or in the aggregate, have not had and would not be reasonably likely to have a Company Material Adverse Effect, (i) there has not been any material malfunction with respect to any of the Company IT Systems of the Company or a Company Subsidiary since August 3, 2007 which has not been remedied or replaced in all material respects, and (ii) the Company IT Systems constitute all of the IT Systems that are required for the operation of the Company Business as currently conducted and as contemplated to be conducted under the Final Joint Restructuring Plan.

Section 3.19 Company Products. (a) Except as set forth in Section 3.19(a) of the Company Disclosure Letter, since August 3, 2007, there has not been any material recall conducted by or on behalf of the Company or any of its Subsidiaries, or any investigation or inquiry by any Governmental Entity in the United States, Canada or a member of the European Union, that, to the Knowledge of the Company, individually or in the aggregate, have or would reasonably likely have a Company Material Adverse Effect concerning any product developed, designed, manufactured, processed, installed, sold, provided or placed in the stream of commerce by or on behalf of the Company or any of its Subsidiaries.

(b) As of the date of this Agreement, except as set forth in Section 3.19(b) of the Company Disclosure Letter (i) there are no material pending Actions for negligence, manufacturing negligence or improper workmanship, or material pending Actions in whole or in part premised upon product liability, against or otherwise naming as a party the Company, or any Company Subsidiary, or any predecessor in interest of any of the foregoing Persons, or, to the Company’s Knowledge, (ii) threatened in writing or of which the Company has received written notice, that involve a product liability claim for personal injuries, property damage or losses resulting from the ownership, possession, or use of any product manufactured, sold or delivered by the Company, a Company Subsidiary, or a predecessor in interest of any of the foregoing Persons, which would reasonably be likely to result in a liability of the Company, or any Company Subsidiary of more than $10 million. Except as set forth in Section 3.19(b) of the Company Disclosure Letter, neither the Company nor any Company Subsidiary nor any predecessor in interest of any of the foregoing Persons has received any reservation of rights or declination of coverage from any insurer regarding the matters set forth in Section 3.19(b) of the Company Disclosure Letter.

(c) To the Knowledge of the Company, no supplier has threatened in writing to cease the supply of products or services that could materially impair future production at a major production facility of the Company.

Section 3.20 [Reserved].

Section 3.21 Sufficiency of Assets. The tangible assets of the Company Business are in normal operating condition and repair, subject to ordinary wear and tear, and sufficient for the operation of such business as currently conducted, except where such instances of noncompliance with the foregoing, individually or in the aggregate, have not had and would not be reasonably likely to have a Company Material Adverse Effect.

Section 3.22 Certain Business Practices. Each of the Company and its Subsidiaries is in compliance with the legal requirements under the Foreign Corrupt Practices Act, as amended, (15 U.S.C. §§ 78dd-1, et seq) (the “FCPA”), except for failures, whether individually or in the aggregate, to maintain books and records or internal controls as required thereunder that are not material. To the Company’s Knowledge, since August 3, 2007, neither the Company, nor any Company Subsidiary, nor any director, officer, employee or agent thereof, acting on its, his or her own behalf or on behalf of any of the foregoing Persons, has offered, promised, authorized the payment of, or paid, any money, or the transfer of anything of value, directly or indirectly, to or for the benefit of: (x) any employee, official, agent or other representative of any foreign government or department, agency or instrumentality thereof, or of any public international organization; or (y) any foreign political party or official thereof or candidate for foreign political office for the purpose of influencing any act or decision of such recipient in the recipient’s official capacity, or inducing such recipient to use his, her or its influence to affect any act or decision of such foreign government or department, agency or instrumentality thereof or of such public international organization, or securing any improper advantage, in the case of both (x) and (y) above in order to assist the Company or any Company Subsidiary to obtain or retain business for, or to direct business to, either the Company or any Company Subsidiary and under circumstances that would subject the Company or any Company Subsidiary to material liability under any applicable Laws of the United States (including the FCPA) or of any foreign jurisdiction where the Company or any Company Subsidiary does business relating to corruption, bribery, ethical business conduct, money laundering, political contributions, gifts and gratuities, or lawful expenses.

Section 3.23 Brokers and Other Advisors. No broker, investment banker, financial advisor, counsel or other Person, other than those set forth on Section 3.23 of the Company Disclosure Letter, the fees and expenses of which will be paid by the Company is entitled to any broker’s, finder’s, financial advisor’s or legal fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company or any Affiliate of the Company.

Section 3.24 No Additional Representations. Except for the representations and warranties contained in this ARTICLE III, none of the Company, its Subsidiaries and any other Person acting on the Company’s behalf makes any representation or warranty, express or implied, regarding the Company or any of its Subsidiaries, the Company Business or the Purchased Assets or the Assumed Liabilities.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF FIAT

Except as set forth in the Fiat Disclosure Letter (it being understood that any information set forth in one section or subsection of the Fiat Disclosure Letter relating to representations and warranties shall be deemed to apply to and qualify the Section or subsection of this Agreement to which it corresponds in number and each other subsection of this ARTICLE IV to the extent that it is readily apparent on its face that such information would be applicable to such other Section or subsection), Fiat represents and warrants to the Sellers, as of the date hereof or, if a representation or warranty is made as of a specified date, as of such date, as follows:

Section 4.01 Organization, Standing and Power. Each of Fiat and its Significant Subsidiaries is duly organized and validly existing under the Laws of its jurisdiction of organization and has all requisite corporate, limited liability company or partnership power and authority to own, lease or otherwise hold its properties and assets and to conduct its business as presently conducted. Each of Fiat and its Significant Subsidiaries is duly qualified or licensed to do business and is in good standing (where such concept is recognized under applicable Law) in each jurisdiction where the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, other than where the failure to be so qualified, licensed or in good standing, individually or in the aggregate, has not had and would not be reasonably likely to have a Fiat Material Adverse Effect.

Section 4.02 Authority; Execution and Delivery; Enforceability. Each of Fiat and its Significant Subsidiaries has all requisite power and authority to execute, deliver and perform the Transaction Agreements to which it is, or is specified to be, a party and to consummate the Transactions and comply with the provisions of the Transaction Agreements. The execution, delivery and performance by each of Fiat and its Significant Subsidiaries of the Transaction Agreements to which it is, or is specified to be, a party and the consummation by each of Fiat and its Significant Subsidiaries of the Transactions and compliance with the provisions of the Transaction Agreements has been or will be duly authorized by all requisite action on its part and the part of its equity holders. The Transaction Agreements dated as of the date hereof to which Fiat or any of its Significant Subsidiaries is, or is specified to be, a party have been duly executed and delivered by Fiat and each applicable Significant Subsidiary, and each other Transaction Agreement to which Fiat or any of its Significant Subsidiaries is, or is specified to be, a party will have been duly executed and delivered by Fiat and each applicable Significant Subsidiary on or prior to Closing, and, assuming the due authorization, execution and delivery by each of the other parties hereto other than Fiat and its Significant Subsidiaries (or, in the case of any other Transaction Agreement applicable parties thereto other than Fiat and its Subsidiaries), each Transaction Agreement dated as of the date hereof to which Fiat or any of its Significant Subsidiaries is, or is specified to be, a party constitutes, and each other Transaction Agreement to which it is, or is specified to be, a party will after the Closing constitute, the legal, valid and binding obligation of Fiat and its applicable Subsidiaries, enforceable against Fiat and each applicable Significant Subsidiary in accordance with its terms, except as may be limited by the Bankruptcy and Equity Exception.

Section 4.03 Noncontravention; Consents.

(a) Except as set forth in Section 4.03(a) of the Fiat Disclosure Letter, the execution, delivery and performance by Fiat and its Significant Subsidiaries of each Transaction Agreement to which it is, or is specified to be, a party do not, and the consummation of the Transactions and compliance with the provisions of such Transaction Agreements will not conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a benefit under, or to increased, additional, accelerated or guaranteed rights or entitlements of any Person under any provision of (x) the Constitutive Documents of Fiat and its Significant Subsidiaries or (y) subject to the filings and other matters referred to in the immediately following Section 4.03(b), any Law or any Governmental Order, in each case applicable to Fiat or any of its Subsidiaries or their respective properties or assets, other than, in the case of clause (y) above, any such conflicts, violations, defaults, rights, losses or entitlements, individually or in the aggregate have not had and would not be reasonably likely to have a Fiat Material Adverse Effect.

(b) No material consent, approval, license, permit, order or authorization of, or registration, declaration or filing with, or notice to, any Governmental Entity is required to be obtained or made by or with respect to Fiat or any of its Subsidiaries in connection with the execution, delivery and performance by Fiat or any of its Subsidiaries of any Transaction Agreement to which it is, or is specified to be, a party or the consummation of the Transactions or compliance with the provisions of such Transaction Agreements, except for (w) those consents, approvals, orders, authorizations, registrations, declarations, filings and notices not required if the Sale Order is entered or any other Order is entered by the Bankruptcy Court, (x) compliance with and filings (if required) under (1) the HSR Act, (2) the EC Merger Regulation, (3) the Canadian Investment Regulations, (4) the Mexican Federal Law on Economic Competition, and (5) the filings and receipt, termination or expiration, as applicable, of such other approvals or waiting periods under any other Antitrust Laws as indicated in writing by Fiat, (y) the consents, approvals, orders, authorizations, registrations, declarations, filings and notices set forth in Section 4.03(b) of the Fiat Disclosure Letter and (z) such other consents, approvals, orders, authorizations, registrations, declarations, filings and notices the failure of which to be obtained or made, individually or in the aggregate, have not had and would not be reasonably likely to have a Fiat Material Adverse Effect.

Section 4.04 Litigation. Except as set forth in Section 4.04 of the Fiat Disclosure Letter, there is no Action or group of Actions in federal or state courts pending or, to the Knowledge of Fiat, threatened in writing against or affecting Fiat or any of its Subsidiaries that would, individually or in the aggregate, have not had or would not be reasonably likely to have a Fiat Material Adverse Effect, nor is there any Governmental Order outstanding against Fiat or any of its Subsidiaries that would, individually or in the aggregate, have not had and would not be reasonably likely to have a Fiat Material Adverse Effect.

Section 4.05 [Reserved].

Section 4.06 Distribution. Except as set forth on Section 4.06 of the Fiat Disclosure Letter, Fiat either directly or through one of its Affiliates holds all rights necessary for the distribution of its products as contemplated by the Final Joint Restructuring Plan, except as have not had or would not be reasonably likely to have a Fiat Material Adverse Affect.

Section 4.07 Suppliers. To Fiat’s Knowledge, the benefits of any relationship with any of the suppliers of Fiat and its Subsidiaries contemplated to be provided to the Company under the Final Joint Restructuring Plan will continue following the Closing in substantially the same manner as prior to the date of this Agreement, except as has not had and would not reasonably be expected to have a Fiat Material Adverse Effect.

Section 4.08 Certain Business Practices. Each of Fiat and its Subsidiaries is in compliance with the legal requirements under the FCPA, except for failures, whether individually or in the aggregate, to maintain books and records or internal controls as required thereunder that are not material. To Fiat’s Knowledge, since December 31, 2008, neither Fiat nor any of its Subsidiaries, nor any director, officer, employee or agent thereof, acting on its, his or her own behalf or on behalf of any of the foregoing Persons, has offered, promised, authorized the payment of, or paid, any money, or the transfer of anything of value, directly or indirectly, to or for the benefit of: (x) any employee, official, agent or other representative of any foreign government or department, agency or instrumentality thereof, or of any public international organization; or (y) any foreign political party or official thereof or candidate for foreign political office for the purpose of influencing any act or decision of such recipient in the recipient’s official capacity, or inducing such recipient to use his, her or its influence to affect any act or decision of such foreign government or department, agency or instrumentality thereof or of such public international organization, or securing any improper advantage, in the case of both (x) and (y) above in order to assist Fiat or any of its Subsidiaries to obtain or retain business for, or to direct business to, either Fiat or any of its Subsidiaries and under circumstances that would subject Fiat or any of its Subsidiaries to material liability under any applicable Laws of the United States (including the FCPA) or of any foreign jurisdiction where Fiat or any of its Subsidiaries does business relating to corruption, bribery, ethical business conduct, money laundering, political contributions, gifts and gratuities, or lawful expenses.

Section 4.09 Brokers and Other Advisors. No broker, investment banker, financial advisor, counsel or other Person, other than those set forth on Section 4.09 of the Fiat Disclosure Letter, the fees and expenses of which will be paid by Fiat, is entitled to any broker’s, finder’s, financial advisor’s or legal fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Fiat.

Section 4.10 Fiat Intellectual Property and IT Systems.

(a) To the Knowledge of Fiat, Fiat owns and controls, or otherwise possesses adequate rights to use, all Intellectual Property used in the conduct of its business in substantially the same manner as conducted as of the date hereof, except where the failure to own and control or have the right to use, individually or in the aggregate, have not had and would not be reasonably likely to have a Fiat Material Adverse Effect. Except as set forth in Section 4.10(a)(ii) of the Fiat Disclosure Letter, to Fiat’s Knowledge, neither Fiat nor its Subsidiaries is now infringing any Intellectual Property rights of others in any respect, except for such infringements that individually or in the aggregate, have not had and would not be reasonably likely to have a Fiat Material Adverse Effect. Except as set forth in Section 4.10(a)(iii) of the Fiat Disclosure Letter, neither Fiat nor any of its Subsidiaries has received any written notice that it is violating or has violated the trademarks, patents, copyrights, inventions, trade secrets, proprietary information and technology, know-how, formulae, rights of publicity or other intellectual property rights of any third party, except for such matters which, individually or in the aggregate, have not had and would not be reasonably likely to have a Fiat Material Adverse Effect.

(b) Each Fiat Material License now existing is the legal, valid and binding obligation of the parties thereto, enforceable against such parties in accordance with its terms, except any unenforceability that, individually or in the aggregate, have not had and would not be reasonably likely to have a Fiat Material Adverse Effect. To Fiat’s Knowledge, no default thereunder by any such party has occurred, nor does any defense, offset, deduction, or counterclaim exist thereunder in favor of any such party which have had or would be reasonably likely to have a Fiat Material Adverse Effect.

(c) Except as, individually or in the aggregate, have not had and would not be reasonably likely to have a Fiat Material Adverse Effect, (i) Fiat takes reasonable actions to maintain, enforce and police its material Intellectual Property; and (ii) Fiat takes reasonable actions to protect its material software, websites and other systems (and the information therein) from unauthorized access or use.

(d) Except as, individually or in the aggregate, have not had and would not be reasonably likely to have a Fiat Material Adverse Effect, the Fiat IT Systems constitute all of the IT Systems that are required for the operation of the Fiat’s business as currently conducted and as contemplated to be conducted under the Final Joint Restructuring Plan.

(e) Except as set forth in Section 4.10(e) of the Fiat Disclosure Letter, (i) or as individually or in the aggregate have not had or would not have a Company Material Adverse Effect, Fiat has all rights necessary to grant the material Intellectual Property rights to be granted to the Purchaser under the Master Industrial Agreement and the agreements and transactions contemplated thereby and to enable the Purchaser to implement the technology licensed thereunder without any material restrictions or any infringement or violation of any material third-party rights and without the need to obtain any material third party consents; and (ii) the Intellectual Property rights to be granted under the Alliance Agreements, and the agreements and transactions contemplated thereby, together with the Intellectual Property of the Company to be assigned to Purchaser, constitute all Intellectual Property rights necessary to implement the Business Plan in all material respects.

Section 4.11 Wherewithal to Perform Obligations. Fiat has sufficient funds, personnel, property (including intellectual property), assets and other resources to undertake and perform its obligations under the Business Plan and the Transaction Agreements.

Section 4.12 No Additional Representations. Except for the representations and warranties contained in this Article IV, none of Fiat, its Affiliates and any other Person acting on Fiat’s behalf makes any representation or warranty, express or implied, regarding Fiat or any of its Affiliates.

ARTICLE IV-A

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Except as set forth in the Purchaser Disclosure Letter (it being understood that any information set forth in one section or subsection of the Purchaser Disclosure Letter relating to representations and warranties shall be deemed to apply to and qualify the Section or subsection of this Agreement to which it corresponds in number and each other subsection of this Article IV-A to the extent that it is readily apparent on its face that such information would be applicable to such other Section or subsection), Purchaser represents and warrants to the Company, as of the date hereof or, if a representation or warranty is made as of a specified date, as of such date, as follows:

Section 4A.01 Organization, Standing and Power. Purchaser is limited liability company duly organized and validly existing under the Laws of the State of Delaware and has all requisite limited liability company power and authority to own, lease or otherwise hold its properties and assets and to conduct its business as presently conducted. Purchaser is duly qualified or licensed to do business and is in good standing (where such concept is recognized under applicable Law) in each jurisdiction where the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, other than where the failure to be so qualified, licensed or in good standing, individually or in the aggregate, has not had and would not be reasonably likely to have a Purchaser Material Adverse Effect. The Purchaser has made available prior to the execution of this Agreement true and complete copies of its Constitutive Documents as in effect on the date of this Agreement.

Section 4A.02 Authority; Execution and Delivery; Enforceability. Purchaser has all requisite power and authority to execute, deliver and perform the Transaction Agreements and the Alliance Agreements to which it is, or is specified to be, a party and to consummate the Transactions and comply with the provisions of the Transaction Agreements and the Alliance Agreements. The execution, delivery and performance by Purchaser of the Transaction Agreements and the Alliance Agreements to which it is, or is specified to be, a party and the consummation by Purchaser of the Transactions and compliance with the provisions of the Transaction Agreements and the Alliance Agreements has been or will be duly authorized by all requisite action on its part and the part of its equity holders. The Transaction Agreements dated as of the date hereof to which Purchaser is, or is specified to be, a party have been duly executed and delivered by Purchaser, and the Master Industrial Agreement and each other Transaction Agreement to which Purchaser is, or is specified to be, a party will have been duly executed and delivered by Purchaser on or prior to Closing, and, assuming the due authorization, execution and delivery by each of the other parties hereto other than Purchaser (or, in the case of any other Transaction Agreement or the Master Industrial Agreement, applicable parties thereto other than Purchaser), each Transaction Agreement dated as of the date hereof to which Purchaser is, or is specified to be, a party constitutes, and each other Transaction Agreement and Alliance Agreement to which it is, or is specified to be, a party will after the Closing constitute, the legal, valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, except as may be limited by the Bankruptcy and Equity Exception.

Section 4A.03 Noncontravention; Consents.

(a) Except as set forth in Section 4A.03(a) of the Purchaser Disclosure Letter, the execution, delivery and performance by Purchaser of each Transaction Agreement to which it is, or is specified to be, a party do not, and the consummation of the Transactions and compliance with the provisions of such Transaction Agreements will not (A) conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a benefit under, or to increased, additional, accelerated or guaranteed rights or entitlements of any Person under any provision of (x) the Constitutive Documents of Purchaser or (y) subject to the filings and other matters referred to in the immediately following Section 4A.03(b), (1) any Contract to which Purchaser is a party or by which any of its properties or assets is bound or (2) any Law or any Governmental Order, in each case applicable to Purchaser or its properties or assets, other than, in the case of clause (y) above, any such conflicts, violations, defaults, rights, losses, or entitlements, as individually or in the aggregate, have not had and would not be reasonably likely to have a Purchaser Material Adverse Effect or (B) result in the creation of any Lien upon any of the properties or assets of Purchaser except for any Liens that individually or in the aggregate, have not had and would not be reasonably likely to have a Purchaser Material Adverse Effect.

(b) No material consent, approval, license, permit, order or authorization of, or registration, declaration or filing with, or notice to, any Governmental Entity is required to be obtained or made by or with respect to Purchaser in connection with the execution, delivery and performance by Purchaser of any Transaction Agreement to which it is, or is specified to be, a party or the consummation by Purchaser of the issuance of the Transactions or compliance with the provisions of such Transaction Agreements, except for (w) those consents, approvals, orders, authorizations, registrations, declarations, filings and notices not required if the Sale Order is entered or any other Order is entered by the Bankruptcy Court, (x) compliance with and filings (if required) under (1) the HSR Act, (2) the EC Merger Regulation (or any relevant member states of the European Union), (3) the Canadian Investment Regulations, (4) the Mexican Federal Law on Economic Competition, and (5) the filings and receipt, termination or expiration, as applicable, of such other approvals or waiting periods under any other Antitrust Laws as indicated in writing by Fiat, (y) the consents, approvals, orders, authorizations, registrations, declarations, filings and notices set forth in Section 4A.03(b) of the Purchaser Disclosure Letter and (z) such other consents, approvals, orders, authorizations, registrations, declarations, filings and notices the failure of which to be obtained or made, individually or in the aggregate, have not had and would not be reasonably likely to have a Purchaser Material Adverse Effect.

Section 4A.04 Litigation. There is no Action or group of Actions pending or, to the Knowledge of Purchaser, threatened in writing against or affecting Purchaser, nor is there any Governmental Order outstanding against Purchaser.

Section 4A.05 Non-Operation of Purchaser. Purchaser is a newly formed limited liability company with (i) no operations or activities prior to the Closing Date other than those related to its formation and the execution of and performance under the Master Industrial Agreement and the Transaction Agreements to which it is a party and (ii) no assets or Liabilities other than its rights and obligations under the Master Industrial Agreement and the Transaction Agreements to which it is a party. Purchaser has no Subsidiaries.

Section 4A.06 Capitalization; Issuance of Equity Interests. As of the date of this Agreement, Fiat Group Automobiles S.p.A., a wholly-owned Subsidiary of Fiat (“Fiat Sub”), is the sole member of the Purchaser. Immediately following the Closing, (i) the only members of Purchaser shall be Purchaser, the VEBA Trust, the U.S. Treasury, Canada and Fiat Sub or their respective designees, and (ii) (A) the VEBA Trust (or its designee) will be the record and beneficial owner of the VEBA LLC Interest, (B) the U.S. Treasury (or its designee) will be the record and beneficial owner of the UST LLC Interest, (C) Canada (or its designee) will be the record and beneficial owner of the Canada LLC Interests, (D) Fiat Sub will be the record and beneficial owner of 100% of the total Class B Membership Interests of Purchaser (20.0000% of the total Membership Interests in Purchaser), and (E) there will be no other issued or outstanding Equity Interests of Purchaser.

Section 4A.07 Brokers and Other Advisors. No broker, investment banker, financial advisor, counsel or other Person, other than those set forth on Section 4A.07 of the Purchaser Disclosure Letter, the fees and expenses of which will be paid by Purchaser, is entitled to any broker’s, finder’s, financial advisor’s or legal fee or commission in connection with the issuance of the Equity Interests of Purchaser or any of the other Transactions based upon arrangements made by or on behalf of Purchaser.

Section 4A.08 No Additional Representations. Except for the representations and warranties contained in this Article IV-A, neither Purchaser nor any other Person acting on Purchaser’s behalf makes any representation or warranty, express or implied, regarding Purchaser.

ARTICLE V

ADDITIONAL AGREEMENTS

Section 5.01 Conduct of Business of the Company Prior to the Closing.

(a) The Company covenants and agrees that, except as (x) described in Section 5.01(a) of the Company Disclosure Letter, (y) otherwise expressly contemplated by the Transaction Agreements or (z) to the extent solely related to the Excluded Assets or the Excluded Liabilities, between the date hereof and the Closing, the Company shall and shall cause each Company Subsidiary to (i) conduct the Company Business in the ordinary course of business, recognizing and taking account the distressed state of global credit markets and of the auto industry and the auto finance industry and the liquidity position and other financial circumstances of the Company, (ii) use their commercially reasonable efforts to preserve in all material respects the present relationships of the Company and its Subsidiaries with their respective customers, suppliers and others having significant business dealings with them and (iii) not take any action that would reasonably be likely to materially prevent or delay the Transactions, and (iv) not take any action to cause any of the Company representations and warranties set forth in Article III to be untrue in any material respect as of any such date when such representation or warranty is made or deemed to be made.

(b) Without limiting the generality of the provisions of Section 5.01(a), except (x) as described in Section 5.01(b) of the Company Disclosure Letter, (y) as otherwise expressly contemplated by this Agreement or (z) to the extent solely related to the Excluded Assets or the Excluded Liabilities, without the consent of Fiat (which shall not unreasonably be withheld, delayed or conditioned), between the date hereof and the Closing, the Company shall not and the Company shall cause its Subsidiaries not to:

(i) declare, make, set aside or pay any dividends or distributions (whether in cash, securities or other property or by allocation of additional Indebtedness to the Company or any Company Subsidiary without receipt of fair value), other than dividends and distributions made or paid by any Company Subsidiary solely to either the Company or a wholly-owned Company Subsidiary that is its direct parent (but not to the Company) and dividends and distributions of Excluded Assets;

(ii) amend the Constitutive Documents of any Purchased Company, except as otherwise required by Law, or effect a split or reclassification or other adjustment of Equity Interests of any Purchased Company or a recapitalization thereof (in each case other than pursuant to Section 5.06);

(iii) [Reserved];

(iv) make any material election with respect to Taxes of any Purchased Company or settle or compromise any material Tax liability of any Purchased Company;

(v) take any action over which the Company has granted approval rights to the U.S. Treasury under any agreements or through any understandings, in each case, whether written or oral, including Sections 7 and 8 of the Loan and Security Agreement, without obtaining the prior approval of such action from the U.S. Treasury;

(vi) acquire (including by merger, consolidation, combination or acquisition of Equity Interests or assets) any Person or business or division thereof (other than acquisitions of portfolio assets and acquisitions in the ordinary course of business) in a transaction (or series of related transactions) where the aggregate consideration paid or received (including non-cash equity consideration) exceeds $50 million, other than transactions solely among the Company and the Company Subsidiaries;

(vii) issue, sell, pledge, dispose of or encumber (except for Permitted Liens described in clauses (a) and (b) of the definition thereof), or authorize the issuance, sale, pledge, disposition or encumbrance of, except to the Company or any of the Company Subsidiaries, any Equity Interest of any Purchased Company, or any Equity Interest of, or similar interest in, a joint venture or similar arrangement to which the Company or any Company Subsidiary is a party which is a Purchased Asset hereunder, in each case (other than with respect to any Equity Interests of the Company), with a sale price in excess of $25 million;

(viii) sell, pledge, dispose of or encumber any assets of the Company and the Company Subsidiaries not in the Ordinary Course of Business and with a sale price in excess of $25 million;

(ix) discharge or satisfy any Indebtedness in excess of $25 million, other than the discharge or satisfaction of any Indebtedness when due in accordance with its originally scheduled terms;

(x) other than as is required by the terms of a Benefit Plan (in effect on the date hereof, made available to Fiat and set forth on Section 3.15(a) of the Company Disclosure Letter), Collective Bargaining Agreement or as may be required by Applicable Law or pursuant to the Restructuring Transactions contemplated by Section 5.06 or the TARP or under any enhanced restrictions on executive compensation agreed to by the Company and the U.S. Treasury, (A) increase the compensation or benefits of any Company Employee (except for increases in salary or wages in the Ordinary Course of Business with respect to employees who are not directors or officers), (B) grant any severance or termination pay to any Company Employee not provided under any Benefit Plan, (C) establish, adopt, enter into, amend or terminate any Benefit Plan (including any change to any actuarial or other assumption used to calculate funding obligations with respect to any Benefit Plan or change to the manner in which contributions to any Benefit

Plan are made or the basis on which such contributions are determined), (D) grant any awards under any Benefit Plan (including any equity or equity-based awards), (E) increase or promise to increase or provide for the funding under any Benefit Plan, (F) forgive any loans to Company Employees or (G) exercise any discretion to accelerate the time of payment or vesting of any compensation or benefits under any Benefit Plan;

(xi) alter, whether through a complete or partial liquidation, dissolution, merger, consolidation, restructuring, reorganization or in any other manner, the legal structure or ownership of the any Purchased Company or any material joint venture to which any Significant Subsidiary of the Company is a party which is a Purchased Asset hereunder, or adopt or approve a plan with respect to any of the foregoing;

(xii) amend or otherwise modify materially adversely to the Company or any of the Company Subsidiaries to any material Affiliate Contract or Company Contract, or terminate any Affiliate Contract or Company Contract to the material adverse detriment of the Company or any of the Company Subsidiaries;

(xiii) enter into any agreement or arrangement that limits or otherwise restricts or that would reasonably be expected to, after the Closing, restrict or limit in any material respects (A) Purchaser, Fiat or any of their respective Subsidiaries or any successor thereto or (B) any Affiliates of the Purchaser or Fiat or any successor thereto, in the case of each of clause (A) or (B), from engaging or competing in any line of business or in any geographic area;

(xiv) enter into any purchase orders, commitments or agreements, in each case for capital expenditures, exceeding $100 million in the aggregate in connection with any single project or group of related projects;

(xv) enter into any Affiliate Contract, other than (A) as set forth in Section 5.01(b)(xv) of the Company Disclosure Letter or (B) in the Ordinary Course of Business;

(xvi) open or reopen any major production facility other than as currently proposed in the Final Joint Restructuring Plan; or

(xvii) agree to take any of the actions referred to in any of clauses (i) through (xvi) above.

(c) Notwithstanding anything to the contrary in Section 5.01, the Company (and the Company Subsidiaries) shall not be restricted from entering into agreements contemplated to be entered into as part of the Daimler Transactions.

Section 5.02 Access to Company Information.

(a) From the date hereof until the Closing or until the date this Agreement is terminated pursuant to ARTICLE X before the Closing, upon reasonable notice, the Company and each Company Subsidiary and each of their respective officers, directors, employees, agents, representatives, accountants and counsel shall (i) afford Fiat and its authorized representatives reasonable access to the Company Key Personnel (and employees of the Company and such Company Subsidiary identified by such Company Key Personnel), offices, properties and other facilities, and books, Contracts and records (including any document retention policies of the Company), and use its reasonable efforts to afford access to accountants of the Company and each Company Subsidiary and (ii) prepare and furnish to the officers, employees, and authorized agents and representatives of Fiat such additional financial and operating data and other information regarding the Company Business (and regular reports thereon) as Fiat may from time to time reasonably request; provided, however, that any such access or furnishing of information shall be conducted during normal business hours and in such a manner as not to materially interfere with the normal operations of the Company Business. In furtherance of the foregoing, following the expiration or termination of any applicable mandatory waiting periods (and any extension thereof) or (as the case may be) following the communication to the notifying parties of a decision approving the transaction pursuant to the applicable Antitrust Laws of the United States, Canada, the European Union (or any relevant states of the European Union), and Mexico, the Company shall provide office space at the Company’s headquarters in Auburn Hills, Michigan for a reasonable number of representatives of Fiat, together with customary administrative support, so as to enable such representatives to facilitate the development of the Transaction Agreements and to plan for an efficient execution of the transactions contemplated by this Agreement. Notwithstanding anything to the contrary in this Agreement, neither the Company nor any Company Subsidiary shall be required to disclose any information to Fiat if such disclosure would, in the Company’s reasonable determination, contravene any applicable Law, fiduciary duty or binding agreements of the Company or any Company Subsidiary thereof entered into prior to the date hereof, including (i) any document or information that is subject to the terms of a confidentiality agreement with a third party (in which case, to the extent requested by Fiat, the Company will use its commercially reasonable efforts to seek such amendment or an appropriate waiver as may be required to avoid such contravention) or (ii) such portions of documents or information which are covered by attorney-client privilege. If any material is withheld pursuant to the preceding sentence, such party shall inform the other party as to the general nature of what is being withheld. The Company shall provide to Fiat, at the same time and in the same format, complete copies of all information or documents provided by the Company to any Person pursuant to, or in connection with, the discussions and/or negotiations with the U.S. Treasury, any unions or third-party lenders of the Company. All information disclosed pursuant to this Section 5.02 shall be subject to Section 5.04.

(b) Until the Closing, as soon as available and in any event within 20 Business Days after the end of each fiscal month of the Company, the Company shall deliver to Fiat financial reports that include the categories of accounts and adjustments detailed in the forms of monthly reports set forth in Section 5.02(b)(i) of the Company Disclosure Letter. Until the Closing and within 30 Business Days after the end of each fiscal quarter of the Company, the Company shall deliver to Fiat unaudited financial reports for such fiscal quarter that include the categories of accounts and adjustments detailed in the forms of quarterly reports set forth in Section 5.02(b)(ii) of the Company Disclosure Letter. Each of the foregoing quarterly reports shall be prepared in accordance with GAAP (and with the Accounting Principles) and shall in all material respects fairly present the financial information reported therein, the combined financial condition as of the dates thereof and the combined statements of operations and comprehensive income cash flows of the Company for the periods covered thereby (subject to absence of notes and year-end adjustments).

(c) As promptly as practicable, the Company will use its commercially reasonable efforts to deliver to Fiat the unaudited combined balance sheet of the Company as of March 31, 2009 and the related unaudited combined statements of operations and comprehensive income and cash flows of the Company for the fiscal quarter ended March 31, 2009, with comparative statements of the Company as of December 31, 2008.

Section 5.03 Access to Fiat Information. From the date hereof until the Closing or until the date this Agreement is terminated pursuant to ARTICLE X before the Closing, upon reasonable notice, Fiat, Purchaser and any of their respective Affiliates, and each of their respective officers, directors, employees, agents, representatives, accountants and counsel shall afford the Company and its authorized representatives reasonable access to the Fiat Key Personnel (and employees of Fiat, Purchaser or such Affiliate of Fiat or Purchaser identified by such Fiat Key Personnel), technical, engineering, and testing data, and such other information to the extent necessary to implement the Business Plan or any Alliance Agreement in each case in connection with matters concerning the Transactions. Notwithstanding anything to the contrary in this Agreement, none of Fiat, Purchaser nor any Affiliate of Fiat or Purchaser shall be required to disclose any information to the Company if such disclosure would, in Fiat’s reasonable determination, contravene any applicable Law, fiduciary duty or binding agreements of Fiat, Purchaser or any of their respective Affiliates entered into prior to the date hereof, including (i) any information that is subject to the terms of a confidentiality agreement with a third party (in which case, to the extent reasonably requested by the Company, Fiat or Purchaser will or will cause such Affiliate to use its commercially reasonable efforts to seek such amendment or an appropriate waiver as may be required to avoid such contravention) or (ii) such portions of documents or information (A) which are covered by attorney-client privilege, or (B) relating to pricing or other matters that are highly sensitive if the exchange of such documents (or portions thereof) or information, as determined by counsel for the party being asked to disclose such document or information, might reasonably result in antitrust difficulties for such party (or any of its Affiliates). If any material is withheld pursuant to the preceding sentence, such party shall inform the other party as to the general nature of what is being withheld. All information disclosed pursuant to this Section 5.03 shall be subject to Section 5.04.

Section 5.04 Confidentiality. (a) The terms of the letter agreement between Fiat and the Company dated as of January 18, 2009 (the “Confidentiality Agreement”) are hereby incorporated herein by reference and shall continue in full force and effect until the Closing, at which time the Confidentiality Agreement and the obligations of any party under this Section 5.04 shall terminate, and Purchaser hereby agrees to be bound by the terms of the Confidentiality Agreement as if it were an original party thereto; provided, however, that the Confidentiality Agreement shall terminate only in respect of that portion of the Confidential Information (as defined in the Confidentiality Agreement) exclusively relating to the transactions contemplated by the Transaction Agreements. If this Agreement is, for any reason, terminated prior to the Closing, the Confidentiality Agreement shall nonetheless continue in full force and effect, and Purchaser shall continue to be bound by the terms of the Confidentiality Agreement as if it were an original party thereto. Nothing provided pursuant to this Section 5.04 shall in any way amend or diminish any party’s obligations under the Confidentiality Agreement.

(b) Notwithstanding the foregoing or any other provision of this Agreement, either Fiat or the Company may provide to representatives of labor organizations representing Company Employees notice of the transactions contemplated by this Agreement, a copy of this Agreement, and such additional information, documents and materials (the “Information”) as it determines is reasonably necessary to satisfy any legal or contractual obligations related to collective bargaining or its relationship with any labor organization but only in the event that either of the following occurs: (x) the other party gives its prior written consent to such disclosure (which consent shall not be unreasonably withheld, conditioned or delayed after the notifying party’s request); or (y) to comply with a determination by the U.S. Treasury, court or agency of competent jurisdiction. In either case, the notifying party shall, to the extent reasonably practicable and permitted by Law, use commercially reasonable efforts to procure a confidentiality agreement with respect to the Information in form and substance reasonably satisfactory to the other party.

(c) No investigation or notice provided to any party pursuant to this Section 5.04 or the Confidentiality Agreement shall affect any representation or warranty in this Agreement of any party hereto or any condition to the obligations of the parties hereto.

Section 5.05 Regulatory and Other Authorizations; Notices and Consents.

(a) Each of Fiat, Purchaser and the Company shall, and shall cause each of their respective Affiliates to, use its best efforts to promptly obtain all waivers, authorizations, consents, orders and approvals of all Governmental Entities and officials which may be or become necessary for its execution and delivery of, and the performance of its obligations pursuant to, the Alliance Agreements and the Transaction Agreements as promptly as reasonably practicable and will cooperate fully with each other in promptly seeking to obtain all such waivers, authorizations, consents, orders and approvals (such that the Closing will occur no later than the 35th day following the date hereof (the “Target Closing Date”)).

(b) Fiat, Purchaser and the Company agree to make, as promptly as practicable, their respective filings (if required) pursuant to the applicable Antitrust Laws of the United States, Canada, the European Union (or any relevant member states of the European Union), and Mexico with respect to the Transactions, and to supply as promptly as practicable to the appropriate Governmental Entities any additional information and documentary material that may be required pursuant to the Antitrust Laws of the United States, Canada, the European Union (or any relevant member states of the European Union), and Mexico (such that the Closing will occur no later than the Target Closing Date):

(i) File notification pursuant to the HSR Act as promptly as practicable, and in any event within five Business Days of the date hereof.

(ii) If the European Commission confirms that it considers the transaction contemplated under this Agreement to be a concentration within the terms of Article 3 of the EC Merger Regulation, submit to the European Commission a draft request pursuant to Article 7(3) of the EC Merger Regulation within seven days of the date hereof; submit to the European Commission the formal request pursuant to Article 7(3) of the EC Merger Regulation as promptly as practicable thereafter; and submit the

Form CO to the European Commission pursuant to the EC Merger Regulation as promptly as practicable thereafter.

(iii) If the European Commission confirms that it considers the transaction contemplated under this Agreement not to be a concentration within the terms of Article 3 of the EC Merger Regulation, file a notification pursuant to the applicable Antitrust Laws in Germany and (if applicable) Austria as soon as practicable after the European Commission has so confirmed.

(iv) File an application for an Advance Ruling Certificate pursuant to the Competition Act (Canada) as promptly as practicable, and in any event within five days of the date hereof. Furthermore, file an Application for Review pursuant to the Investment Canada Act as promptly as practicable, and in any event within 10 days of the date hereof, and, if deemed advisable by Fiat, the Purchaser, and the Company, prepare and file a notification pursuant to Part IX of the Competition Act (Canada) and file a request for a notice from the Canadian Minister of Industry pursuant to Paragraph 16(2)(a) of the Investment Canada Act as promptly as practicable.

(v) File notification pursuant to the Mexican Federal Law on Economic Competition as promptly as practicable, and in any event within six days following the date hereof, and interface with the Federal Competition Commission within two days of the date of filing notification to advocate that they do not issue a stop order and resolve the matter as soon as practicable and within such time that, under the applicable laws of Mexico, Closing can occur by the Target Closing Date.

(c) Fiat will provide to the Company within one day of the date hereof a list of the jurisdictions where it will submit filings and notifications pursuant to applicable Antitrust Laws. Fiat, Purchaser and the Company agree to make as promptly as practicable, and in any event within five Business Days of the date hereof their respective filings and notifications as may be required under any other applicable Antitrust Laws of any jurisdictions in which Fiat intends to file notification (with the exception of China, Japan, Macedonia, Russia, Serbia, Turkey and Ukraine), and to supply as promptly as practicable to the appropriate Governmental Entities any additional information and documentary material that may be required pursuant to the Antitrust Laws of such jurisdictions (such that the Closing will occur no later than the Target Closing Date.

(d) Fiat, Purchaser and the Company shall each furnish to the other such necessary information and reasonable assistance as such other parties may request in connection with its preparation of any filing or submission that is necessary under the requirements of any Antitrust Law.

(e) Fiat, Purchaser and the Company each agree, to the extent permitted by Law, promptly to notify the other of any communication it or any of its Affiliates receives from any Governmental Entity relating to the Transactions and permit the other party to review in advance any proposed substantive communication by such party to any Governmental Entity. None of Fiat, Purchaser, nor the Company shall agree to participate in any meeting with any Governmental Entity in respect of any filings, investigation (including any settlement of the investigation), litigation or other inquiry unless it consults with the other parties in advance and, to the extent permitted by such Governmental Entity, gives the other parties the opportunity to attend and participate at such meeting; provided, however, in the event one or more of the parties is prohibited by applicable Law or such Governmental Entity from participating in or attending any such meeting, then the party who participates in such meeting shall keep the other parties apprised with respect thereto to the extent permitted by Law. To the extent permitted by Law, Fiat, Purchaser and the Company will coordinate and cooperate fully with each other in exchanging such information and providing such assistance as the other parties may reasonably request in connection with the foregoing and in seeking early termination of any applicable waiting periods, including under the HSR Act, including, to the extent reasonably practicable, providing to the other parties in advance of submission drafts of all filings, submissions, correspondence or other written communications, providing the other parties with an opportunity to comment on the drafts, and, where practicable, incorporating such comments, if any, into the final documents. To the extent permitted by applicable Law, Fiat, Purchaser and the Company will provide each other with copies of all correspondence, filings or written communications between them or any of their representatives, on the one hand, and any Governmental Entity or members of its staff, on the other hand, with respect to the Transaction Agreements and the Transactions.

(f) None of Fiat, Purchaser, the Company or their respective Affiliates shall be required to pay any fees or other payments to any Governmental Entities in order to obtain any such authorization, consent, order or approval (other than normal filing fees and administrative fees that are imposed by Law on Fiat or Purchaser), and in the event that any fees in addition to normal filing fees imposed by Law may be required to obtain any such authorization, consent, order or approval, such fees shall be for the account of Purchaser. Notwithstanding anything to the contrary herein, none of Fiat, the Company or Purchaser shall be required to agree to any divestiture, sale or license (including any License) of or Lien on any properties, assets or businesses by Fiat, Purchaser, the Company or any of their respective Affiliates of any business, assets or property of Fiat, Purchaser, the Company or any of their respective Affiliates, or the imposition of any limitation on the ability of any of the foregoing to conduct their respective businesses or to own or exercise control of their respective assets and properties.

(g) In the event that the Antitrust Laws of a particular jurisdiction (a “Delayed Jurisdiction”) would prevent a closing from occurring with respect to such Delayed Jurisdiction by the Target Closing Date, Fiat and the Company shall cooperate fully and use their reasonable best efforts to develop a suitable plan which will (i) permit the Closing to occur on or as promptly as practicable following the Target Closing Date with respect to all jurisdictions other than the Delayed Jurisdictions and (ii) construct an appropriate mechanic to effect a closing in the Delayed Jurisdiction as soon as practicable following the date on which a closing in any such Delayed Jurisdiction is permitted under the applicable Antitrust Law. Fiat and the Company shall cooperate fully and use their best efforts to amend this Agreement and execute and deliver such other documents as appropriate to give effect to such subsequent closing with respect to the Delayed Jurisdictions (and, if necessary, provide appropriate support and transition arrangements with respect to such Delayed Jurisdictions as may be appropriate or required by the applicable Governmental Entity). With respect to the business and assets being purchased by the Company pursuant to the Deferred Closing Agreement, Fiat and the Company agree to cooperate fully and use their reasonable best efforts to provide appropriate support and transition arrangements with respect to such business and assets as may be appropriate or required by the applicable Governmental Entity. Nothing in this Section 5.05(g) shall require Fiat or the Company to take any action which would materially and adversely affect Fiat or the Company, as the case may be.

(h) Should the VEBA Trust be required to complete any filing or notification under any Antitrust Law, the VEBA Trust shall have the same rights as afforded Fiat, Purchaser, and the Company under this Section 5.05 provided that the VEBA Trust undertake the same obligations required of Fiat, Purchaser, and the Company in this Section 5.05. In any jurisdiction in which Fiat has or will complete any filing or notification under any Antitrust Law Fiat shall cause the VEBA Trust to be included as a filing party in its filing (without cost or expense to the VEBA Trust).

Section 5.06 Restructuring Transactions. Notwithstanding Section 5.01, the Company shall, and shall cause the Company Subsidiaries, to use reasonable efforts to (i) transfer the Purchased Assets or Assumed Liabilities to one or more Subsidiaries of the Purchaser at the Closing as the Purchaser may, at least 10 days before the Closing, designate in writing to the Company (provided, for the avoidance doubt, that the Purchased Assets shall be transferred to the Purchaser, in the absence of such designation, as provided under the other provisions of this Agreement); (ii) facilitate the transfer of the property subject to the Auburn Hills Agreement or the entity in which such property is held, including causing such property or entity to be transferred to the Company or a Company Subsidiary (in each case as designated in writing by the Purchaser at least 10 days before the Closing and in accordance with the terms of the Auburn Hills Agreement) in advance of the transfer of such property or such entity to the Purchaser (or one or more Subsidiaries of the Purchaser as the Purchaser may, at least 10 days before the Closing, designate in writing to the Company); (iii) set off intercompany receivables and intercompany payables owed by one Purchased Company to another Purchased Company in advance of the Closing (each such transaction described in clauses (i), (ii) and (iii), a “Restructuring Transaction”). Each Restructuring Transaction shall be implemented in a manner reasonably satisfactory to Fiat, and the Company shall regularly consult with Fiat regarding the manner and the status of the implementation of Restructuring Transactions (including providing Fiat with copies of all material agreements or documents executed in connection with such transactions). The Company and Fiat agree to cooperate to arrange each Restructuring Transaction in a tax efficient manner, provided that neither Fiat nor the holders of the equity interest in the Company are required by this Section 5.06 to bear material adverse tax consequences not adequately compensated by the other party (taking into account compensation already provided under other provisions of this Agreement, including Section 7.05) as a result of being a party to any Restructuring Transaction, unless written consent, by Fiat in the case of Fiat or by CGI in the case of the holders of equity interests in the Company, is given.

Section 5.07 Daimler Transactions. Notwithstanding Section 5.01, the Company shall, and shall cause the Company Subsidiaries to, use reasonable best efforts to cause the proposed parties thereto to enter into the CGI Indemnity Assignment Agreement and the Daimler Agreement (the “Daimler Transactions”).

Section 5.08 GMAC Master AutoFinance Agreement. Fiat and Purchaser will use their reasonable best efforts to cause the proposed parties to the GMAC Master AutoFinance Agreement to enter into the GMAC Master AutoFinance Agreement with the terms and conditions set forth on Exhibit A hereto as promptly as possible after the date hereof, but in any event prior to the Closing Date.

Section 5.09 Notifications. Until the Closing or until the date this Agreement is terminated pursuant to ARTICLE X, the Company, Purchaser and Fiat shall promptly give the other parties reasonably detailed written notice of any fact, change, condition, circumstance or occurrence or non-occurrence of any event of which it obtains Company Knowledge, Purchaser Knowledge or Fiat Knowledge, as applicable, that will or is reasonably likely to result in any of the conditions set forth in ARTICLE VIII of this Agreement relating to a representation or covenant of such notifying party or a condition to the Closing under this Agreement of the other parties relating to the notifying party becoming incapable of being satisfied.

Section 5.10 Further Action. (a) Subject to Section 5.05, the Company, Purchaser and Fiat shall use all reasonable best efforts to take, or cause to be taken, all appropriate action, to do or cause to be done all things necessary, proper or advisable under applicable Law, and to execute and deliver such documents and other papers, as may be required to carry out the provisions of this Agreement and consummate and make effective the transactions contemplated by this Agreement. Without limiting the generality of the foregoing, the “reasonable best efforts” of the parties shall include such parties’ agreement to reasonably cooperate in good faith with the other parties in obtaining, and taking such action as may be reasonably necessary to obtain, the agreement of any Governmental Entity to approve, or not to seek an injunction against or otherwise oppose, the transactions contemplated by the Transaction Agreements; provided, however, that none of Fiat, Purchaser, the Company nor their respective Affiliates shall be required to agree to any divestiture, sale or license (including any License) of or Lien on any properties, assets or businesses by Fiat, Purchaser, the Company or any of their respective Affiliates of any business, assets or property of Fiat, Purchaser, the Company or any of their respective Affiliates, or the imposition of any limitation on the ability of any of the foregoing to conduct their respective businesses or to own or exercise control of their respective assets and properties.

(b) The parties shall negotiate the forms, terms and conditions of the Transaction Agreements, to the extent the forms thereof are not attached to this Agreement, on the basis of the respective term sheets attached to this Agreement, in good faith, with such Transaction Agreements to set forth terms on an Arm’s Length Basis and incorporate usual and customary provisions for similar agreements.

(c) If the parties have not executed any Transaction Agreement by the Closing Date, the parties shall use their best efforts to negotiate and execute such Transaction Agreement by September 30, 2009. If the parties do not execute any Transaction Agreement or the Alliance Agreements on or before September 30, 2009, the parties shall submit the items remaining in dispute for resolution to the chief executive officer of Fiat and a natural person with sufficient technical expertise to resolve the disputed items and who is appointed by the Company’s non-Fiat Independent Directors (as such term is used in the Operating LLC Agreement) for such purpose (the “Resolution Committee”); provided, however, to the extent any item is set forth in a term sheet attached to this Agreement, then such term sheet shall be deemed to be agreed to by the parties and shall not be the subject of review by the Resolution Committee. The parties shall instruct the Resolution Committee to resolve any such dispute within 30 days after such submission. If the Resolution Committee is unable to resolve the dispute, the Resolution Committee shall designate a third person to make the final determination with respect to the disputed matter. The determination of the Resolution Committee shall be binding upon the parties, and the parties shall promptly execute such Transaction Agreement or Alliance Agreement following such determination. During the period following the Closing Date until any such Transaction Agreement is executed, the parties shall, and shall cause their Affiliates to, provide the products or services that are the subject matter of such Transaction Agreement. Pricing for services, to the extent not covered by a provision of a term sheet or Transaction Agreement, shall be variable cost plus 5%. The respective term sheet for the subject matter to be covered by such Transaction Agreement shall govern the parties’ rights and obligations with respect to such subject matter until the respective Transaction Agreement has been executed.

(d) Prior to the Closing, Fiat shall cause Purchaser to comply with the terms of this Agreement and to fulfill all of its obligations hereunder.

(e) At the Closing, Purchaser shall assume the Collective Bargaining Agreement and shall enter into the UAW Retiree Settlement Agreement and Purchaser shall not be entitled to assert the condition in Sections 8.02(d) by refusing to take such actions.

Section 5.11 Tax Settlement Agreement. Notwithstanding Section 5.01, the Company shall, and shall cause any relevant Company Subsidiary to, use reasonable best efforts to enter into a tax settlement agreement prior to the Closing in respect of the subject matter of the term sheet entered into by the Company and certain of its Affiliates and Daimler AG and certain of its Affiliates, dated April 17, 2009 (the “Tax Settlement Agreement”). The Tax Settlement Agreement shall be in a form and shall contain terms satisfactory to Fiat and shall not be entered into without the prior written consent of Fiat. The Company shall regularly consult with Fiat regarding the nature and status of the negotiations of the Tax Settlement Agreement, shall promptly provide Fiat with copies of all drafts thereof and shall permit Fiat to comment on all such draft agreements.

Section 5.12 [Reserved].

Section 5.13 [Reserved.].

Section 5.14 [Reserved].

Section 5.15 Actions by Affiliates of Fiat, Purchaser and the Company. Each of the Company, Purchaser and Fiat shall ensure that each of their respective Affiliates takes all actions reasonably necessary to be taken by such Affiliate in order to fulfill the obligations of the Company, Purchaser or Fiat, as the case may be, under this Agreement.

Section 5.16 Compliance Remediation. Except with respect to the Excluded Assets, prior to the Closing, the Company shall use commercially reasonable efforts to, and shall use commercially reasonable best efforts to cause the Company Subsidiaries to use their commercially reasonable efforts to cure in all material respects any one or more instances of non-compliance with Laws or Governmental Orders, failures to possess or maintain Permits, or defaults under Permits, referred to in Section 3.12 of the Company Disclosure Letter, such that the representations and warranties set forth in Section 3.12 of this Agreement, after giving effect to such cures, would be true and correct in all material respects on a prospective basis without regard to the exceptions to such representations and warranties set forth in Section 3.12 of the Company Disclosure Letter.

Section 5.17 No Other Representations or Warranties.

(a) Investigation by Fiat and Purchaser, No Other Representations or Warranties. Each of Fiat and Purchaser acknowledges and agrees that it has made its own inquiry and investigation into, and, based thereon, has formed an independent judgment concerning the Company and its Subsidiaries and their respective businesses and operations, and each of Fiat and Purchaser has requested such documents and information from the Company as it considers material in determining whether to enter into this Agreement and to consummate the Transactions. Each of Fiat and Purchaser acknowledges and agrees that it has had a full and fair opportunity to ask questions of and receive answers from the Company in determining whether to enter into this Agreement and to consummate the Transactions.

(b) Investigation by the Company, No Other Representations or Warranties. The Company acknowledges and agrees that it has made its own inquiry and investigation into, and, based thereon, has formed an independent judgment concerning Fiat and its Subsidiaries and their respective businesses and operations, and the Company has requested such documents and information from Fiat as it considers material in determining whether to enter into this Agreement and to consummate the Transactions. The Company acknowledges and agrees that it has had a full and fair opportunity to ask questions of and receive answers from Fiat in determining whether to enter into this Agreement and to consummate the Transactions.

Section 5.18 Bankruptcy Court Matters.

(a) Bankruptcy Court Filings. On or before the first Business Day after the date hereof, Sellers shall file with the Bankruptcy Court the Petitions. On or before the third Business Day after the date hereof, Sellers shall file with the Bankruptcy Court a motion seeking entry of the Sale Order and the Bidding Procedures Order (the “Sale Motion”), and Sellers shall thereafter pursue diligently the entry of the Sale Order and the Bidding Procedures Order. Sellers shall use reasonable efforts to comply (or obtain an order from the Bankruptcy Court waiving compliance) with all requirements under the Bankruptcy Code and the Federal Rules of Bankruptcy Procedure in connection with obtaining approval of the Sale Order and the Bidding Procedures Order, including serving on all required Persons in the Bankruptcy Case (including (i) all Persons who are known to possess or assert a Lien against any of the Purchased Assets, (ii) all Governmental Entities, (iii) all members of the Class and the Covered Group (each as defined in the UAW Retiree Settlement Agreement) and (iv) all other Persons required by any order of the Bankruptcy Court (including any omnibus notice or case management order entered in the Bankruptcy Case)), notice of the Sale Motion, the hearing to approve the Sale Motion and the objection deadline in accordance with rules 2002, 6004, 6006 and 9014 of the Federal Rules of Bankruptcy Procedure, the Bidding Procedures Order or other orders of the

Bankruptcy Court, including any applicable local rules of the Bankruptcy Court. Purchaser and Fiat agree that they will promptly take such actions as are reasonably requested by Sellers to assist in obtaining entry of the Sale Order and the Bidding Procedures Order and a finding of adequate assurance of future performance by Purchaser, including furnishing affidavits or other documents or information for filing with the Bankruptcy Court for the purposes, among others, of providing necessary assurances of performance by Purchaser under this Agreement and demonstrating that Purchaser is a “good faith” purchaser under section 363(m) of the Bankruptcy Code. In the event the Sale Order or the Bidding Procedures Order is appealed, Sellers, Purchaser and Fiat shall use their respective reasonable efforts to defend such appeal. Sellers shall not file any motion in the Bankruptcy Case relating to or affecting the Purchased Assets, Sellers’ ability or their obligations under this Agreement for the timely consummation of the transactions contemplated hereby without providing to each of Purchaser’s and UAW’s counsel a reasonable opportunity to review and consult.

(b) Competing Transactions. Notwithstanding anything to the contrary contained in Section 5.04(a) hereto, the Confidentiality Agreement or the Exclusivity Agreement, dated as of January 16, 2009, by and among the Company, Fiat, Chrysler Holding LLC and Cerberus Capital Management L.P., from and after April 30, 2009 (“the Petition Date”) until the date of the auction contemplated by the Bidding Procedures Order (the “Auction Date”), Sellers will be permitted to cause their respective representatives and Affiliates to initiate contact with, or solicit or encourage submission of any inquiries, proposals or offers by, any Person with respect to any transaction (or series of transactions) involving the direct or indirect sale, transfer or other disposition of a material portion of the Purchased Assets to a purchaser or purchasers other than Purchaser or effecting any other transaction (including a plan of reorganization or liquidation) the consummation of which would be substantially inconsistent with the transactions herein contemplated (a “Competing Transaction”) to the extent, but only to the extent, that the Company determines in good faith that so doing is permitted or required by the Bidding Procedures Order. Following the Auction Date, Sellers will not participate in any discussions with, or furnish any information to, any Person with respect to any Competing Transaction regardless of the terms thereof.

Section 5.19 Name Change.

(a) At least two (2) Business Day prior to the Closing, Sellers will deliver to Fiat duly and properly authorized and executed evidence as to the amendment of such Sellers’ Constitutive Documents, in each case, effective upon the Closing, changing each Selling Group Member’s name to another name which does not include the Chrysler Name. After the Closing, each Selling Group Member shall discontinue the use of its current name (and any other trade names currently utilized by any of Sellers) and shall not subsequently change its name to (or otherwise use or employ) any name which includes the Chrysler Name.

(b) On or prior to the Closing Date, Purchaser shall file or cause to be filed with the Secretary of State of the State of Delaware a Certificate of Amendment to the Certificate of Formation of Purchaser (the “Certificate of Amendment”), in form and substance reasonably acceptable to the Company, to change the name of Purchaser from “New CarCo Acquisition LLC” to “Chrysler LLC” effective as of the Closing.

Section 5.20 Letters of Credit. No later than thirty days after the Closing Date, (a) Purchaser or its designee shall substitute or replace, as the case may be, in a manner reasonably satisfactory to Sellers, those of the letters of credit of Sellers existing as of the Closing Date that (i) secure future obligations of the Sellers under an Assumed Contract and (ii) were identified in writing by Sellers to Purchaser as part of the cure costs payable by Purchaser in connection with the election by Purchase to have an agreement treated as an Assumed Contract in accordance with the contract procedures specified in the Bidding Procedures Order and (b) Purchaser shall cause the originals of such letters of credit to be returned to Sellers or the issuer thereof with no further drawings made thereunder.

ARTICLE VI

EMPLOYEE MATTERS

Section 6.01 Transfer of Employment. Effective as of the Closing Date, Purchaser or one of its Subsidiaries shall make an offer of employment to each employee (including, any employee on disability (long term or short term) or on leave of absence) of the Company or any Company Subsidiary (other than a Purchased Company, the employees of which shall continue such service) (an “Applicable Employee”). Each offer of employment to an Applicable Employee shall provide for (i) employment in an identical geographic location as in effect with respect to each such Applicable Employee immediately prior to the Closing Date (or within 50 miles of such location), (ii) base salary or hourly wage rates initially at least equal to such Applicable Employee’s base salary or hourly wage rate in effect immediately prior to the Closing Date and (iii) employee benefits that are not less favorable in the aggregate than the benefits provided under the employee pension and welfare benefit plans, contracts and arrangements listed on Section 3.15(a) of the Company Disclosure Letter. For Transferred Employees who are not covered by a Collective Bargaining Agreement, Purchaser agrees and acknowledges that it shall maintain the compensation and benefits contemplated by clauses (ii) and (iii) of the immediately preceding sentence until at least the first anniversary of the Closing Date. Notwithstanding the foregoing, if any Applicable Employee is on disability (long term or short term) or on leave of absence on the Closing Date, such offer of employment shall be effective upon the return of any such Applicable Employee to active employment at the termination of such disability or leave of absence only if the Applicable Employee returns to active employment within the time period permitted under the applicable disability or leave of absence policy, unless otherwise required by Law or by the terms of any Collective Bargaining Agreement. Each employee of a Purchased Company and each Applicable Employee who accepts employment with Purchaser or one of its Subsidiaries and commences working for Purchaser or one of its Subsidiaries on the Closing Date shall become a “Transferred Employee”. Notwithstanding anything herein to the contrary and except as provided in an employment contract with any Company Employee or as required by the terms of an Included Plan, offers of employment to Company Employees whose employment rights are subject to a Collective Bargaining Agreement as of the Closing Date shall be in accordance with the applicable terms and conditions of such Collective Bargaining Agreement and the Purchaser’s obligations under the Labor Management Relations Act of 1947, as amended, 29 U.S.C. § 141, et. seq. To the extent such offer of employment by Purchaser or its Subsidiaries is not accepted, Sellers shall, as soon as practicable following the Closing Date, terminate the employment of all such Applicable Employees. Nothing in this Section 6.01 shall prohibit Purchaser or any of its Subsidiaries from terminating the employment of any Transferred Employee after the Closing Date, subject to the terms and conditions of any Collective Bargaining Agreement. It is understood that the intent of this Section 6.01 is to provide a seamless transition from the Company to Purchaser of any employee subject to a Collective Bargaining Agreement. For a period commencing on the Closing Date and ending on the first anniversary of the Closing Date, Purchaser further agrees and acknowledges that it shall provide to each Transferred Employee who is not covered by a Collective Bargaining Agreement and whose employment is involuntarily terminated by Purchaser or its Subsidiaries on or prior to the first anniversary of the Closing Date, severance benefits that are not less than the severance benefits such Transferred Employee would have received under the Company’s plans, contracts and arrangements listed on Section 3.15(a) of the Company Disclosure Letter.

Section 6.02 Prior Service Credit. Purchaser shall, and shall cause its applicable Subsidiary to, take all actions necessary such that Transferred Employees shall be credited for their actual and credited service with the Company, the Company Subsidiaries, and each of their respective Affiliates, for purposes of eligibility, vesting and benefit accrual (except in the case of a defined benefit pension plan sponsored by Purchaser or any of its Subsidiaries in which Transferred Employees may commence participation after the Closing), in any employee benefit plans covering Transferred Employees after the Closing to the same extent as such Transferred Employee was entitled immediately prior to the Closing Date to credit for such service under any similar Benefit Plan; provided, however, that such crediting of service shall not operate to duplicate any benefit to any such Transferred Employee or the funding for any such benefit. Such benefits shall not be subject to any exclusion for any pre-existing conditions to the extent such conditions were satisfied by such Transferred Employees as of the Closing Date, and credit shall be provided for any deductible or out-of-pocket amounts paid by such Transferred Employee during the plan year in which the Closing Date occurs.

Section 6.03 Labor Negotiations. Prior to the Closing Date, the Company shall update Fiat on a current basis (but not less frequently than once weekly) regarding any substantive negotiations or discussions between the UAW (or any other labor union) and the Company and the Company Subsidiaries in connection with active bargaining over the terms and conditions for any successor Collective Bargaining Agreement or VEBA Trust and/or the extension or amendment of an existing Collective Bargaining Agreement or VEBA Trust.

Section 6.04 Employee Communications. Prior to the Closing Date, prior to making any material written or oral communications to the Company Employees pertaining to compensation or benefit matters that are affected by the transactions contemplated by this Agreement, the Company shall provide Fiat with a copy of the intended communication (or, in the case of any oral communication, an accurate description of the intended communication (including any talking points, handouts or presentation materials)), Fiat shall have a reasonable period of time to review and comment on the communication, and Fiat and the Company or such Company Subsidiary (as appropriate) shall cooperate in providing any such mutually agreeable communication.

Section 6.05 No Third Party Beneficiaries. Nothing contained herein, express or implied (i) shall be construed to establish, amend or modify any Benefit Plan or any other benefit plan, program, agreement or arrangement of the Company, Purchaser or any of their Subsidiaries, (ii) is intended to confer or shall confer upon any Company Employee or Transferred Employee any right to employment or continued employment for any period of time by reason of this Agreement, or any right to a particular term or condition of employment, (iii) is intended to confer or shall confer upon any individual or any legal representative of any individual (including employees, retirees, or dependents or beneficiaries of employees or retirees and including collective bargaining agents or representatives) any right as a third-party beneficiary of this Agreement, or (iv) shall be deemed to confer upon any such individual or legal representative any rights under or with respect to any plan, program or arrangement described in or contemplated by this Agreement, and each such individual or legal representative shall be entitled to look only to the express terms of any such plans, program or arrangement for his or her rights thereunder. Nothing herein is intended to override the terms and conditions of any Collective Bargaining Agreement.

Section 6.06 Assumption of Included Plans. As of the Closing Date, Purchaser or one of its Subsidiaries shall assume and maintain the Included Plans for the benefit of the Transferred Employees and Sellers and Purchaser shall cooperate with each other to take all actions and execute and deliver all documents and furnish all notices necessary to establish Purchaser or one of its Subsidiaries as the sponsor of such plans. Notwithstanding the foregoing, but subject to the terms of any Collective Bargaining Agreement assumed by Purchaser or one of its Subsidiaries pursuant to Section 6.07 hereof, Purchaser and its Subsidiaries may, in its sole discretion, amend, suspend or terminate any such plan at any time in accordance with its terms.

Section 6.07 Assumption of Collective Bargaining Agreement. The Purchaser agrees to, or to cause one of its Subsidiaries to, assume all rights, liabilities and obligations of the Sellers (including, without limitation, liabilities for wages, benefits, and other compensation, unfair labor practices, grievances, arbitrations, and contractual violations) under each Collective Bargaining Agreement. Furthermore, with respect to each Collective Bargaining Agreement, Purchaser agrees to (a) recognize the union which is a party to such Collective Bargaining Agreement as the exclusive collective bargaining representative for the Transferred Employees covered under the terms of the Collective Bargaining Agreement, (b) employ all Transferred Employees covered by such Collective Bargaining Agreement with full recognition of all seniority rights, (c) negotiate with the appropriate union over the terms of any successor collective bargaining agreement upon expiration of the Collective Bargaining Agreement and upon timely demand by such union, (d) with the agreement of the appropriate union or otherwise as provided by law and to the extent necessary, adopt, effective as of the Closing Date, benefit plans of the Purchaser or its Subsidiaries specified in or covered by the Collective Bargaining Agreement as required to be provided to the Transferred Employees covered by such Collective Bargaining Agreement and (e) otherwise abide by all the terms and conditions of each such Collective Bargaining Agreement. For the avoidance of doubt, the provisions of this Section 6.07 are not intended to (i) give, and shall not be construed as giving, any union or Transferred Employee any enhanced or additional rights or (ii) otherwise restrict the rights that Purchaser and its Affiliates have, under the terms of any Collective Bargaining Agreement.

Section 6.08 Assumption of Existing Internal VEBA. Purchaser agrees, or agrees to cause one of its Subsidiaries to, effective as of the Closing Date, assume from the Company sponsorship of the voluntary employees’ beneficiary association trust between the Company and State Street Bank and Trust Company (as successor to Chase Manhattan Bank) dated as of January 29, 2001 that is funded and maintained by the Company (“Existing Internal VEBA”) and, in connection therewith, Purchaser shall, or shall cause one of its Subsidiaries to, (i) succeed to all of the rights, title and interest (including the rights of the Company, if any, as plan sponsor, plan administrator or employer) under the Existing Internal VEBA, (ii) assume any responsibility, obligation or liability relating to, the Existing Internal VEBA and each contract, agreement or arrangement established thereunder or relating thereto, and (iii) to operate the Existing Internal VEBA in accordance with, and to otherwise comply with the Purchaser’s obligations under, the UAW Retiree Settlement Agreement between the Purchaser and the UAW, effective as of the Closing and subject to approval by a court having jurisdiction over this matter, including, without limitation, the obligation to direct the trustee of the Existing Internal VEBA to transfer the UAW’s share of assets in the Existing Internal VEBA to the VEBA Trust. The parties shall cooperate in the execution of any documents, the adoption of any corporate resolutions or the taking of any other reasonable actions to effectuate such sponsorship and succession with respect to the Existing Internal VEBA and the transfer of each of the contracts, agreements and arrangements established thereunder or relating thereto.

Section 6.09 Certain Liabilities and Indemnification. The Purchaser or its Subsidiaries (as appropriate) shall indemnify and hold Fiat and its Affiliates (other than the Purchaser and its Subsidiaries) harmless against liabilities or obligations arising as a result of Fiat or its Affiliates (other than the Purchaser and its Subsidiaries) being treated, on the Closing Date, as a “single employer” with the Purchaser or any of its Subsidiaries under Section 414 of the Code or Section 4001 of ERISA solely as a result of the transactions contemplated by the Transaction Agreements, under any Benefit Plan as in effect on the Closing Date, including any Included Plan, providing retirement benefits subject to Title IV of ERISA or providing any post-retirement welfare benefits. Notwithstanding any other provision of any of the Transaction Agreements to the contrary, Purchaser agrees that it will not, and will cause each of its Subsidiaries not to, take any action that would cause the VEBA Trust to be treated as a “single employer” with the Purchaser or any of its Subsidiaries under Section 414 of the Code or Section 4001 of ERISA. The indemnification provided in this Section 6.09 shall be subject to the provisions of ARTICLE IX, except for the limitations set forth in Section 9.04(b) thereof.

Section 6.10 TARP Covenant. From and after the date hereof until such time as all amounts under the U.S. Treasury Loan Documents have been paid in full, subject to any applicable order of the Bankruptcy Court, each of the Sellers and Purchaser shall, and shall cause each of their respective Subsidiaries to, take all necessary action to ensure that its employee benefit plans, contracts and agreements comply in all respects with the Emergency Economic Stabilization Act of 2008, Public Law No. 110-343, effective as of October 3, 2008, as amended by Section 7001 of Division B, Title VII of the American Recovery and Reinvestment Act of 2009, Public Law No. 111-5, effective as of February 17, 2009, as may be further amended and in effect from time to time, any guidance issued by a regulatory authority thereunder and any other applicable Law in effect currently or in the future.

ARTICLE VII

TAX MATTERS

Section 7.01 [Reserved].

Section 7.02 [Reserved].

Section 7.03 Preparation of Tax Returns. (a) The Company shall prepare and file (or cause the Purchased Companies to prepare and file) all Tax Returns required to be filed with respect to the Purchased Companies before the Closing in a manner consistent with past practices with respect to the Purchased Companies, and shall provide Purchaser prompt opportunity for review and comment with respect to any such returns required to be filed on or after the date of this Agreement.

(b) All Tax Returns of any Purchased Companies required to be filed after the Closing, and all Tax Returns of the Purchaser, shall be prepared and filed at the direction of the Tax Matters Member, subject to the provisions of the Operating LLC Agreement.

Section 7.04 Tax Cooperation and Exchange of Information. The Sellers, Purchaser and Fiat shall provide each other with such cooperation and information as any of them reasonably may request of the others in filing any Tax Return, amended Tax Return or claim for refund, determining a liability for Taxes or a right to a refund of Taxes or participating in or conducting any audit or other proceeding in respect of Taxes with respect to the Purchased Assets or Purchased Companies. The Sellers, Purchaser and Fiat shall make themselves (and their respective employees) reasonably available on a mutually convenient basis to provide such cooperation, including explanations of any documents or information provided under this Section 7.04. Notwithstanding anything to the contrary herein, Purchaser shall retain all Tax Returns, work papers and all material records or other documents in its possession (or in the possession of its Affiliates) relating to Tax matters for any taxable period that includes the date of the Closing and for all prior taxable periods until the expiration of the statute of limitations of the taxable periods to which such Tax Returns and other documents relate, without regard to extensions except to the extent notified by the other party in writing of such extensions for the respective Tax periods. Any information obtained under this Section 7.04 shall be kept confidential, except as may be otherwise necessary in connection with the filing of Tax Returns or claims for refund or in conducting an audit or other proceeding.

Section 7.05 Conveyance Taxes. Purchaser shall be liable for any and all Conveyance Taxes which become payable in connection with the transactions contemplated by this Agreement. Fiat, Purchaser and the Sellers agree to cooperate reasonably in the filing of any Tax Returns in respect of Conveyance Taxes, in the remittance of Conveyance Taxes, in the execution and delivery of all instruments and certificates necessary to comply with applicable Conveyance Taxes and to enable the parties to reduce and/or obtain refunds of the amount of Conveyance Taxes payable in connection with the transfers described in this Agreement.

Section 7.06 Tax Covenants. From the date of this Agreement to and including the Closing Date, except to the extent relating to an Excluded Asset or Excluded Liability, none of the Company and the Purchased Companies shall, without the prior written consent of the Purchaser (which consent shall not be unreasonably withheld, and shall not be withheld if not resulting in any Tax impact on Purchaser or any of the equity holders of Purchaser after the Closing Date), (a) make, change, or terminate any material Tax elections (including elections with respect to the use of Tax accounting methods) of any of the Purchased Companies, (b) settle any claim or assessment for Taxes that could be reasonably expected to result in adverse consequence on any of Fiat, Purchaser, or the Purchased Companies following the Closing Date, except to the extent that a party other than the Company or an Affiliate of the Company has full authority over the settlement of such claim or assessment pursuant to the terms of the Original Contribution Agreement, or, if entered into pursuant to Section 5.11, the Tax Settlement Agreement, (c) agree to an extension of the statute of limitations with respect to the assessment or collection of the Taxes of any of the Purchased Companies, or (d) make or surrender any claim for a refund of a material amount of the Taxes of any of the Purchased Companies, except to the extent required to surrender such refund to another party pursuant to the terms of the Original Contribution Agreement, or, if entered into pursuant to Section 5.11, the Tax Settlement Agreement.

Section 7.07 Miscellaneous. (a) For Tax purposes, the parties agree to treat any payment made by the Company under any indemnity provisions contained in this Agreement or for any breach of representations, warranties, covenants or agreements as reductions of the amounts paid by Purchaser under this Agreement.

(b) For purposes of this ARTICLE VII, all references to Fiat, Purchaser, the Sellers and Affiliates include successors and predecessors.

(c) Notwithstanding any provision in this Agreement to the contrary, the covenants and agreements of the parties contained in this ARTICLE VII shall survive until the expiration of the applicable statute of limitations for the relevant taxable period.

(d) Any Tax sharing agreement or arrangement (other than the Original Contribution Agreement or the Tax Settlement Agreement) between CGI, Daimler AG or any of their respective Affiliates (other than the Purchased Companies), on the one hand, and any of the Purchased Companies, on the other hand, shall be terminated as of the applicable Closing Date, and no payments shall be permitted to be made on or after the Closing Date.

Section 7.08 Purchase Price Allocation. The Purchaser and the Company shall as soon as practicable after the Closing work together in good faith to attempt to mutually agree on a statement allocating the purchase price among the Purchased Assets (the “Allocation Statement”) which statement shall be prepared in accordance with Section 1060 of the Code. If the parties both agree on the Allocation Statement within 90 days after the Closing (or such longer period as they may agree to in writing), then Purchaser and the Company shall file all Tax Returns (including Form 8594) consistent with, and shall take no tax position inconsistent with the Allocation Statement. If the Purchaser and the Company are unable to mutually agree on the Allocation Statement as provided in this Section 7.08, then the Purchaser and the Company shall have no obligation to be consistent with their respective reporting of allocations of the purchase price among the Purchased Assets.

Section 7.09 Pre-Paid Property Taxes. The Company shall be entitled to retain the value of, and Purchaser shall pay to the Company promptly after the Closing, the amount of any pre-paid real estate or personal property Taxes as of the Closing that relate to Purchased Assets and that are attributable to periods after the Closing.

ARTICLE VIII

CONDITIONS TO THE CLOSING

Section 8.01 Conditions to the Obligations of Sellers. The obligations of Sellers to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or written waiver, at or prior to the Closing, of each of the following conditions; provided, however, that in no event may any Seller waive the condition contained in Section 8.01(b) (as it relates to the Antitrust Laws in the United States), 8.01(i) or 8.01(m):

(a) Representations, Warranties and Covenants. (i) The representations and warranties of each of Fiat and Purchaser contained in this Agreement shall be true and correct on and as of the Closing Date with the same effect as though such representations and warranties had been made on and as of the Closing Date (except for representations and warranties that expressly speak only as of a specific date or time which need only be true and correct as of such date or time) except for such failures of representations and warranties to be true and correct (without giving effect to any materiality or Fiat Material Adverse Effect or Purchaser Material Adverse Effect qualification or standard contained in any such representations and warranties) which, individually or in the aggregate, have not had and would not be reasonably likely to have a Fiat Material Adverse Effect or a Purchaser Material Adverse Effect, as applicable, and (ii) the covenants and agreements contained in this Agreement to be complied with by Fiat or Purchaser on or before the Closing shall have been complied with in all material respects. The Company shall have received a certificate from each of Fiat and Purchaser signed by a duly authorized executive officer of such party with respect to the matters set forth in this Section 8.01(a).

(b) Governmental Approvals. All mandatory waiting periods (and any extensions thereof) prescribed by the Antitrust Laws of the United States, Canada, the European Union (or any relevant member states of the European Union), and Mexico shall have expired or been terminated; all other notices, reports and other filings required to be made by Fiat, Purchaser, the Company or any of their respective Affiliates with, and all other Permits required to be obtained by Fiat, Purchaser, the Company or any of their respective Affiliates from, any Governmental Entity of the United States, Canada, the European Union (or any relevant member states of the European Union), Mexico, or any other jurisdictions in which Fiat intends to file notification (with the exception of China, Japan, Macedonia, Russia, Serbia, Turkey and Ukraine) in connection with the execution and delivery of this Agreement and the consummation of the transaction contemplated by this Agreement shall have been made or obtained (as the case may be), and/or a decision approving the transaction or permitting closing in advance of a decision approving the transaction shall have been communicated to the notifying parties (as the case may be); provided that, if following the Target Closing Date, (i) such periods shall have expired or been terminated, or (ii) a decision approving the transaction or a decision permitting closing in advance of a decision approving the transaction, shall have been communicated to the notifying parties, with respect (in each case) to the United States, Canada, the European Union (or any relevant member states of the European Union), and Mexico, this condition shall be deemed to have been satisfied and the Closing shall occur with respect to such jurisdictions for which such periods have expired or been terminated or for which such a decision has been communicated (as the case may be), in accordance with Section 5.05(g).

(c) No Order. No Governmental Entity shall have enacted, issued, promulgated, enforced or entered any Law or Governmental Order (whether temporary, preliminary or permanent) that has the effect of making the transactions contemplated by this Agreement or the Transaction Agreements illegal or otherwise prohibiting the consummation of such transactions

(d) Consents. Fiat or Purchaser, as applicable, shall have (i) obtained all consents or approvals listed in Section 8.01(d)(i) of the Company Disclosure Letter and any other consent or approval of any Person whose consent or approval shall be required under any Contract as a result of the Transactions unless the failure to obtain such consent or approval, individually or in the aggregate, have not had and would not be reasonably likely to have a Fiat Material Adverse Effect or Purchaser Material Adverse Effect, as applicable, and (ii) sent all notices listed in Section 8.01(d)(ii) of the Company Disclosure Letter.

(e) [Reserved].

(f) [Reserved].

(g) U.S. Treasury Funding. The U.S. Treasury Loan Documents shall have been entered into on terms consistent with Section 8.01(g) of the Company Disclosure Letter and otherwise on terms and in a form reasonably satisfactory to Fiat, and the initial financing contemplated thereby shall have been provided to Purchaser at the Closing.

(h) Canada Loan Funding. The Canada Loan Documents shall have been entered into on terms consistent with Section 8.01(h) of the Company Disclosure Letter and otherwise on terms and in a form reasonably satisfactory to Fiat, and the initial financing contemplated thereby shall have been provided to Purchaser at the Closing.

(i) Collective Bargaining Agreement. The Collective Bargaining Agreement shall have been assumed by Purchaser and be in full force and effect.

(j) Master Industrial Agreement. The Master Industrial Agreement shall have been duly authorized, executed and delivered by all parties thereto (other than the Company).

(k) Sale Order. The Bankruptcy Court shall have entered the Sale Order and such Sale Order shall be in full force and effect as entered and shall not have been modified, vacated or subject to stay pending appeal or otherwise.

(l) Closing Deliveries. The Company shall have received the deliveries from Fiat and Purchaser required by Section 2.04 and Section 2.05.

(m) UAW Retiree Settlement Agreement. The UAW Retiree Settlement Agreement shall have been executed and delivered by the UAW and Purchaser, shall be in full force and effect and shall have been approved by the Bankruptcy Court as part of the Sale Order.

Section 8.02 Conditions to the Obligations of Fiat and Purchaser. The obligations of each of Fiat and Purchaser to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or written waiver, at or prior to the Closing, of each of the following conditions; provided, however, that in no event may Fiat or Purchaser waive the condition contained in Section 8.02(b) (with respect to the Antitrust Laws of the United States) or 8.02(d):

(a) Representations, Warranties and Covenants. The representations and warranties of the Company contained in this Agreement shall be true and correct on and as of the Closing Date with the same effect as though such representations and warranties had been made on and as of the Closing Date (except for representations and warranties that expressly speak only as of a specific date or time which need only be true and correct as of such date or time) except for such failures of representations and warranties to be true and correct (without giving effect to any materiality or Company Material Adverse Effect qualification or standard contained in any such representations and warranties) which, individually or in the aggregate, have not had and would not be reasonably likely to have a Company Material Adverse Effect. Fiat shall have received a certificate from the Company signed by a duly authorized executive officer with respect to the matters set forth in Section 8.02(a).

(b) Governmental Approvals. All mandatory waiting periods (and any extensions thereof) prescribed by the Antitrust Laws of the United States, Canada, the European Union (or any relevant member states of the European Union), and Mexico shall have expired or been terminated; all other notices, reports and other filings required to be made by Fiat, Purchaser, the Company or any of their respective Affiliates with, and all other Permits required to be obtained by Fiat, Purchaser, the Company or any of their respective Affiliates from, any Governmental Entity of the United States, Canada, the European Union (or any relevant member states of the European Union), Mexico, or any other jurisdictions in which Fiat intends to file notification (with the exception of China, Japan, Macedonia, Russia, Serbia, Turkey and Ukraine) in connection with the execution and delivery of this Agreement and the consummation of the transaction contemplated by this Agreement shall have been made or obtained (as the case may be), and/or a decision approving the transaction or permitting closing in advance of a decision approving the transaction shall have been communicated to the notifying parties (as the case may be); provided that, if following the Target Closing Date, (i) such periods shall have expired or been terminated, or (ii) a decision approving the transaction or a decision permitting closing in advance of a decision approving the transaction, shall have been communicated to the notifying parties, with respect (in each case) to the United States, Canada, the European Union (or any relevant member states of the European Union), and Mexico, this condition shall be deemed to have been satisfied and the Closing shall occur with respect to such jurisdictions for which such periods have expired or been terminated or for which such a decision has been communicated (as the case may be), in accordance with Section 5.05(g).

(c) No Order. No Governmental Entity shall have enacted, issued, promulgated, enforced or entered any Law or Governmental Order (whether temporary, preliminary or permanent) that has the effect of making the transactions contemplated by this Agreement or the Transaction Agreements illegal or otherwise prohibiting the consummation of such transactions.

(d) UAW Retiree Settlement Agreement. The UAW Retiree Settlement Agreement shall have been executed and delivered by the UAW, shall be in full force and effect and shall have been approved by the Bankruptcy Court as part of the Sale Order.

(e) Material Adverse Effect. From the date hereof until the Closing, there has been no Company Material Adverse Effect.

(f) Resolutions. Fiat shall have received on the Closing Date a certificate signed on behalf of the Company by a duly authorized executive officer of the Company certifying a true and correct copy of the resolutions of the Board of Managers of the Company approving the Restructuring Transactions and the other Transactions.

(g) [Reserved].

(h) [Reserved].

(i) [Reserved].

(j) [Reserved].

(k) [Reserved].

(l) U.S. Treasury Funding. The U.S. Treasury Loan Documents shall have been entered into on terms consistent with Section 8.01(g) of the Company Disclosure Letter and otherwise on terms and in a form reasonably satisfactory to Fiat, and the initial financing contemplated thereby shall have been provided to Purchaser at the Closing.

(m) Canada Loan Funding. The Canada Loan Documents shall have been entered into on terms consistent with Section 8.01(h) of the Company Disclosure Letter and otherwise on terms and in a form reasonably satisfactory to Fiat, and the initial financing contemplated thereby shall have been provided to Purchaser at the Closing.

(n) [Reserved].

(o) Necessary Consents. Except to the extent such failure to assign would not, individually or in the aggregate have a Company Material Adverse Effect, the Sellers shall have obtained all Necessary Consents to effect the assignment or transfer of Purchased Assets.

(p) Master Industrial Agreement. The Master Industrial Agreement shall have been duly authorized, executed and delivered by all parties thereto (other than Fiat and Purchaser).

(q) Sale Order. The Bankruptcy Court shall have entered the Sale Order and such Sale Order shall be in full force and effect as so entered and shall not have been modified, vacated, or subject to stay pending appeal or otherwise.

(r) Closing Deliveries. Fiat shall have received the deliveries from the Company required by Section 2.03.

ARTICLE IX

INDEMNIFICATION RESULT

Section 9.01 Survival of Representations and Warranties. None of the representations and warranties contained in this Agreement or in the certificates delivered pursuant to Section 8.01(a) and Section 8.02(a) shall survive the Closing other than (a) the representations and warranties made pursuant to Section 3.01, Section 3.02, Section 3.04, Section 4.01, Section 4.02, Section 4A.01, Section 4A.02, Section 4A.05 and Section 4A.06 (the “Fundamental Representations”), which shall survive until the Administrative Bar Date, and (b) and the representations and warranties made pursuant to Section 3.16 shall survive until the later of 90 days after the expiration of the applicable statutes of limitations for the Taxes in question (taking into account any extensions or waivers thereof); provided, that any claims made with reasonable specificity by the party seeking to be indemnified within the time periods set forth in this Section 9.01 shall survive until such claims are finally and fully resolved. All covenants and agreements contained herein shall terminate at the Closing, except for those covenants and agreements that by their terms are to be performed in whole or in part after the Closing, which shall remain in full force and effect until performed in accordance with their terms, and ARTICLE VII, which shall survive indefinitely.

Section 9.02 Indemnification by the Company. The Purchaser and its equity holders, officers, directors, employees, agents, successors and assigns (each, a “Fiat Indemnified Party”) shall be indemnified and held harmless by the Company for and against all losses, damages, claims, costs and expenses, interest, awards, judgments and penalties (including reasonable attorneys’ and consultants’ fees and expenses) suffered or incurred by them (hereinafter, a “Loss”), arising out of or resulting from (i) the breach of any Fundamental Representation or representation in Section 3.16 made by the Company contained in this Agreement, or (ii) the breach of any covenant or agreement by the Company contained in Article VII; provided, however, no such indemnity shall apply to a breach of the fourth sentence of Section 3.02 to the extent such representation is related to the outstanding stock or other equity interests of Purchased Entities that are subject to the Sale Order. Notwithstanding anything to the contrary contained in this Agreement, solely for purposes of this Article IX, the determination of whether there has been any breach of any representation in Section 3.16 made by the Company shall be determined without regard to any materiality, Company Material Adverse Effect, standard or qualification set forth therein.

Section 9.03 Indemnification by Fiat and the Purchaser. The Company and its Affiliates, officers, directors, employees, agents, successors and assigns (each, a “Company Indemnified Party”) shall be indemnified and held harmless by Fiat or the Purchaser, as the case may be, for and against any and all Losses arising out of or resulting from the breach of any Fundamental Representations made by Fiat or Purchaser contained in this Agreement.

Section 9.04 Limits on Indemnification. (a) No claim may be asserted nor may any Action be commenced against any party for breach of any representation, warranty, covenant or agreement contained herein, unless written notice of such claim or action is received by such party describing in reasonable detail, to the extent known to such party, the facts and circumstances with respect to the subject matter of such claim or Action.

(b) Notwithstanding anything to the contrary contained in this Agreement, except with respect to claims based on fraud, intentional misrepresentation or willful breach: (i) an Indemnifying Party shall not be liable for any claim for indemnification pursuant to Section 9.02 or Section 9.03, unless and until the aggregate amount of indemnifiable Losses that may be recovered from the Indemnifying Party equals or exceeds $25 million, after which the Indemnifying Party shall be liable for all indemnifiable Losses incurred, (ii) no Losses may be claimed under Section 9.02 or Section 9.03 by any Indemnified Parties or shall be reimbursable by or shall be included in calculating the aggregate Losses set forth in clause (i) above other than Losses in excess of $5 million resulting from any single claim or aggregated claims arising out of the same facts, events or circumstances, and (iii) no party hereto shall have any liability under any provision of this Agreement for any punitive, incidental, or consequential (including any measure of Losses that would result from the application of a multiplier) damages relating to the breach or alleged breach of this Agreement (except to the extent such damages are payable in connection with a Third Party Claim).

(c) For all purposes of this ARTICLE IX, “Losses” shall be calculated net of any actual insurance recoveries paid to the Indemnified Party or its Affiliates in connection with the facts giving rise to the right of indemnification through insurance policies of the Company and the Company Subsidiaries.

(d) Notwithstanding anything to the contrary contained in this Agreement, solely for purposes of this ARTICLE IX, (1) the determination of whether there has been any breach of any representation or warranty contained in ARTICLE III, ARTICLE IV or ARTICLE IV-A of this Agreement shall be determined without regard to any materiality, Company Material Adverse Effect, Purchaser Material Adverse Effect or Fiat Material Adverse Effect standard or qualification set forth therein and (2) the determination of the amount of any Losses for which an Indemnified Party shall be entitled to indemnification under this ARTICLE IX by reason of any such breach referred to in clause (1) shall be determined without regard to any materiality, Company Material Adverse Effect, Purchaser Material Adverse Effect or Fiat Material Adverse Effect standard or qualification set forth therein.

(e) Notwithstanding anything to the contrary contained in this Agreement, the Company’s liability for a claim of indemnification based on a breach of a representation in Section 3.16 shall not exceed the aggregate amount of refunds of Taxes (including interest thereon) received by the Sellers after the Closing Date, other than refunds required to be paid to the other parties pursuant to the terms of the original Contribution Agreement, or if entered into pursuant to Section 5.11, the Tax Settlement Agreement.

Section 9.05 Notice of Loss; Third Party Claims. (a) An Indemnified Party shall give the Indemnifying Party notice, in accordance with Section 11.01, of any matter which an Indemnified Party has determined has given or could give rise to a right of indemnification under this Agreement, stating the amount of the Loss, if known, and method of computation thereof, and containing a reference to the provisions of this Agreement in respect of which such right of indemnification is claimed or arises.

(b) If an Indemnified Party shall receive notice of any Action, audit, claim, demand or assessment (each, a “Third Party Claim”) against it which may give rise to a claim for Loss under this ARTICLE IX, within 30 days of the receipt of such notice, the Indemnified Party shall give the Indemnifying Party notice of such Third Party Claim; provided, however, that the failure to provide such notice shall not release the Indemnifying Party from any of its obligations under this ARTICLE IX, except to the extent that such failure results in a material detriment to the Indemnifying Party and shall not relieve the Indemnifying Party from any other Liability that it may have to any Indemnified Party other than under this ARTICLE IX. The Indemnifying Party shall be entitled to assume and control the defense of such Third Party Claim at its expense and through counsel of its choice if it gives notice of its intention to do so to the Indemnified Party within 30 days of the receipt of such notice from the Indemnified Party; provided, however, that, if there exists or there is reasonably likely to exist a conflict of interest that would make it inappropriate, in the reasonable judgment of the Indemnified Party, after consultation with counsel, for the same counsel to represent both the Indemnified Party and the Indemnifying Party, then the Indemnified Party shall be entitled to retain its own counsel at the expense of the Indemnifying Party, and shall be entitled to retain local counsel at the expense of the Indemnifying Party in any relevant jurisdiction, with the consent of the Indemnifying Party (not to be unreasonably withheld or delayed). If the Indemnifying Party elects to undertake any such defense against a Third Party Claim, the Indemnified Party may participate in such defense at its own expense. The Indemnified Party shall cooperate with the Indemnifying Party in such defense and make available to the Indemnifying Party, at the Indemnifying Party’s expense, all witnesses, pertinent records, materials and information in the Indemnified Party’s possession or under the Indemnified Party’s control relating thereto as is reasonably required by the Indemnifying Party. Similarly, in the event the Indemnified Party is conducting the defense against any such Third Party Claim, the Indemnifying Party shall cooperate with the Indemnified Party in such defense and make available to the Indemnified Party, at the Indemnifying Party’s expense, all such witnesses, pertinent records, materials and information in the Indemnifying Party’s possession or under the Indemnifying Party’s control relating thereto as is reasonably required by the Indemnified Party. If the Indemnifying Party elects to direct the defense of any such claim or proceeding, the Indemnified Party shall not pay, or permit to be paid, any part of such Third Party Claim unless the Indemnifying Party consents in writing to such payment or unless the Indemnifying Party withdraws from the defense of such Third Party Claim or unless a final judgment from which no appeal may be taken by or on behalf of the Indemnifying Party is entered against the Indemnified Party for such Third Party Claim. No Third Party Claim may be settled prior to a final judgment thereon and no appeal may be foregone by any party conducting the defense against such Third Party Claim pursuant to this Section 9.05 without the prior written consent of the Indemnified Party (which consent shall not be unreasonably withheld or delayed), unless the Indemnified Party and its Affiliates are released in full in connection with such settlement.

Section 9.06 Remedies. Each party hereto acknowledges and agrees that (a) following the Closing, the indemnification provisions of Section 9.02 and Section 9.03 shall be the sole and exclusive remedies for any breach of the representations and warranties in this Agreement, and (b) anything herein to the contrary notwithstanding, no breach of any representation, warranty, covenant or agreement contained herein of any of the parties shall give rise to any right of any party hereto, after the consummation of the transactions contemplated by this Agreement, to rescind this Agreement or any of the transactions contemplated hereby. Each party, after becoming aware of any event which could reasonably be expected to give rise to any Losses that have or could give rise to a right of such party to indemnification under this ARTICLE IX, shall take all commercially reasonable steps to mitigate such Losses.

ARTICLE X

TERMINATION, AMENDMENT AND WAIVER

Section 10.01 Termination. This Agreement shall be terminated at any time prior to the Closing Date, notwithstanding any requisite approval of this Agreement, as follows:

(a) automatically, if the U.S. Treasury Loan Documents (or binding commitment letters and term sheets in respect thereof) have not been executed and delivered by the US Treasury in the form presented prior to the date hereof by May 18, 2009, or if the Canada Loan Documents (or binding commitment letters and term sheets in respect thereof) have not been executed and delivered by Export Development Canada in the form presented prior to the date hereof by May 18, 2009, in each case unless Fiat agrees in writing to extend such date;

(b) by mutual written consent of each of the Company and Fiat;

(c) automatically, if the Closing Date shall not have occurred on or before June 15, 2009 (the “End Date”); provided that termination shall not occur automatically if either the Company or Fiat elects in its sole discretion to extend the End Date by 30 days if such party has not obtained the authorizations, consents, orders and approvals of Governmental Entities required pursuant to Section 5.05(a) and Section 5.05(b) and all other conditions to Closing have been or are capable of being timely satisfied;

(d) by the Company, upon a breach of any representation, warranty, covenant or agreement on the part of Fiat or Purchaser set forth in this Agreement, or if any representation or warranty of Fiat or Purchaser shall have become untrue, in either case such that the conditions set forth in Section 8.01 are not capable of being satisfied on or before the End Date; provided, that the Company shall not have the right to terminate this Agreement if the Company is then in material breach of any of its representations, warranties or covenants contained in this Agreement;

(e) by Fiat, upon a breach of any representation, warranty, covenant or agreement on the part of the Sellers set forth in this Agreement, or if any representation or warranty of the Sellers shall have become untrue, in either case such that the conditions set forth in Section 8.02 are not capable of being satisfied on or before the End Date; provided, that Fiat shall not have the right to terminate this Agreement if Fiat or Purchaser is then in material breach of any of its representations, warranties or covenants contained in this Agreement; or

(f) by either Fiat or the Company, if any Governmental Entity shall have issued a Governmental Order or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement, and such Governmental Order or other action shall have become final and nonappealable.

(g) automatically, if any Selling Group Member shall enter into a Contract with respect to a Competing Transaction or if the Bankruptcy Court shall enter an order approving a Competing Transaction;

(h) automatically, if the Sellers consummate a Competing Transaction;

(i) by Fiat, if the Sellers do not file the Petitions and the Sale Motion with the Bankruptcy Court on or before May 5, 2009;

(j) automatically, if the Bidding Procedure Order is not entered by May 15, 2009, unless Fiat agrees in writing to extend such date or if, after the Bidding Procedures Order is entered, the Sale Order authorizing this Agreement is not entered by the End Date unless Fiat agrees in writing to extend that date; or

(k) automatically at 11:59 pm on the third business day (or such later time to which Fiat may consent to extend such date in writing) after the Debtors file any notice of designation of a Lead Bid and/or Secondary Bid with the Bankruptcy Court (as such terms as defined in the Bid Procedures Order), unless either of the following has occurred prior to the end of such period:

(i) the Debtors shall have filed a notice with the Court prior to such time stating that the Debtors have rejected any and all Lead Bids and/or Secondary Bids; or

(ii) the condition in Section 8.02(q) has been fulfilled.

Section 10.02 Effect of Termination; Break-Up Fee. (a) In the event of termination of this Agreement pursuant to Section 10.01 hereof, except for Section 5.04, Section 10.02 and ARTICLE XI, which shall survive any such termination, this Agreement shall forthwith become void and there shall be no liability under this Agreement on the part of any party hereto or any of their respective officers or directors and all rights and obligations of each party hereto shall cease; provided, however, that nothing herein shall relieve any party from liability for any material breach.

(b) In the event that that a Person other than Purchaser is selected as the Successful Bidder (as defined in the Bidding Procedures Order), then the Company shall pay to Fiat or an entity designated by Fiat, upon termination of this Agreement, a fee (the “Break-Up Fee”) of $35 million by wire transfer of immediately available funds to an account designated by Fiat.

Section 10.03 Amendment. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

Section 10.04 Waiver. At any time, any party hereto may (a) extend the time for the performance of any obligation or other act of any other party hereto, (b) waive any inaccuracy in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any agreement or condition contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.

ARTICLE XI

GENERAL PROVISIONS

Section 11.01 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person or by facsimile and confirmed by overnight courier service to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 11.01):

if to Fiat (or Purchaser on or prior to the Closing Date):

Fiat S.p.A.

Via Nizza n. 250

10125 Torino

Italy

Attention: Chief Executive Officer

with a copy to:

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

United States of America

Attention: Scott D. Miller

Fax: +1 (212) 558-3588

if to the Company or any other Selling Group Member:

Chrysler LLC (or, if after the Closing Date, to the Company’s new name adopted pursuant to Section 5.19(a))

1000 Chrysler Drive

Auburn Hills, MI 48326

United States of America

Attention: Chief Executive Officer

Fax: +1 (248) 512-1771

with a copy to:

Schulte Roth & Zabel LLP

919 Third Avenue

New York, NY 10022

United States of America

Attention: Marc Weingarten

                  Richard A. Presutti

Tel: +1 (212) 756-2000

Fax: +1 (212) 593-5955

if to Purchaser after the Closing Date:

Chrysler LLC

1000 Chrysler Drive

Auburn Hills, MI 48326

United States of America

Attention: Chief Executive

Officer Fax: +1 (248) 512-1771

with a copy to the other parties and any Person required to be copied on notice to such other parties at the addresses set forth above.

Section 11.02 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement are not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

Section 11.03 Entire Agreement; Assignment. This Agreement (together with all Exhibits hereto, Company Disclosure Letters and Fiat Disclosure Letters), the other Transaction Agreements and the Alliance Agreements constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof. Neither this Agreement nor any of the rights, obligations hereunder shall be assigned (except by operation of Law or to a successor-in-interest in connection with the transfer of all or substantially all of a party’s business to a Person which assumes all of its obligations hereunder).

Section 11.04 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and their respective permitted successors and assigns; provided, that for all purposes the VEBA Trust, the UAW, US Treasury and Canada shall be express third-party beneficiaries of this Agreement. Subject to the preceding sentence, nothing herein, express or implied (including the provisions of ARTICLE IX relating to indemnified parties), is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever, including any rights of employment for any specified period, under or by reason of this Agreement. Notwithstanding anything contained in this Agreement or any other Transaction Agreement to the contrary, the Sellers’ obligations under this Agreement and the other Transaction Agreements to which any of them is a party are subject to the entry of an order by the Bankruptcy Court of this Agreement or such other Transaction Agreement, as the case may be. Upon the entry of an order approving this Agreement or any other Transaction Agreement by the Bankruptcy Court, all amounts payable by any Seller under this Agreement, whether pursuant to ARTICLE VII, ARTICLE IX, Section 10.02 or otherwise shall constitute an administrative expense of the estate of such Seller, allowed under Section 5.03(b) of the Bankruptcy Code., and with the priority established by Section 5.07(a)(2) of the Bankruptcy Code.

Section 11.05 Expenses. Except as otherwise specified in this Agreement (including Section 10.02), all costs and expenses, including fees and disbursements of counsel, financial advisors and accountants incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be borne by the party incurring such costs and expenses, whether or not the Closing shall have occurred. Purchaser shall only be responsible for its own costs and expenses and shall not be responsible for the costs and expenses of any other party.

Section 11.06 Public Announcements. No party to this Agreement shall make, or cause to be made, any press release or public announcement in respect of this Agreement or the transactions contemplated by this Agreement, any other Transaction Agreement, or otherwise communicate with any news media without the prior written consent of Fiat and the Company unless otherwise required by Law or applicable stock exchange regulation (in which case the disclosing party shall give the other parties reasonable prior notice under the circumstances of the proposed timing and contents of the disclosure required to be made thereunder and reasonable opportunity to comment), and the parties to this Agreement shall cooperate as to the timing and contents of any such press release, public announcement or communication.

Section 11.07 Currency. Unless otherwise specified in this Agreement, all references to currency, monetary values and dollars set forth herein shall mean United States (U.S.) dollars and all payments hereunder shall be made in United States dollars.

Section 11.08 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York (subject to any mandatory provisions of the LLC Act), excluding (to the extent permissible by law) any rule of law that would cause the application of the laws of a jurisdiction other than the State of New York.

Section 11.09 Consent to Jurisdiction.

(a) Without limiting any party’s right to appeal any order of the Bankruptcy Court, each party hereby irrevocably (1) submits to the exclusive jurisdiction of the Bankruptcy Court, for the purpose of any action or proceeding arising out of or relating to this Agreement, and (2) each party hereto hereby irrevocably agrees that all claims in respect to such action or proceeding may be heard and determined exclusively in the Bankruptcy Court and (3)

agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from the Bankruptcy Court, including a motion to dismiss on the groups of forum non conveniens. Each of the parties hereto agrees that a final judgment in any action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law; provided, however, that if the Bankruptcy Case has closed, the parties agree to unconditionally and irrevocably submit to the exclusive jurisdiction of the United States District Court for the Southern District of New York sitting in New York County for the resolution of any such claim or dispute.

(b) Each of the parties hereto irrevocably consents to the service of the summons and complaint and any other process in any action or proceeding relating to the transactions contemplated by this Agreement, on behalf of itself or its property, by personal delivery of copies of such process to such party. Such service shall be in lieu of any other potentially applicable requirement of service, including, without limitation, the Hague Convention on the Service Abroad of Judicial and Extra-Judicial Documents in Civil or Commercial Matters. Nothing in this Section 11.09 shall affect the right of any party to serve legal process in any other manner permitted by law.

Section 11.10 Counterparts. This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

Section 11.11 WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF ANY PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF.

Section 11.12 Interpretation. In this Agreement, unless the context otherwise requires, references:

(a) to the Recitals, Articles, Sections, Exhibits or Schedules are to a Recital, Article or Section of, or Exhibit or Schedule to, this Agreement;

(b) to any agreement (including this Agreement), contract, statute or regulation are to the agreement, contract, statute or regulation as amended, modified, supplemented or replaced from time to time, and to any section of any statute or regulation are to any successor to the section;

(c) to any Governmental Entity include any successor to that Governmental Entity;

(d) to this Agreement are to this Agreement and the exhibits and schedules to it, taken as a whole;

(e) the table of contents and headings contained herein are for reference purposes only and do not limit or otherwise affect any of the provisions of this Agreement;

(f) whenever the words “include,” “includes” or “including” are used in this Agreement, they will be deemed to be followed by the words “without limitation”;

(g) whenever the words “herein” or “hereunder” are used in this Agreement, they will be deemed to refer to this Agreement as a whole and not to any specific Section, unless otherwise indicated;

(h) the terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa;

(i) the terms “dollars” and “$” shall mean dollars of the United States of America; and

(j) (i) this Agreement is the result of negotiations between the parties hereto and shall not be deemed or construed as having been drafted by any one party, (ii) each of the parties hereto and its counsel have reviewed and negotiated the terms and provisions of this Agreement and have contributed to its preparation, (iii) the rule of construction to the effect that any ambiguities are resolved against the drafting party shall not be employed in the interpretation of this Agreement, and (iv) the terms and provisions of this Agreement shall be construed fairly as to all parties hereto and not in favor of or against any party, regardless of which party was generally responsible for the preparation of this Agreement.

Section 11.13 Non-Recourse. No past, present or future director, officer, employee, incorporator, member, partner or equity holder of Sellers, Purchaser or Fiat shall have any liability for any obligations or liabilities of Sellers, Purchaser or Fiat under this Agreement or any agreement entered into in connection herewith of or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby and thereby, other than liability of Daimler AG or an Affiliate of Daimler AG.

***REMAINDER OF PAGE INTENTIONALLY LEFT BLANK; SIGNATURE PAGES FOLLOW***

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

FIAT S.p.A.

By:	/s/ Sergio Marchionne
Name: Sergio Marchionne
Title: Chief Executive Officer

NEW CARCO ACQUISITION LLC

By:	FIAT GROUP AUTOMOBILES, S.p.A., as Sole Member

By:	/s/ Sergio Marchionne
Name: Sergio Marchionne
Title: Chief Executive Officer

[Signature Page to Master Transaction Agreement]

CHRYSLER LLC

By:	/s/ Jan A. Bertsch
Name: Jan A. Bertsch
Title: Senior Vice President and Treasurer

CHRYSLER AVIATION INC.

By:	/s/ Jan A. Bertsch
Name: Jan A. Bertsch
Title: Senior Vice President and Treasurer

CHRYSLER INTERNATIONAL CORPORATION

By:	/s/ Jan A. Bertsch
Name: Jan A. Bertsch
Title: Senior Vice President and Treasurer

[Signature Page to Master Transaction Agreement]

CHRYSLER INTERNATIONAL LIMITED, L.L.C.
By:	CHRYSLER INTERNATIONAL CORPORATION, as Member

By:	/s/ Jan A. Bertsch
Name: Jan A. Bertsch
Title: Senior Vice President and Treasurer

CHRYSLER INTERNATIONAL SERVICES, S.A.

By:	/s/ Jan A. Bertsch
Name: Jan A. Bertsch
Title: Senior Vice President and Treasurer

CHRYSLER MOTORS LLC

By:	/s/ Jan A. Bertsch
Name: Jan A. Bertsch
Title: Senior Vice President and Treasurer

[Signature Page to Master Transaction Agreement]

CHRYSLER REALTY COMPANY LLC

By:	/s/ Jan A. Bertsch
Name: Jan A. Bertsch
Title: Senior Vice President and Treasurer

CHRYSLER SERVICE CONTRACTS FLORIDA, INC.

By:	/s/ Byron Babbish
Name: Byron Babbish
Title: Assistant Secretary

CHRYSLER SERVICE CONTRACTS INC.

By:	/s/ Byron Babbish
Name: Byron Babbish
Title: Assistant Secretary

[Signature Page to Master Transaction Agreement]

CHRYSLER TECHNOLOGIES MIDDLE EAST LTD.

By:	/s/ Jan A. Bertsch
Name: Jan A. Bertsch
Title: Senior Vice President

CHRYSLER TRANSPORT, INC.

By:	/s/ Jan A. Bertsch
Name: Jan A. Bertsch
Title: Senior Vice President and Treasurer

CHRYSLER VANS LLC

By:	/s/ Jan A. Bertsch
Name: Jan A. Bertsch
Title: Senior Vice President and Treasurer

[Signature Page to Master Transaction Agreement]

DCC 929, INC.

By:	/s/ Jan A. Bertsch
Name: Jan A. Bertsch
Title: Senior Vice President and Treasurer

DEALER CAPITAL, INC.

By:	/s/ Byron Babbish
Name: Byron Babbish
Title: Assistant Secretary

GLOBAL ELECTRIC MOTORCARS, LLC

By:	/s/ Byron Babbish
Name: Byron Babbish
Title: Assistant Secretary

[Signature Page to Master Transaction Agreement]

NEV MOBILE SERVICE, LLC

By:	/s/ Holly Leese
Name: Holly Leese
Title: Assistant Secretary

NEV SERVICE, LLC

By:	/s/ Holly Leese
Name: Holly Leese
Title: Assistant Secretary

PEAPOD MOBILITY LLC

By:	/s/ Byron Babbish
Name: Byron Babbish
Title: Assistant Secretary

[Signature Page to Master Transaction Agreement]

TPF ASSET, LLC

By:	/s/ Jan A. Bertsch
Name: Jan A. Bertsch
Title: Senior Vice President and Treasurer

TPF NOTE, LLC

By:	/s/ Jan A. Bertsch
Name: Jan A. Bertsch
Title: President and Treasurer

UTILITY ASSETS LLC

By:	/s/ Jan A. Bertsch
Name: Jan A. Bertsch
Title: Senior Vice President and Treasurer

[Signature Page to Master Transaction Agreement]

CHRYSLER DUTCH HOLDING LLC

By:	/s/ Jan A. Bertsch
Name: Jan A. Bertsch
Title: Senior Vice President and Treasurer

CHRYSLER DUTCH INVESTMENT LLC

By:	/s/ Jan A. Bertsch
Name: Jan A. Bertsch
Title: Senior Vice President and Treasurer

CHRYSLER DUTCH OPERATING GROUP LLC

By:	/s/ Jan A. Bertsch
Name: Jan A. Bertsch
Title: Senior Vice President and Treasurer

[Signature Page to Master Transaction Agreement]

CHRYSLER INSTITUTE OF ENGINEERING

By:	/s/ Jan A. Bertsch
Name: Jan A. Bertsch
Title: Senior Vice President and Treasurer

[Signature Page to Master Transaction Agreement]

DEFINITIONS ADDENDUM

DEFINED TERMS

“Accounting Principles” means GAAP applied on a basis consistent with the accounting principles, methods and policies used by the Company and the Company Subsidiaries, which principles, methods and policies are set forth on Section 1.01 of the Company Disclosure Letter (provided, that in the event of a conflict between GAAP and such accounting principles, methods and policies, GAAP shall prevail).

“Action” means any claim, action, suit, arbitration, inquiry or proceeding.

“Administrative Bar Date” means the date set by the Bankruptcy Court as the last day upon which administrative expense claims may be filed in the Bankruptcy Case.

“Affiliate” of any Person means another Person that directly or indirectly (including through one or more intermediaries) controls, is controlled by, or is under common control with, such first Person, where “control” means the possession, directly or indirectly, of the power to direct the management and policies of a Person, whether through the ownership of voting securities, by Contract or otherwise. For purposes of this definition, Purchaser shall not be an “Affiliate” of any Selling Group Member or Fiat.

“Affiliate Contract” means a Contract between the Company or a Subsidiary thereof, on the one hand, and an Affiliate of the Company (including any Financial Services Companies), on the other hand.

“Alliance Agreements” means the (A) Master Industrial Agreement, (B) Operating LLC Agreement, and (C) Shareholder Agreement, including any related annexes or term sheets relating to each of the foregoing, as the case may be.

“Antitrust Laws” shall mean the Sherman Act, the Clayton Act, the HSR Act, the EC Merger Regulation, the Canadian Investment Regulations, the Mexican Federal Law on Economic Competition, in each case as amended, and all other federal, provincial, state and foreign statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other Laws that (a) are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or the lessening of competition through merger or acquisition or (b) involve foreign investment review by Governmental Entities.

“Arms-Length Basis” means a transaction between two Persons that is carried out on terms no less favorable than the terms on which the transaction would be carried out by unrelated or unaffiliated parties, acting as a willing buyer and a willing seller, each acting in his own self-interest.

“Auburn Hills Agreement” means the Auburn Hills Agreement to be executed on or prior to the Closing, consistent with the form of agreement attached hereto as Exhibit C.

“Bankruptcy Case” means, collectively, the bankruptcy cases initiated by the filing of the Petitions.

“Bankruptcy-Related Fees” means any fees and expenses (including out of pocket expenses) incurred by or otherwise due from (whether or not billed) a Selling Group Member or any Subsidiary of a Selling Group Member related to the Bankruptcy Case, and regardless of when incurred or accrued, including the fees and expenses for any of the following: (i) counsel for the Company or any of its controlled Affiliates; (ii) financial advisors to the Company or any of its controlled Affiliates; (iii) counsel for the Committee of Unsecured Creditors; (iv) consultants, financial advisors, and/or accountants for the Committee of Unsecured Creditors; (v) any claims, noticing, and/or balloting agent or agents; (vii) any professional retained in the Bankruptcy Case; and (viii) the members of the Committee of Unsecured Creditors. For the avoidance of doubt, Bankruptcy-Related Fees do not include any fees and expenses incurred by Purchaser.

“Bidding Procedures Order” means an order of the Bankruptcy Court that is in form and substance reasonably acceptable to Fiat, US Treasury, Canada and the UAW that, among other things, finds, authorizes, directs and provides for (i) a sale process to approve this Agreement and the sale and assignment to Purchaser of the Purchased Assets and the Assumed Agreements or to such person (the “Successful Bidder”) as may submit and have accepted a higher and better qualified overbid submitted and accepted in accordance with the Bidding Procedures Order; (ii) the scheduling of a hearing to approve the foregoing and enter the Sale Order by no later than May 28, 2009 or such later date as may be agreed to by Purchaser in writing; (iii) the approval and authorization of the form, scope, timing and sufficiency of notice to all interested parties (including retirees, governmental entities and regulatory agencies, creditors, and counterparties to Assumed Agreements) and of publication notice of the hearing and of the bidding procedures and the procedures for the assumption and assignment of Assumed Contracts and request for approval of the Sale Order; (iv) the authorization and direction to the Sellers to comply with their obligations and undertakings in Articles V, VI and VII of this Agreement; (v) the establishment of criteria for a qualifying overbid, including (A) that the overbid includes an assumption of the UAW Active Labor Modifications and the GMAC Master AutoFinance Agreement, and execution of the UAW Retiree Settlement Agreement and (B) the requirement that the cash portion of such overbid exceed the cash portion of the Purchaser’s bid by at least 5% (the “Minimum Initial Overbid Amount”) and be accompanied by an executed Purchase Agreement substantially similar to this Agreement and a good faith 10% deposit, forfeitable if the overbid is approved and the overbidder fails to close; (vi) the approval of payment of the Break-Up Fee to Fiat in accordance with Section 10.02(b); and containing such other terms and conditions as may be acceptable to Fiat and the Sellers.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by Law to be closed in Torino, Italy or the City of New York.

“Business Plan” means the Business Plan that is included as part of the Final Joint Restructuring Plan.

“Canada” means the Canada Development Investment Corporation.

“Canada Loan Documents” means the Canada Loan Documents, substantially in the form attached hereto as Exhibit M.

“CGI Indemnity Assignment Agreement” means the indemnity assignment agreement to be executed by CGI and the Company substantially in the form of Exhibit D.

“Chrysler Name” means “Chrysler”, either alone or in combination with other words, graphics or designs, including all rights in said term as a trade name, trade mark, corporate name, service mark and domain name, and any confusingly similar variation, derivative or translation thereof.

“Class A Membership Interest” has the meaning set forth in the Operating LLC Agreement.

“Class B Membership Interest” has the meaning set forth in the Operating LLC Agreement.

“Closing Date VEBA Note” means the note to be issued by Purchaser to VEBA under the related indenture.

“Code” means the Internal Revenue Code of 1986, as amended through the date hereof.

“Collective Bargaining Agreement” means any written or oral agreement, understanding or mutually recognized past practice between the Company or any Company Subsidiary, and any labor organization with respect to the Company Employees, including, without limitation, the UAW Active Labor Modifications, but excluding the Company’s agreement to provide certain retiree medical benefits specified in the Memorandum of Understanding Post-Retirement Medical Care, dated October 12, 2007, between the Company and the UAW, the Settlement Agreement, dated March 30, 2008, between the Company and the UAW, as well as the Memorandum of Understanding Post-Retirement Medical Care, dated April 29, 2009, between the Company and the UAW.

“Company Disclosure Letter” means the schedule dated as of the date of this Agreement delivered by the Company to Fiat.

“Company Employees” means (a) each employee, officer or director of the Company or any Company Subsidiary (including (i) any current, former or retired employees or directors, (ii) employees or officers on long or short term disability, military or other leave of absence and (iii) employees on layoff status or with recall rights); (b) each consultant or other service provider of the Company or any Company Subsidiary who is a former employee, officer or director of the Company or any Company Subsidiary; and (c) each individual recognized under any Collective Bargaining Agreement as being employed by or having rights to employment by the Company or any Company Subsidiary. For the avoidance of doubt, Company Employees include all employees, whether or not Transferred Employees.

“Company IT Systems” means all IT Systems which are used or held for use in connection with the operation of the Company Business.

“Company Material Adverse Effect” means (a) a material adverse effect on the Purchased Assets or Assumed Liabilities, or the business, financial condition or results of operations of the Company Business (excluding for the avoidance of doubt, the Excluded Assets and Excluded Liabilities), taken as a whole or (b) any event that prevents or materially delays, or would be reasonably expected to prevent or materially delay, consummation by the Company or any Company Subsidiary, as applicable, of the Transactions or the performance by the Company or any Company Subsidiary of any of its material obligations under the Transaction Agreements and the Alliance Agreements; provided, that none of the effects or consequences of the following shall constitute a Company Material Adverse Effect: (i) any change or development in the United States financial, credit or securities markets, (ii) general economic or business conditions, (iii) political conditions, (iv) the implementation of the Business Plan, (v) the effects of a bankruptcy or insolvency of General Motors Corporation (including any supplier disruption caused thereby), (vi) the bankruptcy or insolvency of Sellers, or any actions or omissions by any person in connection therewith or (vii) general economic or industry conditions affecting the North American automobile manufacturing industry except to the extent that Sellers are disproportionately affected thereby.

“Company Subsidiary” means each Subsidiary of the Company.

“Computer Software” means any and all computer programs, including operating system and applications software, implementations of algorithms, program interfaces, and databases whether in source code or object code and all documentation, including user manuals, relating to the foregoing.

“Constitutive Documents” means, with respect to any juridicial Person, such Person’s articles or certificate of association, incorporation, formation or organization, bylaws, limited liability company agreement, partnership agreement or other constitutive document or documents, each in currently effective form as amended or updated from time to time.

“Contracts” means all written contracts, leases, licenses, arrangements, notes, bonds, mortgages, indentures, franchise agreements, insurance agreements and arrangements, instruments, commitments, undertakings and other agreements and binding obligations (including any amendments and other modifications thereto), whether written or, with respect to third parties only, oral, to which the Company, Purchaser, Fiat or any of their respective Subsidiaries is a party thereof or by which any of their respective businesses, properties or assets is bound.

“Control” (including the terms “controlled by” and “under common control with”), with respect to the relationship between or among two or more Persons, means the possession, directly or indirectly, as trustee, personal representative or executor, of the power to direct or cause the direction of the affairs or management of a Person, whether through the ownership of voting securities, as trustee, personal representative or executor, by contract or otherwise.

“Conveyance Documents” means instruments and documents necessary to convey the Purchased Assets to Purchaser as required hereunder and to evidence the assumption by Purchaser of the Assumed Liabilities as required hereunder, including appropriate quitclaim deeds, bills of sale, assignments, assumptions and stock powers. The Conveyance Documents will not require any Seller to make any representation, warranty or covenant not also contained herein and will not require any Seller to indemnify or otherwise hold harmless any Person after the Closing.

“Conveyance Taxes” means any transfer, documentary, sales, use, stamp, registration and similar taxes, any conveyance fees, any recording charges and any similar fees and charges (including penalties and interest in respect thereof) imposed upon the purchase and sale of the Purchased Assets and the assumption of the Assumed Liabilities or the conveyance of the property subject to the Auburn Hills Agreement, or the documents effectuating such transfers, in each case, pursuant to this Agreement.

“Copyright Licenses” shall mean all Contracts providing for the grant of any right to reproduce, publicly display, publicly perform, distribute, create derivative works of or otherwise exploit any works covered by any Copyright.

“Copyrights” shall mean all domestic and foreign copyrights, whether registered or unregistered, including, without limitation, all copyright rights throughout the universe (whether now or hereafter arising) in any and all media (whether now or hereafter developed), in and to all original works of authorship (including, without limitation, all marketing materials, all applications, registrations and recordings thereof (including, without limitation, applications, registrations and recordings in the United States Copyright Office or in any similar office or agency of the United States or any other country or any political subdivision thereof), and all reissues, renewals, restorations, extensions or revisions thereof.

“Daimler Agreement” means the consent and acknowledgement letter to be executed by the DC Contributors (as defined in the Original Contribution Agreement) on or prior to the Closing, which shall be substantially in the form attached hereto as Exhibit E, as it may be hereafter amended.

“Deferred Closing Agreement” means the Asset Purchase Agreement by and among Fiat, Purchaser, the Company and certain of its subsidiaries identified as Sellers therein executed as of the date hereof.

“Documents” means all files, documents, instruments, papers, books, reports, records, tapes, microfilms, photographs, letters, budgets, forecasts, ledgers, journals, title policies, customer lists, regulatory filings, operating data and plans, technical documentation (design specifications, functional requirements, operating instructions, logic manuals, flow charts, etc.), user documentation (user manuals, training materials, release notes, working papers, etc.), marketing documentation (sales brochures, flyers, pamphlets, web pages, etc.) and other similar materials to the extent related to the Company Business as presently conducted, in each case whether or not in electronic form.

“EDC Loan Agreement” means the Loan Agreement, dated as of March 30, 2009, by and among Chrysler Canada Inc., certain guarantors party thereto, and Export Development Canada, substantially in the form attached hereto as Exhibit M.

“Environmental Claim” means any and all written complaints, summons, citations, directives, orders, claims, litigation, investigations, notices of violation, judgments, administrative, regulatory or judicial actions, suits, demands or proceedings, or written notices of noncompliance or violation by any Governmental Entity or Person involving or alleging potential liability, or any claim or cause of action, whether such claim is known or unknown or asserted or unasserted, arising out of or resulting from any violation of Environmental Law or the presence or Release of Hazardous Materials from or relating to: (a) any assets, properties or businesses of the Company or any Company Subsidiary or any entity that is a predecessor to the Company or a Company Subsidiary; (b) any adjoining properties or businesses; or (c) any facilities receiving or handling Hazardous Materials generated by the Company or any Company Subsidiary or any entity that is a predecessor to the Company or a Company Subsidiary.

“Environmental Law” means any applicable federal, state, local or foreign statute, law, ordinance, regulation, rule, code, order, consent decree or judgment, in each case in existence at the date hereof, relating to the management of, or Release or Remedial Actions involving, Hazardous Materials, the exposure of humans to Hazardous Materials, pollution, or the protection of human health and the environment, including surface water, groundwater, ambient air, surface or subsurface soil, natural resources or wildlife habitat.

“Environmental Liabilities” means any monetary obligations, losses, liabilities (including strict liability), damages, punitive damages, consequential damages, treble damages, natural resource damages, costs and expenses (including all reasonable out-of-pocket fees, disbursements and expenses of counsel, out-of-pocket expert and consulting fees and out-of-pocket costs for environmental site assessments, remedial investigations and feasibility studies), fines, penalties, sanctions and interest incurred as a result of a Release or threatened Release of Hazardous Materials, the presence of Hazardous Materials in violation of Environmental Laws or any Environmental Claim filed by any Governmental Entity or any third party that relates to any violation of, or liability under, Environmental Laws, any Remedial Actions, or any Releases or threatened Releases of Hazardous Materials from or onto (a) any property or facility presently or formerly owned by the Company, or any Company Subsidiary or any entity that is a predecessor to the Company or a Company Subsidiary, or (b) any facility which received Hazardous Materials generated by the Company or any Company Subsidiary or any entity that is a predecessor to the Company or a Company Subsidiary.

“Environmental Lien” means any Lien in favor of any Governmental Entity authorized under any Environmental Law as a result of an Environmental Claim requiring a deed restriction, covenant, easement, land use restriction or similar encumbrance filed or recorded in accordance with Environmental Law.

“Environmental Permit” means any permit, approval, license or other authorization required under or issued pursuant to any applicable Environmental Law.

“Equity Interests” means, with respect to any Person, shares of capital stock of (or other ownership or profit interests in) such Person, warrants, options or other rights for the purchase or other acquisition from such Person of shares of capital stock of (or other ownership or profit interests in) such Person, securities convertible into or exchangeable for shares of capital stock of (or other ownership or profit interests in) such Person or warrants, options, or rights for the purchase or other acquisition from such Person of such shares (or such other ownership or profits interests), and other ownership or profit interests in such Person (including partnership, member or trust interests therein), whether voting or nonvoting.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and any regulations promulgated thereunder.

“ERISA Affiliate” means any trade or business (whether or not incorporated) that is part of the same controlled group, or under common control with, or part of an affiliated service group that includes any of the Sellers, within the meaning of Code Section 414(b), (c), (m), or (o) or ERISA Section 4001(a)(14).

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Excluded Subsidiary” means any direct or indirect Subsidiary of a Seller that has been designated as such by the Purchaser in accordance with Section 2.14.

“Fiat Disclosure Letter” means the schedule, dated as of the date hereof, delivered by Fiat to the Company in connection with this Agreement.

“Fiat IT Systems” means all IT Systems which are used or held for use in connection with the operation of the Fiat Business.

“Fiat Key Personnel” means Giorgio Fossati, Roberto Russo and Silvia Vernetti.

“Fiat Material Adverse Effect” means (a) a material adverse effect on the business, financial condition, or results of operations of Fiat and its Affiliates, taken as a whole or (b) any event that prevents or materially delays, or would be reasonably expected to prevent or materially delay, consummation by Fiat or an Affiliate of Fiat, as applicable, of the Transactions or the performance by Fiat or an Affiliate of Fiat, as applicable, of any of its material obligations under the Transaction Agreements and the Alliance Agreements; provided any change or development in Italy or the United States financial, credit or securities markets, general economic or business conditions, or political or regulatory conditions shall not be considered when determining whether a Fiat Material Adverse Effect shall have occurred . Notwithstanding the proviso to clauses (a) and (b) of the preceding sentence, if an event described in the proviso to such clauses has had a disproportionate effect on the business, financial condition, or results of operations of Fiat or any Affiliate of Fiat, as applicable, taken as a whole, relative to other major European participants in the auto industry, then, the incremental impact of such event on Fiat relative to other major European participants in the auto industry shall be taken into account for purposes of determining whether a Fiat Material Adverse Effect has occurred or is reasonably expected to occur.

“Final Joint Restructuring Plan” means the Final Joint Restructuring Plan (including the Business Plan incorporated therein) in the form attached hereto as Exhibit F.

“Financial Services Company” means FinCo Intermediate HoldCo LLC and each of its Subsidiaries.

“GAAP” means United States generally accepted accounting principles in effect from time to time applied consistently throughout the periods involved, as amended.

“GMAC Master AutoFinance Agreement” means the Master AutoFinance Agreement to be executed by GMAC LLC and the Company on or prior to the Closing, which agreement shall be substantially on the same terms as the term sheet attached hereto as Exhibit A.

“Governmental Entity” any supranational, national, Federal, provincial, state or local government (whether domestic or foreign), any court of competent jurisdiction or any administrative, regulatory or other governmental agency, commission, arbitral body or authority (whether domestic or foreign, including private arbitrators or arbitral panels to the extent empowered to issue binding decisions).

“Governmental Order” means any order, writ, ruling, judgment, injunction, decree, stipulation, determination or award entered by, or with, or issued by any Governmental Entity.

“Hazardous Material” means (a) any petroleum, petroleum product, by-product or breakdown product, radioactive material, asbestos-containing material or polychlorinated biphenyl; (b) any chemical, material or substance defined, listed, regulated or otherwise classified as toxic or hazardous, as a pollutant or contaminant, or as hazardous waste, medical waste, biohazardous or infectious waste or special waste or solid waste under any applicable Environmental Law; (c) any substance exhibiting a hazardous waste characteristic including corrosivity, ignitability, toxicity or reactivity as well as any explosive material; or (d) any other material that is regulated pursuant to any Environmental Law due to a potential to impair human health including material containing asbestos, lead, mold, manganese or silica.

“Health and Safety Laws” means the Occupational Safety and Health Act of 1970, as amended, together with all other applicable Laws (including rules, regulations, codes, common law, plans, injunctions, judgments, Orders, decrees, rulings and charges thereunder) of any Governmental Entity concerning public health and safety, or employee health and safety.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indebtedness” of any Person means, without duplication, (a) all indebtedness of such Person (including, in the case of the Company or a Company Subsidiary, intercompany loans between such Person, on the one hand, and either CGI or Daimler AG or an Affiliate of either of CGI or Daimler AG (other than the Company or a Company Subsidiary), on the other hand), whether secured or unsecured, (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (c) all indebtedness of such Person for the deferred purchase price of property or services, excluding trade accounts payable, (d) all indebtedness of such Person created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (e) all indebtedness of such Person secured by a purchase money mortgage or other

Lien to secure all or part of the purchase price of the property subject to such mortgage or Lien, (f) all the obligations of such Person under leases which shall have been or are required to be, in accordance with GAAP, recorded as capital leases in respect of which such Person is liable as a lessee, (g) all obligations of such Person in respect of unreimbursed amounts under drawn letters of credit, (h) all direct or indirect guarantees by such Person of Indebtedness of others, (i) all Indebtedness of others which such Person has agreed (contingently or otherwise) to purchase or otherwise acquire or in respect of which it has otherwise assured a creditor against loss, and (j) all interest, fees, penalties (including prepayment penalties or premiums) and other expenses owed (in connection with the repayment thereof) by such Person with respect to the indebtedness or obligations referred to in any of clauses (a) through (i) above.

“Indemnified Party” means a Fiat Indemnified Party or a Company Indemnified Party, as the case may be.

“Indemnifying Party” means the Company pursuant to Section 9.02 and Fiat or the Purchaser pursuant to Section 9.03, as the case may be.

“Intellectual Property” shall mean (a) Patents, Trademarks, domain names and Copyrights, (b) confidential and proprietary information, including trade secrets, know-how and inventions, (c) registrations and applications for registration of the foregoing, and (d) any goodwill associated with the foregoing.

“Inventory” means any and all inventory, supplies, finished goods and goods-in-transit of Sellers or any of their Subsidiaries.

“IRS” means the Internal Revenue Service of the United States.

“IT Systems” means all Computer Software and all electronic data processing, data communication lines, telecommunication lines, firmware, hardware, Internet websites and other information technology equipment.

“Knowledge” means (i) with respect to the Company, the actual knowledge after reasonable inquiry of any of the Persons set forth in Section 1.01 of the Company Disclosure Letter, (ii) with respect to Fiat, the actual knowledge after reasonable inquiry of any of the Persons set forth in Section 1.01 of the Fiat Disclosure Letter and (iii) with respect to Purchaser, the actual knowledge after reasonable inquiry of any of the Persons set forth in Section 1.01 of the Purchaser Disclosure Letter.

“Law” means any federal, national, international, supranational, state, provincial, local or similar (including of any jurisdiction within or outside the United States) statute, law, ordinance, regulation, rule, code, order, requirement or rule of law (including common law).

“Liabilities” means any and all debts, liabilities and obligations of any kind whatsoever, whether asserted or unasserted, accrued or fixed, contingent or absolute, determined or determinable, or otherwise, including those arising under any Law, Action or Governmental Order and those arising under any Contract.

“Licenses” means Copyright Licenses, Trademark Licenses and Patent Licenses.

“Liens” means any mortgages, deeds of trust, deeds to secure debt, pledges, liens (including liens imposed by Law, such as, but not limited to, mechanics liens), claims, security or other interests (including any reversionary interests), conditional and installment sale agreements or other title retention agreements, options to purchase or lease real property, charges, easements and other conditions, covenants, zoning and any other restrictions, encumbrances or other matters affecting title of any kind.

“LLC Act” means Delaware Limited Liability Company Act (6 Del. C. § 18-101 et seq.), as amended from time to time.

“Loan and Security Agreement” means the Loan and Security Agreement by and between the Company, as Borrower, and U.S. Treasury, as Lender, dated as of December 31, 2008.

“Management Services Agreement” means the Management Services Agreement, to be executed on or prior to the Closing, which is substantially in the form attached hereto as Exhibit O.

“Master Industrial Agreement” means the Master Industrial Agreement, including any related annexes or term sheets (or the definitive agreements for the matters set forth in such term sheets) to be executed on or prior to the Closing, substantially in the form attached hereto as Exhibit G.

“Material Licenses” means all Licenses that are, individually or in the aggregate, material to the implementation of the Business Plan.

“Membership Interest” has the meaning set forth in the Operating LLC Agreement.

“Operating LLC Agreement” means the Amended and Restated Operating LLC Agreement of Purchaser to be executed at the Closing, which is substantially in the form attached hereto as Exhibit H.

“Ordinary Course of Business” means the conduct of the Company Business in accordance with Company’s normal day-to-day customs, practices and procedures, consistent with past customs, practices and procedures.

“Original Contribution Agreement” means the Contribution Agreement, dated as of May 14, 2007, among CGI, DaimlerChrysler North America Finance Corporation, DaimlerChrysler Holding Corporation and DaimlerChrysler AG.

“Patent Licenses” shall mean all Contracts providing for the grant of any right to manufacture, use, lease, or sell any invention, design, idea, concept, method, technique, or process covered by any Patent.

“Patents” shall mean all domestic and foreign letters patent, design patents, utility patents, industrial designs, and all intellectual property rights in inventions, trade secrets, ideas, concepts, methods, techniques, processes, proprietary information, technology, know-how, formulae, and other general intangibles of like nature, all applications, registrations and recordings thereof (including, without limitation, applications, registrations and recordings in the United States Patent and Trademark Office, or in any similar office or agency of the United States or any other country or any political subdivision thereof), and all reissues, divisions, continuations, continuations in part and extensions or renewals thereof.

“PBGC” means the Pension Benefit Guaranty Corporation.

“Permitted Liens” means (a) statutory liens for current Taxes not yet due, payable or delinquent (or which may be paid without interest or penalties) or the validity or amount of which is being contested in good faith by appropriate proceedings (provided that, only to the extent that such liens relate to a period ending on or before December 31, 2008, the full amount of any such contested liability is accrued or reserved for as a liability in the audited consolidated balance sheet of the Company at December 31, 2008), (b) mechanics’, carriers’, workers’, repairers’ and other similar liens arising or incurred in the ordinary course of business relating to obligations as to which there is no default on the part of Purchaser, the Company or any Company Subsidiary, or Fiat or any Subsidiary of Fiat, as applicable, or the validity or amount of which is being contested in good faith by appropriate proceedings, or pledges, deposits or other liens securing the performance of bids, trade contracts, leases or statutory obligations (including workers’ compensation, unemployment insurance or other social security legislation), (c) zoning, entitlement, conservation restriction and other land use and environmental regulations by one or more Governmental Entities which do not materially interfere with the present use of the assets of Purchaser, the Company and the Company Subsidiaries, or of Fiat and its Subsidiaries, as applicable, (d) all covenants, conditions, restrictions, easements, encroachments, charges, rights-of-way, liens, encumbrances and any similar matters of record affecting title to real property owned or leased by Purchaser, the Company or any of the Company Subsidiaries or Fiat and its Subsidiaries, as applicable, which do not materially interfere with the present use of such property, (e) any subleases, licenses, sublicenses or occupancy agreements affecting any real property owned or leased by the Company or any of Purchaser, the Company Subsidiaries or Fiat and its Subsidiaries, as applicable, (f) survey exceptions and matters as to real property of Purchaser, the Company and the Company Subsidiaries or Fiat and its Subsidiaries, as applicable, which would be disclosed by an accurate survey or inspection of such real property and do not materially impair the occupancy or current use of such real property, (g) prior to the Closing, liens arising under the Prepetition Credit Facilities, U.S. Treasury Loan Documents, the Supplier Support Credit Agreement, EDC Loan Agreement, the Canadian Loan Documents and Warranty Commitment Program, and (h) following the Closing, liens arising under the U.S. Treasury Loan Documents, the Canada Loan Documents, the Supplier Support Credit Agreement, EDC Loan Agreement and the Warranty Commitment Program.

“Person” means any individual, partnership, firm, corporation, limited liability company, association, trust, unincorporated organization or other entity, as well as any syndicate or group that would be deemed to be a person under Section 13(d)(3) of the Exchange Act.

“Prepetition Credit Facilities” means (i) the Amended and Restated First Lien Credit Agreement, dated as of November 29, 2007, among the Company, Carco Intermediate Holdco II LLC, the lenders party thereto, and JPMorgan Chase Bank, N.A., as administrative agent, and others and (ii) the Second Lien Term Loan Agreement, dated as of August 3, 2007, among the Company, Carco Intermediate Holdco II LLC, the lenders party thereto, and JPMorgan Chase Bank, N.A., as administrative agent, and others.

“PP&E” means all machinery, equipment, furniture, buildings, structures, fixtures, furnishings, vehicles, leasehold improvements and other tangible personal property (other than Inventory), including, without limitation, all such artwork, desks, chairs, tables, computer and computer-related hardware and equipment, copiers, telephone lines and numbers, facsimile machines and other telecommunication equipment, cubicles and miscellaneous office furnishings and supplies and any such property that is leased to Sellers.

“Products” means any and all products developed, designed, manufactured, marketed or sold in connection with the Company Business, including all parts and components of the foregoing manufactured or licensed by any Selling Group Member.

“Product Liability Claim” means any Action or action taken or otherwise sponsored by a customer arising out of, or otherwise relating to in any way in respect of claims for personal injury, wrongful death or property damage resulting from exposure to, or any other warranty claims, refunds, rebates, property damage, product recalls, defective material claims, merchandise returns and/or any similar claims, or any other claim or cause of action, whether such claim is known or unknown or asserted or unasserted with respect to, Products or items purchased, sold, consigned, marketed, stored, delivered, distributed or transported by the Company Business, any Selling Group Member or any of its Subsidiaries, whether such claims or causes of action are known or unknown or asserted or unasserted.

“Purchaser Disclosure Letter” means the schedule, dated as of the date hereof, delivered by Purchaser to the Company in connection with this Agreement.

“Purchaser Material Adverse Effect” means any event that prevents or materially delays, or would be reasonably expected to prevent or materially delay, consummation by Purchaser of the transactions contemplated hereby or the performance by Purchaser of any of its material obligations under this Agreement, any Alliance Agreement or any Transaction Agreement.

“Registered” means issued by, registered with, renewed by or the subject of a pending application before, any Governmental Entity or Internet domain name registrar.

“Regulation S-K” means Regulation S-K under the Securities Act and the Exchange Act.

“Regulations” means the Treasury regulations promulgated under the Code, as in effect on the date hereof.

“Release” means any actual or threatened release, spill, emission, leaking, dumping, abandonment, injection, pouring, deposit, disposal, discharge, dispersal, leaching or migration in, into, onto or through the environment (including ambient air, surface water, groundwater, land surface or subsurface strata) or within any building, structure, facility or fixture.

“Remedial Action” means (a) all actions taken to clean up, remove, remediate, contain, treat, monitor, assess, evaluate, neutralize or in any other way address Hazardous Materials in the indoor or outdoor environment; (b) all actions taken to prevent or minimize a Release or threatened Release of Hazardous Materials so such Hazardous Materials do not migrate or endanger or threaten to endanger public health or welfare or the indoor or outdoor environment; or (c) all actions taken to perform pre-remedial studies and investigations and post-remedial operation and maintenance activities.

“Rights” means, with respect to any Person, securities or obligations convertible into or exercisable or exchangeable for, or giving any other Person any right to subscribe for or acquire, or any options, calls, warrants, performance awards, units, dividend equivalent awards, deferred rights, “phantom” stock or other equity or equity-based rights or commitments relating to, or any stock appreciation right or other instrument the value of which is determined in whole or in part by reference to the market price of or value for or which has the right to vote with, shares of capital stock or other voting securities or equity interests of such first Person.

“Sale Order” means an order of the Bankruptcy Court substantially in the form attached as Exhibit P with such changes as may be approved by the Purchaser, Fiat, the US Treasury, Canada and UAW, such approval in the case of ministerial or other immaterial changes not to be unreasonably withheld or delayed, provided that notwithstanding the foregoing nothing in the Sale Order shall alter or amend this Agreement (for the avoidance of doubt, including all exhibits thereto) or the underlying commercial understanding reflected herein (and therein), that, among other things, finds and provides that (i) the Purchased Assets sold to Purchaser pursuant to this Agreement shall be transferred to Purchaser free and clear of all Liens (other than Liens created by Purchaser) and all liabilities, causes of action, obligations, demands, guaranties, rights, restrictions, remedies, claims and matters of any kind or nature whatsoever, whether at law or in equity, including without limitation, free and clear of any rights or claims based on theories of transferee or successor liability under any applicable law, statute, rule, regulation, common law or equitable principle of any nation or government or any state, province, municipality, territory or political subdivision thereof or located therein, whether arising before or after the filing of the Petitions and whether imposed by agreement, understanding, law, equity, regulation, custom or otherwise, save and excepting only those liabilities expressly assumed by Purchaser in writing under this Agreement; (ii) Purchaser has acted in “good faith” within the meaning of and is entitled to the protections of Section 363(m) of the Bankruptcy Code; (iii) this Agreement was negotiated, proposed and entered into by the parties without collusion, in good faith and from arm’s length bargaining positions; (iv) the Bankruptcy Court shall retain jurisdiction to resolve any controversy or claim arising out of or relating to this Agreement, or the breach hereof, as provided in Section 11.09(a) hereof , and over any claims against Purchaser that are not Assumed Liabilities hereunder; (v) this Agreement and the transactions contemplated hereby may be specifically enforced against and binding upon, and not subject to rejection or avoidance by, the Sellers or their estates or any chapter 7 or chapter 11 trustee of the Sellers or other representative of their respective estates; (vi) the Assumed Contracts have been properly assumed and assigned to Purchaser, with only such exceptions as Purchaser may agree in writing; (vii) the UAW Retiree Settlement Agreement is approved in all respects, and (viii) a super-priority administrative lien on the proceeds of any tax refunds (including interest thereon), returns of withholding or similar payments, and any proceedings of tax sharing, contribution or similar agreements exist to secure the payment of tax indemnities due under this Agreement, other than refunds required to be paid to other parties pursuant to the terms of the Original Contribution Agreement, or if entered into pursuant to Section 5.11, the Tax Settlement Agreement.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Shareholder Agreement” means the Shareholder Agreement to be executed on or prior to the Closing, which is substantially in the form attached hereto as Exhibit I.

“Significant Subsidiary” means (A) with respect to the Company, the Subsidiaries of the Company set forth in Section 1.01 of the Company Disclosure Letter and each Subsidiary of the Company that is or will be a party to a Transaction Agreement, including each of the Sellers under this Agreement, and (B) with respect to Fiat, the Subsidiaries of Fiat set forth in Section 1.01 of the Fiat Disclosure Letter and each Subsidiary of Fiat that is or will be a party to a Transaction Agreement.

“Subsidiary” of any Person means another Person, an amount of the voting securities, other voting rights or voting partnership interests of which are sufficient to elect at least a majority of its board of directors or other governing body (or, if there are no such voting interests, more than 50% of the equity interests of which) is owned directly or indirectly by such first Person. For purposes of this Agreement, Purchaser shall not be a “Subsidiary” of the Company.

“Supplier Support Credit Agreement” means the Credit Agreement, dated as of April 7, 2009, by and between Chrysler Receivables SPV LLC and the United States Department of Treasury.

“Tax” or “Taxes” means any and all taxes of any kind including any similar charges, levies or other similar assessments or Liabilities, including income, gross receipts, ad valorem, premium, value-added, consumption, excise, real estate, real property, personal property, sales, use, transfer, withholding, employment, unemployment insurance, social security, business license, business organization, environmental, workers compensation, profits, severance, stamp, occupation, windfall profits, customs, duties, payroll, franchise taxes or other taxes (together with any and all interest, penalties and additions to tax imposed with respect thereto) imposed by any Government Authority, or which are payable to any Government Authority.

“Tax Indemnity Agreement” means the Tax Indemnity Assignment and Assumption Agreement, dated as of April 29, 2009, between CGI and the Company.

“Tax Returns” means any and all returns, reports and forms (including elections, declarations, amendments, schedules, information returns or attachments thereto) required to be filed with a Governmental Entity with respect to Taxes.

“Third Party Transaction Agreements” means the (A) GMAC Master AutoFinance Agreement, (B) Auburn Hills Agreement, (C) CGI Indemnity Assignment

Agreement, (D) Daimler Agreement, (E) UAW Retiree Settlement Agreement, (F) U.S. Treasury Loan Documents and (G) Canada Loan Documents, including any related annexes or term sheets relating to each of the foregoing, as the case may be; provided, however, for the purposes of the closing conditions set forth in Sections 8.01 and 8.02, Third Party Transaction Agreements shall not include the agreements set forth in clause (A), (B), (C) or (D).

“Trademark Licenses” shall mean all licenses, contracts or other agreements, whether written or oral, providing for the grant of any right concerning any Trademark.

“Trademarks” shall mean all domestic and foreign trademarks, service marks, collective marks, certification marks, trade dress, trade names, business names, d/b/a’s, Internet domain names, trade styles, designs, logos and other source or business identifiers and all general intangibles of like nature, all applications, registrations and recordings thereof (including, without limitation, applications, registrations and recordings in the United States Patent and Trademark Office or in any similar office or agency of the United States, any state thereof or any other country or any political subdivision thereof), and all reissues, extensions or renewals thereof, together with all goodwill of the business symbolized by such marks.

“Transaction Agreements” means this Agreement and the other agreements and instruments to be executed and delivered in connection with this Agreement, including the (A) GMAC Master AutoFinance Agreement, (B) Auburn Hills Agreement, (C) CGI Indemnity Assignment Agreement, (D) Daimler Agreement, (E) Master Industrial Agreement, (F) Operating LLC Agreement, (G) Shareholder Agreement, (H) the UAW Retiree Settlement Agreement, (I) U.S. Treasury Loan Documents, (J) Canada Loan Documents, (K) Transition Services Agreement and (L) Management Services Agreement, including any related annexes or term sheets relating to each of the foregoing, as the case may be; provided, however for purposes of the closing conditions set forth in Sections 8.01 and 8.02, Transaction Agreements shall not include the agreements set forth in the clauses (A), (B), (C) or (D).

“Transition Services Agreement” means the Transition Services Agreement between the Company and Purchaser, in the form attached as Exhibit Q hereto.

“Transactions” means the transactions contemplated by the Transaction Agreements.

“UAW” means The International Union, United Automobile, Aerospace and Agricultural Implement Workers of America.

“UAW Active Labor Modifications” means the modifications to the Collective Bargaining Agreement which are consistent with the term sheet attached hereto as Exhibit J, which modifications have been ratified by the UAW membership.

“UAW Retiree Settlement Agreement” means the Retiree Settlement Agreement to be executed at the Closing substantially in the form attached hereto as Exhibit K.

“U.S. Treasury” means the U.S. Department of the Treasury.

“U.S. Treasury Loan Documents” means the U.S. Treasury Loan Documents to be executed on or prior to the Closing, substantially in the form attached hereto as Exhibit N.

“VEBA Trust” means the trust fund established pursuant to the Settlement Agreement, dated March 30, 2008, as amended, supplemented, replaced or otherwise altered from time to time, between the Company, the UAW, and certain class representatives, on behalf of the class of plaintiffs in the class action of Int’l Union, UAW, et al. v. Chrysler, LLC, Case No. 07-74730 (E.D. Mich. filed Oct. 11, 2007).

“Warranty Commitment Program” means the program established by the United States Department of the Treasury to ensure that the limited warranty obligations of the Company and its Subsidiaries with respect to vehicles sold from March 30, 2009 through June 30, 2009 are honored, as more fully described in the Administration Agreement between Chrysler Warranty SPV LLC, Chrysler LLC, Chrysler Motors LLC, Chrysler Canada, Inc., Chrysler de Mexico S.A. de C.V., and Chrysler International Corporation dated as of April 29, 2009, and any comparable program established by the Canadian government with respect to vehicles sold in Canada.

OTHER DEFINITIONS. Terms not in the Definitions Addendum may be defined elsewhere in the text of this Agreement and, unless otherwise indicated, shall have such meaning indicated throughout this Agreement. The following terms have the meanings set forth in the Sections set forth below:

Definition	Section
2008 Financial Statements	Section 3.06(a)
Agreement	Preamble
Allocation Statement	Section 7.08
Applicable Employee	Section 6.01
Assumed Contracts	Section 2.06(a)
Assumed Liabilities	Section 2.08
Auction Date	Section 5.18(b)
Audited Financial Statements	Section 3.06
Balance Sheet	Section 3.06
Bankruptcy and Equity Exception	Section 3.04
Bankruptcy Code	Recitals
Bankruptcy Court	Recitals
Benefit Plan	Section 3.15
Break-Up Fee	Section 10.2(b)
Canadian Investment Regulations	Section 3.05
Canadian LLC Interest	Recitals
Cash Consideration	Recitals
Certificate of Amendment	Section 5.19(b)
CGI	Section 3.08
Closing	Section 2.02
Closing Date	Section 2.02
Company	Preamble
Company Business	Recitals
Company Contracts	Section 3.10
Company Key Personnel	Section 3.07(c)
Company Indemnified Party	Section 9.03
Competing Transaction	Section 5.18(b)
Confidentiality Agreement	Section 5.04
Cure Amounts	Section 2.10
Daimler Transactions	Section 5.07
Delayed Jurisdiction	Section 5.05(g)
Disqualified Individual	Section 3.15
EC Merger Regulation	Section 3.05
End Date	Section 10.01(c)
Equity Subscription Agreement	Recitals
Excluded Assets	Section 2.07
Excluded Contracts	Section 2.07(a)
Excluded Leased Real Property	Section 2.07(e)
Excluded Liabilities	Section 2.09

Definition	Section
Excluded Owned Real Property	Section 2.07(d)
Excluded Plans	Section 2.07(r)
Existing Internal VEBA	Section 6.08
Faurecia	Section 2.09(k)
FCPA	Section 3.22
Fiat	Preamble
Fiat Indemnified Party	Section 9.02
Fiat Sub	Section 4A.06
Financial Statements	Section 3.06
Fundamental Representations	Section 9.01
HoldCo	Section 3.08
Included Plans	Section 2.06(r)
Information	Section 5.04
Loss	Section 9.04(c)
Minimum Initial Overbid Amount	Defined Terms
NAFTA Region	Recitals
Necessary Consent	Section 2.11
Ordinary Course of Business	Defined Terms
Other LLC Interest	Recitals
Pension Plan	Section 3.15
Permits	Section 3.12
Petitions	Recitals
Petition Date	Section 5.18(b)
Purchased Assets	Section 2.06
Purchased Companies	Section 2.06(g)
Purchased Entity	Section 2.06(g)
Purchased Inventory	Section 2.06(i)
Purchased Leased Real Property	Section 2.06(e)
Purchased Owned Real Property	Section 2.06(d)
Purchaser	Preamble
Restructuring Transactions	Section 5.06
Resolution Committee	Section 5.10
Sale Motion	Section 5.18(a)
Schedule of Members	Recitals
Sellers	Preamble
Selling Group Member	Preamble
Successful Bidder	Defined Terms
Target Closing Date	Section 5.05(a)
TARP	Section 3.07(c)
Tax Settlement Agreement	Section 5.11
Third Party Claim	Section 9.05
Trade Payables	Section 2.08(b)
Trade Receivables	Section 2.06(b)
Transferred Employee	Section 6.01
UST LLC Interest	Recitals

Definition	Section
VEBA LLC Interest	Recitals
Viper Assets	Section 2.15(a)